     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 26, 1999

                                                      REGISTRATION NO. 333-79629
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                          OPENSITE TECHNOLOGIES, INC.
             (Exact Name of Registrant as Specified in its Charter)

               DELAWARE                                   7389                              56-1990869
    (State or other Jurisdiction of           (Primary Standard Industrial               (I.R.S. Employer
    Incorporation or Organization)             Classification Code Number)            Identification Number)

                             ---------------------
                             2800 MERIDIAN PARKWAY
                          DURHAM, NORTH CAROLINA 27713
                                 (919) 544-1993
   (Address, Including Zip Code and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ---------------------
                                MR. KIP A. FREY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          OPENSITE TECHNOLOGIES, INC.
                             2800 MERIDIAN PARKWAY
                          DURHAM, NORTH CAROLINA 27713
                                 (919) 544-1993
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                             ---------------------
                                   COPIES TO:

        JOHN C. YATES, ESQ.                FRED D. HUTCHISON, ESQ.                JOHN B. TEHAN, ESQ.
   GRANT W. COLLINGSWORTH, ESQ.          J. ROBERT TYLER, III, ESQ.           SIMPSON THACHER & BARTLETT
 MORRIS, MANNING & MARTIN, L.L.P.          HUTCHISON & MASON, PLLC               425 LEXINGTON AVENUE
   1600 ATLANTA FINANCIAL CENTER          4011 WESTCHASE BOULEVARD             NEW YORK, NEW YORK 10017
     3343 PEACHTREE ROAD, N.E.                    SUITE 400
      ATLANTA, GEORGIA 30326            RALEIGH, NORTH CAROLINA 27607

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.

    If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") please check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                         PROPOSED              PROPOSED
                                                         MAXIMUM               MAXIMUM              AMOUNT OF
  TITLE OF EACH CLASS OF            AMOUNT            OFFERING PRICE          AGGREGATE            REGISTRATION
   SECURITIES REGISTERED        REGISTERED(1)          PER SHARE(2)       OFFERING PRICE(2)           FEE(3)
-------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par
  value....................    4,159,070 shares           $12.00             $49,908,840             $13,874
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


(1) Includes 477,270 shares subject to the underwriters' over-allotment option.
(2) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.

(3) Includes $12,510 that has been previously paid.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   SUBJECT TO COMPLETION, DATED JULY 26, 1999


PROSPECTUS

                                3,681,800 SHARES

                                 OPENSITE LOGO


                                  COMMON STOCK



     This is an initial public offering of common stock by OpenSite Technologies, Inc. The estimated initial public offering price is between $10.00 and $12.00 per share.


                           -------------------------


     We have applied to have the common stock approved for quotation on the Nasdaq National Market under the symbol OPNS.


                           -------------------------


                                                                PER SHARE    TOTAL
                                                                ---------    -----
Initial public offering price...............................    $            $
Underwriting discounts and commissions......................    $            $
Proceeds to OpenSite, before expenses.......................    $            $



     Of the 3,681,800 shares offered in this offering, we are selling 500,000 shares directly to CNET, Inc., an existing stockholder, at a price of $
per share, and the underwriters will not receive underwriting discounts or commissions with respect to these shares. Accordingly, these shares have been excluded from the table. The total proceeds to OpenSite, before expenses,
including these shares is $          . This prospectus will also be used in
connection with the direct sale by us to CNET, Inc. See "Direct Sale."



     We have granted the underwriters an option for a period of 30 days to purchase up to 477,270 additional shares of common stock.


                           -------------------------


         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.

                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                           -------------------------


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



HAMBRECHT & QUIST

                THE ROBINSON-HUMPHREY COMPANY

                                SOUNDVIEW TECHNOLOGY GROUP

                                             WACHOVIA SECURITIES, INC.
            , 1999

[ARTWORK DEPICTED IN PROSPECTUS]

1.       Inside front page portrays the following:

         The title bar at the top of the page reads as follows: "The Auction Starts Here"

         In the center of the page is the Company's logo.

         On the left side of the page and centered vertically is the following text:


                  "OpenSite Technologies is a provider of online auction software solutions. According to International Data Corporation, we have approximately a 50% market share of online auction sites.


                  Our family of software products and related consulting, education, and technical support services enables merchants to set up and conduct Web-based auctions and provides them with increasingly sophisticated functionality as they grow.

                  In addition, our BidStream.com Web site aggregates the content of OpenSite-powered auctions, providing Internet users with a central location from which to access and search multiple Web auction sites.

                  Our mission is to provide software, services, and content that set the standard for branded, Web auction sites."

         At the bottom left corner of the page is the word "OpenSite" and below it is the following text: "The auction starts here."

         At the bottom right corner of the page are boxes that contain the following text:

                  top box: "internet world" and beneath it is the text "Best of Show Fall 1998"

                  second box from the top: at the top is "PCWEEKLABS" and beneath it is the text "Analyst's Choice" with the word "Analyst" covering the top portion of a star.

                  third box from the top: centered at the top of the box is the text "The Internet Open." In the center of the box is an object representing a trophy. At the bottom of the box is the word "ICE." Beneath the word "ICE" is the text "Internet Commerce Expo."

                  The bottom box contains the word "E-Commerce" at the top. Beneath the word E-Commerce are five stars going across the page. Beneath the stars is the word "Guide" which is underlined. At the bottom of the box is the word "internet.com."

2.       At the top of the front gate fold is the following text: "OpenSite
Technologies: Enabling Dynamic Pricing for Online Merchants."

         On the left side of the page and centered vertically are three paragraphs including the following text: "The Internet enables online auctions to offer more products to more people - all without geographic limitation and in real time.

         Our combination of applications, services, and site aggregation provides a self-reinforcing, full spectrum of dynamic pricing solutions for Web merchants of all sizes.

         By bringing together buyers and sellers in a dynamic relationship, our products help individuals and businesses create new sales channels, manage inventory, attract new customers, introduce new products, and enhance customer interaction."

         In the left center section of the page is the screen shot of a web page for BidStream.com. Beneath the web page is the following text: "BidStream.com provides bidders with a central point for locating items for sale on participating OpenSite-powered auction sites. By aggregating the content from these sites, we provide a way for our customers to generate increased site traffic without costly marketing campaigns."

         In the center of the of the page are words formed in a circle which are "Site Aggregation," "Applications" and "Services."


         At the bottom right center section of the page is a screen shot of a web page for Buildscape. To the left of the web page is the following text: "Our Customer Services organization provides a broad range of services to assist our customers in successfully implementing Web-based auctions using our products. For example, the services we have provided to Buildscape included developing the auction site shown here. Buildscape has accounted for less than one percent of our revenue in 1999. No services customer has accounted for more than one percent of our revenue in 1999."



         At the top right corner of the page is the screen shot of a web page for VerticalNet. Beneath the web page is the following text: "Our products allow customers to control their auction sites rather than list their products in a person-to-person Internet auction community. OpenSite Auction 4.0, our core product, automates the process of implementing, running and maintaining real-time auctions over the Internet. For example, VerticalNet uses OpenSite Auction 4.0 to create auctions on its vertical portal sites. VerticalNet has accounted for less than three percent of our revenue in 1999. No product licensee has accounted for more than five percent of our revenue in 1999."


         At the bottom right corner of the page is the word "OpenSite" and beneath it are the words "The auction starts here."

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    5
Forward-Looking Statements..................................   18
Use of Proceeds.............................................   18
Dividend Policy.............................................   19
Capitalization..............................................   20
Dilution....................................................   22
Selected Financial Data.....................................   24
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   26
Business....................................................   40
Management..................................................   60
Related Party Transactions..................................   64
Principal Stockholders......................................   65
Description of Capital Stock................................   67
Shares Eligible for Future Sale.............................   71
Underwriting................................................   73
Direct Sale.................................................   75
Legal Matters...............................................   75
Experts.....................................................   75
Change in Accountants.......................................   76
Where You Can Find More Information.........................   76
Index to Financial Statements...............................  F-1


                           -------------------------


     "OpenSite" and "AuctionWatch" are registered trademarks of OpenSite, and AuctionNow, AuctionRate, BidStream.com, Concierge and MagicBid are trademarks of OpenSite. This prospectus also includes trademarks, service marks and trade names of other companies.

                               PROSPECTUS SUMMARY


     The following is only a summary. You should carefully read the more detailed information contained in this prospectus, including our financial statements and accompanying notes appearing elsewhere in this prospectus. Our business involves significant risks. You should carefully consider the information under the heading "Risk Factors."



     OpenSite provides online auction software solutions and has an installed base of over 300 auction sites. According to International Data Corporation, we have approximately a 50% market share of online auction sites. Our solutions, which include a variety of cost-effective software and services, enable small, medium and large merchants to create branded, Internet-based auctions on their own Web sites. Our solutions automate the process of installing, running and maintaining real-time auctions over the Internet. By bringing together buyers and sellers, our solutions help businesses create new sales channels, manage inventory, attract new customers, introduce new products and strengthen customer and other business relationships.


     Dynamic pricing, in which prices are determined by buyers and sellers on a transaction-by-transaction basis, is becoming more accepted as a form of electronic commerce. The Internet enables market information to be disseminated more quickly, in greater quantity and to a wider audience than has been possible with traditional forms of media. Also, the interactive nature of the Internet and its ability to transmit information on a real-time basis have caused Internet users to become more comfortable with continuous market refinement of pricing. Auctions are among the most well known forms of dynamic pricing. Forrester Research projects that the value of goods sold through Internet auctions will increase from $10.1 billion in 1998 to $64.9 billion in 2002, a 59% compound annual growth rate.

     The OpenSite Auction family of software products, available in Professional, Merchant and Corporate versions, enables merchants of all sizes to set up and conduct auctions on the Internet and provides them with the ability to gain more sophisticated functionality as they grow. We also provide related consulting, education and technical support services. Our Concierge service enables our customers to outsource completely to us the process of running Internet auctions, including development, deployment, maintenance and hosting. In addition, our BidStream.com Web site, which was launched in April 1999, aggregates the content of OpenSite-powered auction Web sites and is designed to generate increased traffic to these Web sites while providing Internet users with a central location from which to access the items put up for auction. Currently, participation in Bidstream.com is free to our customers. However, we intend to charge a fee for participation in the future.

     Our customers operate in a wide variety of industries and include Beverly Hills Country Club, Cheapfares.com, CNET, Currans Select Auctions, The Sharper Image, VerticalNet and Winebid.com. OpenSite Auction won a Best of Show Award for e-commerce applications at Fall Internet World 1998 and a Best of Class Award for Web-based selling at Fall Internet Commerce Expo 1998. OpenSite Auction also earned an Analyst's Choice Award from PC Week magazine and received a five-star rating from online magazine Internet.com. A description of the criteria and other information regarding these awards can be found under "Business -- Products and Services."

     We commenced operations and introduced our first auction software product in 1996. In 1998, we recognized total revenue of $1.3 million and incurred net losses of $2.4 million. For the six months ended June 30, 1999, we recognized total revenue of $2.6 million and incurred net losses of $4.2 million.

     We are incorporated under the laws of the State of Delaware, and our executive offices are located at 2800 Meridian Parkway, Durham, North Carolina 27713. Our telephone number is (919) 544-1993. Our World Wide Web address is www.opensite.com.

                                  THE OFFERING


Common stock we are offering..........    3,681,800 shares



Common stock to be outstanding after
this offering.........................    16,868,511 shares


Underwriters' over-allotment option...    477,270 shares

Use of proceeds.......................    We intend to use the net proceeds from
                                          the offering primarily for expansion
                                          of our business, including sales and
                                          marketing activities, product
                                          development, possible future
                                          acquisitions and for general corporate
                                          purposes, including working capital.
                                          See "Use of Proceeds."


Direct sale...........................    The shares offered include the direct
                                          sale of 500,000 shares by us to CNET.
                                          See "Direct Sale."


Proposed Nasdaq National Market
symbol................................    OPNS


     The number of shares of our common stock to be outstanding immediately after the offering is based on the number of shares outstanding at July 23, 1999. This number does not take into account 786,905 shares of our common stock subject to options outstanding under our stock option plan at July 23, 1999 and 93,455 shares of common stock subject to outstanding warrants.



     Unless otherwise noted, all information in this prospectus assumes: (1) the conversion of all outstanding shares of our preferred stock into 9,639,847 shares of common stock upon the closing of this offering, (2) an assumed initial public offering price of $11.00 per share and a price to CNET of $10.34 per share, and (3) no exercise by the underwriters of the over-allotment option.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following financial data is a summary of the more complete financial information provided in our financial statements and accompanying notes appearing elsewhere in this prospectus. See Note 2 of Notes to Financial Statements for an explanation of basic and diluted net income (loss) per common share and the weighted average shares used in computing basic and diluted net income (loss) per common share. The "pro forma as adjusted" balance sheet data gives effect to the conversion of all outstanding shares of mandatorily redeemable convertible preferred stock into common stock upon the closing of the offering and is adjusted to give effect to (1) our sale of 3,181,800 shares of common stock offered at an assumed initial public offering price of $11.00 per share, (2) our sale of 500,000 shares of common stock to CNET at an assumed price of $10.34 per share, and (3) the receipt of the estimated net proceeds from the sales.


                                                                 SIX MONTHS ENDED
                               YEAR ENDED DECEMBER 31,               JUNE 30,
                           -------------------------------     --------------------
                            1996        1997        1998        1998         1999
                           -------     -------     -------     -------     --------
                                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Total revenue..........  $    12     $   340     $ 1,281     $   584     $  2,586
  Gross profit...........       11         312       1,132         559        2,073
  Operating income
     (loss)..............        0         128      (2,404)        (68)      (4,417)
  Net income (loss)......        0         130      (2,361)        (59)      (4,176)
                           -------     -------     -------     -------     --------
  Basic and diluted net
     income (loss) per
     common share........  $  0.00     $  0.03     $ (0.66)    $ (0.03)    $ (13.31)
                           -------     -------     -------     -------     --------
  Weighted average shares
     used in computing
     basic and diluted
     net income (loss)
     per common share....    3,579       3,877       4,106       3,977        3,461
                           -------     -------     -------     -------     --------


                                                               JUNE 30, 1999
                                                           ---------------------
                                                                       PRO FORMA
                                                                          AS
                                                            ACTUAL     ADJUSTED
                                                           --------    ---------
                                                                (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents..............................  $ 19,324    $ 56,099
  Working capital........................................    16,660      53,435
  Total assets...........................................    21,856      58,631
  Mandatorily redeemable convertible preferred stock.....    69,204          --
  Total stockholders' equity (deficit)...................   (51,244)     54,735

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and accompanying notes appearing elsewhere in this prospectus. The risks and uncertainties described below are those that we currently believe may materially affect our company.

     This prospectus also contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

OUR EVOLVING BUSINESS MODEL AND MARKETS MAKE FORECASTING FUTURE PERFORMANCE DIFFICULT.

     We commenced operations and introduced our first auction software product in 1996. Our business model has evolved considerably since that time. For example, we introduced our indirect sales channel in 1998 and BidStream.com in 1999. We expect this evolution to continue in response to the rapidly changing market for Internet products. Our revenue currently is generated primarily from the sale of auction software products. In the future, we expect to generate revenue from multiple sources, including BidStream.com and business services. For us, this business model is unproven. We will be successful only if consumers and merchants purchase our software products and actively use BidStream.com and our other business services. It is impossible to predict the degree to which consumers and merchants will purchase our software products or use these services.

     As a result of our limited operating history and the emerging nature of the online auction software market, we are unable to accurately forecast our revenue. Additionally, our current sales cycle, the time between when a sales lead is generated and when the sale is completed, is relatively short. A shorter sales cycle results in fewer pending sales at any given time, which makes forecasting revenue more difficult and uncertain. Our expenses are to a large extent fixed and based predominantly on our operating plans and estimates of future revenue. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, a failure to meet our revenue projections could have an immediate and negative impact on profitability. We are aware that some media reports about us have included revenue projections for 1999. We cannot be certain that any of these revenue projections will be accurate.

WE ANTICIPATE INCURRING CONTINUED LOSSES FOR THE FORESEEABLE FUTURE.

     We incurred net losses of $2.4 million in 1998, representing 184% of total revenue. We incurred net losses of $4.2 million in the six months ended June 30, 1999, representing 161% of total revenue. As of June 30, 1999, we had incurred cumulative net losses of $6.4 million. We expect our losses to increase significantly. We cannot be certain that we will increase revenue sufficiently to ever achieve profitability or generate a positive cash flow in the future. As part of our strategy to achieve profitability, we intend to expend significant financial and management resources on:

     - developing our OpenSite and BidStream.com brands;

     - developing new products and services;

     - increasing marketing and promotional activities;

     - establishing and expanding our direct and indirect sales channels;

     - establishing business relationships; and

     - acquiring complementary businesses and products.

     As a result, we expect to incur substantial operating losses and continued negative cash flow from operations for the foreseeable future. If our losses continue for an extended period or are greater than projected, we may be forced to raise additional capital in order to continue implementing our business strategy. This could result in dilution to our stockholders. If we are unable to raise additional capital, we may not have sufficient resources to carry out our business strategy or achieve profitability.

FLUCTUATIONS IN OUR QUARTERLY RESULTS MAY ADVERSELY AFFECT OUR STOCK PRICE.

     We expect that our quarterly operating results will fluctuate significantly due to many factors, including:

     - the level of demand for online auction software;

     - the development of the electronic commerce market;

     - increasing competition;

     - performance of resellers;

     - timely release of new products and product upgrades;

     - management of our growth; and

     - risks associated with potential acquisitions.

     Many of these factors are beyond our control, such as the level of demand for online auction software, the development of the electronic commerce market, increasing competition and the performance of resellers. These factors may impact our long-term results as well as our operating results in any particular quarter. Our quarterly operating results have fluctuated in the past. For example, our revenue fluctuated an average of 102% from quarter to quarter in 1998. Due to these historical trends, we believe that period-to-period comparisons of our operating results are not meaningful. In addition, it is likely that in one or more future quarters our operating results will fall below the expectations of securities analysts and investors. If this happens, the trading price of our common stock would almost certainly be materially and adversely affected.

IF THE MARKET FOR ONLINE AUCTIONS DOES NOT CONTINUE TO GROW, OUR BUSINESS MAY SUFFER.

     Our success is highly dependent upon the widespread acceptance and use of the Internet for electronic commerce. In particular, the continued adoption by buyers and sellers of online auctions and other dynamic pricing models on the Internet is critical to the continued growth in sales of our products. Use of the Internet to conduct auctions is at an early stage of development. We cannot be certain that acceptance of online auctions will continue to develop. Any material reduction in the growth of acceptance and use of online auctions could have a material adverse effect on our business. The continued growth of online auctions is dependent upon a number of factors, including the following:

     - continued growth in the number of buyers and sellers who use electronic commerce services;

     - continued market demand for dynamic pricing by buyers and sellers;

     - continued growth in the number of merchants who desire online auction capabilities;

     - continued development of transaction security technology; and

     - continued development of electronic commerce technology.

OUR BUSINESS MAY SUFFER IF OPENSITE AUCTION IS NOT ACCEPTED BY NEW CUSTOMERS.

     We cannot be certain that OpenSite Auction will continue to achieve market acceptance. We derive a majority of our revenue from sales of OpenSite Auction. We expect this to continue for the foreseeable future. As a result, our future operating results depend upon the continued market acceptance of OpenSite Auction. Any material reduction in demand for OpenSite Auction could have a material adverse effect on our business. Factors that could adversely affect sales of OpenSite Auction include:

     - failure of buyers and sellers to adopt online auctions as a method of doing business;

     - competitive products that obtain greater market acceptance;

     - failure to adapt OpenSite Auction to new technologies and computing platforms; and

     - failure to adapt OpenSite Auction to address changing customer and reseller needs.

BIDSTREAM.COM IS A NEW BUSINESS MODEL THAT WE CANNOT BE CERTAIN WILL SUCCEED.

     We launched the BidStream.com Web site in April 1999. The continued development and market acceptance of BidStream.com is a key element of our business strategy. Due to its recent introduction, we cannot be certain that BidStream.com will be successful. The participation of OpenSite-powered auction sites in BidStream.com is essential to its success. Currently, participation in BidStream.com is free to our customers. However, we intend to charge a fee to participating Web sites in the future. We cannot be certain that our customers will be willing to pay a fee to participate in BidStream.com. Also, the value of BidStream.com to our customers is the potential for directing additional traffic to their auction sites. We cannot be certain that Internet users will be attracted to BidStream.com. If BidStream.com fails to attract a sufficient number of potential bidders, whether due to lack of content that is attractive to bidders or for other reasons, BidStream.com will be less valuable to our customers. We intend to expend considerable resources in developing, maintaining and promoting BidStream.com. In addition, system interruptions could cause BidStream.com to be unavailable for extended periods, which could reduce its attractiveness to merchants and bidders. The failure of BidStream.com to be a commercial success could have a material adverse effect on our business.

IF WE DO NOT SUCCESSFULLY MARKET THE OPENSITE BRAND, OUR BUSINESS MAY SUFFER.

     We believe that maintaining and enhancing the OpenSite brand is critical to increasing our product sales. There are a number of companies that offer competing products, and we expect our competition to increase. We believe that increased competition makes promoting the OpenSite brand more imperative as a competitive advantage. Increased competition may make promoting our brand significantly more expensive. Promotion of the OpenSite brand will depend largely on expanding our sales and marketing capabilities and providing a high-quality product. We intend to use a portion of the proceeds of this offering to expand our sales and marketing activities and further our product development efforts. We cannot be certain that we will be successful in establishing the OpenSite brand. If we are unable to successfully promote our brand, or if we incur substantial expenses in attempting to do so, our business could be materially and adversely affected.

COMPETITION COULD REDUCE OUR MARKET SHARE AND ADVERSELY AFFECT OUR OPERATING RESULTS.

     The online auction software market is a new, rapidly evolving and intensely competitive market. We expect this competition to intensify in the future. Increased competition may result in increased pricing pressures, reduced sales and reduced operating margins, as well as loss of market share and brand recognition. Our competition includes the following:

     - dynamic pricing software providing entry-level solutions that compete with OpenSite Auction Professional, including Auction Broker, Beyond Solutions and Emaze;

     - enterprise-level auction software that competes with OpenSite Auction Merchant and OpenSite Auction Corporate, including IBM's Net.commerce product, Moai Technologies, Trading Dynamics and WebVision;

     - Web sites that feature auction aggregation that compete with BidStream.com, including Bidder Network, Bidder's Edge and BidFind;

     - person-to-person online auction communities, including those operated by Amazon.com, Auction Universe, eBay, ONSALE and uBid; and

     - outsourced auction-hosting services that compete with our Concierge service as well as our OpenSite Auction products, including Bidder Network and FairMarket.

     As the online auction software market grows, we expect other companies to develop software that competes with our products. Many of our competitors and potential competitors have longer operating histories, greater brand recognition and greater financial, marketing and other resources than we do. Some competitive products and services may be priced lower than ours. In addition, new technologies and the expansion of existing technologies may increase competitive pressures. We cannot be certain that we will be able to compete successfully against current and future competitors. These competitive pressures could have a material adverse effect on our business.

LARGER, BETTER KNOWN AND MORE ESTABLISHED COMPANIES MAY ENTER OUR MARKET, WHICH COULD INCREASE COMPETITIVE PRESSURES.

     In addition to our current competitors, our market may attract new competition. For example, companies that operate person-to-person online auction communities, such as eBay and Amazon.com, may expand to offer auction solutions that compete with our products and services or acquire one of our existing or future competitors. These companies have significant resources and brand recognition in the online auction market. In addition, software developers, such as Microsoft, may add auction functionality to, or expand the existing auction functionality of, their existing products. The barriers to entry in the market for online auction solutions are relatively low, particularly for companies that currently offer a form of online auction functionality. Any of these events could greatly increase our competitive pressures and have a material adverse effect on our business.

ESTABLISHING INDIRECT SALES CHANNELS IS IMPORTANT TO INCREASING PRODUCT SALES.

     We are making an effort to increase distribution of our products through various indirect channels of distribution, including systems integrators, value added resellers, distributors and Internet Service Providers. We have entered into contractual arrangements with these resellers, which provide for commission-based compensation. The failure to attract and retain a sufficient number of these resellers could have a material adverse effect on our business. In addition, we cannot predict the extent to which any of these resellers will be successful in marketing, distributing or implementing our products. It may also be more difficult for us to forecast revenues generated by these resellers. Many of these resellers also market and sell competitive products and services. We may not be able to effectively manage potential conflicts between our resellers and us or prevent them from devoting greater resources to supporting the products of other companies.

     In addition, we rely on our resellers to inform us of opportunities to develop new products that serve end user demands. If our resellers do not present us with market opportunities early enough for us to develop products to meet end user needs in a timely fashion or if resellers fail to anticipate end user needs at all, we may fail to develop new products or modify our existing products for our target markets. In addition, if our resellers fail to accurately anticipate end user demands, we may spend resources on products that are not commercially successful.

ESTABLISHING AND MAINTAINING BUSINESS RELATIONSHIPS IS IMPORTANT TO OUR
BUSINESS.

     The establishment of business relationships is an element of our marketing strategy. We intend to seek relationships with:

     - providers of complementary technology for the purpose of ensuring product compatibility;

     - portal sites for the purpose of increasing the value of BidStream.com;
       and

     - ancillary service providers for the purpose of providing opportunities for complementary services.

     We may experience competition from other auction solution providers for these relationships. We cannot be certain that we will be able to establish a sufficient number of relationships to carry out our marketing strategy. In addition, we intend to invest financial and management resources in developing these relationships. If we do not generate additional revenue through these relationships to offset our investment, our business could be materially and adversely affected.

LONGER SALES CYCLES MAY ADVERSELY AFFECT OUR BUSINESS.

     Increasing sales of higher-end auction solutions, particularly OpenSite Auction Corporate, is an element of our business strategy. As we sell more sophisticated solutions to larger organizations, we expect the time from initial contact to sale completion to lengthen. Currently, our typical sales cycle is approximately 30 days. We expect our typical sales cycle to expand to as many as 90 days. During this sales cycle, we may expend substantial funds and management resources without any corresponding revenue. If sales are delayed or do not occur, our operating results for a particular period may be adversely affected. Our sales are subject to delays over which we have little or no control, including the following:

     - potential customers' budgetary constraints;

     - potential customers' internal approval processes;

     - seasonal and other timing effects; and

     - cancellation or delay of auction projects by customers.

OUR SUCCESS DEPENDS UPON OUR ABILITY TO ADAPT OUR PRODUCTS AND SERVICES TO CHANGING MARKET CONDITIONS.

     Changes in the electronic commerce industry generally, and the online auction industry specifically, could render our products and services obsolete. We must continually improve the performance, features and reliability of our products and services, particularly in response to our competition. For example, OpenSite Auction will need to be updated periodically to accommodate changes in Internet technology as well as electronic commerce standards. A failure to update OpenSite Auction to adapt to technological changes or competitive pressures could adversely affect sales of this product. We must also introduce new and expanded products and services in order to attract more buyers and sellers to our online auction products and services. We cannot be certain that we will be able to offer these products or services in a cost-effective or timely manner or that markets will develop for our new or expanded products and services. Our success will depend, in part, on our ability to:

     - enhance our existing products and services;

     - successfully anticipate changing market demand;

     - integrate our products with our customers' existing IT systems;

     - develop new services and technologies that address the increasingly sophisticated and varied needs of our target markets; and

     - respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

     If we are unable to adapt to changing market conditions or buyer requirements, our business could be materially and adversely affected.

PRODUCT PERFORMANCE FAILURES COULD RESULT IN LIABILITY TO OUR CUSTOMERS AND OTHER ADVERSE IMPACTS.

     Performance failures of our products could result in a loss of current and potential customers, adverse publicity and damage to the OpenSite brand. Any of these results could have a material adverse effect on our business. In addition, our products typically are critical to generating revenue for our customers. Performance failures of our products could impair our customers' revenues and consequently could result in a claim for substantial damages against us. We cannot be certain that the liability limitations included in our customer agreements will be enforceable in all instances or will otherwise protect us from liability for damages. We cannot be certain that our general liability insurance coverage will be available in sufficient amounts to cover one or more large claims or that our insurer will not disclaim coverage for any future claim. Any successful claim against us that exceeds available insurance coverage requirements could have a material adverse effect on our business.

WE MAY NOT BE SUCCESSFUL IN EXPANDING INTO INTERNATIONAL MARKETS.

     We are expanding internationally. We began the international introduction of our products through our United Kingdom office in March 1999. We intend to accelerate our investment in international sales and to add new features and functionality to our products to accommodate accounting, customs, currency and tax requirements of foreign countries. In addition, we have retained Protege Software, Ltd. to provide sales and marketing services for our European expansion. As we continue to expand outside the United States, we are subject to risks of doing business internationally, including the following:

     - management and other resources spread over various countries;

     - difficulties in staffing and managing foreign operations;

     - longer payment cycles, different accounting practices and difficulties in collecting accounts receivable;

     - seasonal reductions in business activity;

     - potentially adverse tax consequences;

     - administrative burdens in collecting local taxes, including value-added taxes;

     - compliance with a variety of foreign laws and regulations;

     - foreign currency exchange rate fluctuations; and

     - regional economic conditions.

     We may not be successful in expanding into international markets or in generating revenues from foreign operations.

WE MUST EFFECTIVELY MANAGE THE GROWTH OF OUR BUSINESS TO BE SUCCESSFUL.

     We are rapidly expanding our operations. In particular, we have significantly expanded our sales and marketing departments since 1998 in an effort to increase sales and revenue growth. We have also expanded our management and administration to support this growth. We expect this expansion to continue at an accelerated rate. This expansion has placed a significant strain on our management and on our operational and financial resources, which we expect will continue. If we are unable to manage our growth effectively, our business could be materially and adversely affected. To successfully manage our future growth, we will need to upgrade our resources and systems as well as expand our employee base. Our future performance will depend, in part, on our ability to integrate our newly hired executive officers effectively into our management team. Our executive officers, who have worked together for only a short time, may not be successful in carrying out their duties or running our company. We cannot be certain that our management, operational and financial resources will be adequate to support our future operations.

OUR SUCCESS DEPENDS UPON ATTRACTING AND RETAINING KEY EMPLOYEES.

     A key factor to our success is the continued services and performance of our executive officers and other key personnel. If we lose the services of any of our executive officers, our business could be materially and adversely affected. We also depend on our ability to identify, hire and retain other highly skilled technical, managerial and marketing personnel. We cannot be certain of our ability to identify, hire and retain sufficiently qualified personnel. For example, we may encounter difficulties in attracting a sufficient number of qualified software developers. Furthermore, we intend to transition our product development office in Buffalo, New York to our Durham, North Carolina headquarters by December 31, 1999. This office is primarily engaged in developing product updates to OpenSite Auction and currently employs 16 people. Although we have offered continued employment to these developers in our Durham, North Carolina office, we cannot be certain that any of them will be willing to relocate. In connection with this office closing, we will incur a related charge. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview." Failure to identify, hire and retain necessary technical, managerial and marketing personnel could have a material adverse effect on our business.

THE FAILURE TO INTEGRATE SUCCESSFULLY OTHER BUSINESSES THAT WE ACQUIRE COULD ADVERSELY AFFECT OUR BUSINESS.

     An element of our strategy is to broaden the scope and content of our auction software products and services through the acquisition of existing auction software products, technologies, services and businesses in the online auction market. We have no current agreements or binding commitments regarding any potential acquisitions. If we complete any acquisitions in the future, we would be exposed to increased risks, including:

     - the integration of new operations, products, services and personnel;

     - the diversion of resources from our existing businesses, sites and technologies;

     - the inability to generate revenues from new products and services sufficient to offset associated acquisition costs;

     - the maintenance of uniform standards, controls, procedures and policies;

     - accounting effects that adversely affect our financial results;

     - the impairment of employee and customer relations as a result of any integration of new management personnel; and

     - dilution to existing stockholders from the issuance of equity securities.

     In addition, liabilities or other problems associated with an acquired business could have a material adverse effect on our business.

THE REGULATION OF ONLINE COMMERCE IS UNCERTAIN AND SUBJECT TO CHANGE.

     There are currently few laws and regulations directly applicable to the Internet and online auctions. The adoption of additional laws or regulations may decrease the growth of online auctions, which could, in turn, decrease the demand for our products and services.

Additional regulation could also increase our cost of doing business. We expect that additional regulation may be adopted covering issues such as user privacy, pricing, content, copyrights, antitrust and characteristics and quality of products and services. Taxation of Internet use, or other charges imposed by government agencies or by private organizations for accessing the Internet, may also be imposed. In addition, the growth and development of electronic commerce may prompt calls for more stringent laws applying to the solicitation, collection or processing of personal or consumer information. Such laws may impose additional burdens on those companies conducting business online.

WE HAVE A LIMITED ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY.

     We rely on a combination of trade secrets, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions and technical measures to protect our proprietary rights. Currently, our most important proprietary rights are those embodied in our OpenSite Auction product and BidStream.com Web site. Our software technology is not patented and existing copyright laws offer only limited practical protection. We cannot guarantee that the legal protections that we rely on will be adequate to prevent misappropriation of our intellectual property. Also, these protections may not prevent independent third-party development of competitive products or services. We cannot guarantee that third parties will not assert infringement claims against us in the future or that any such assertion will not require us to enter into a license agreement or royalty agreement or financial settlement with the party asserting a claim. Even the successful defense of an infringement claim could result in substantial costs and diversion of our management's efforts that could have a material adverse effect on our business.

     In addition, effective copyright and trademark protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impossible to control all of the jurisdictions in which our intellectual property is used. The laws of many countries do not honor the protections of proprietary rights that are available in the United States. Litigation to protect intellectual property rights outside the United States could be very expensive and have uncertain results. Such litigation, whether or not successful, is likely to be time-consuming and costly to prosecute, require the use of substantial management attention and resources and could have a material adverse effect on our business.

CONCERNS FOR PRIVACY ON THE INTERNET MAY ADVERSELY AFFECT OUR BUSINESS.

     Increased regulation of privacy poses a potential risk to our business. The information that we obtain from auction participants could make it easier to target advertisements to users in specific demographic groups. Advocates of privacy rights have voiced concern over the implications of this type of technology. The resolution of privacy issues could adversely affect the growth both of online auctions and of our business. The effectiveness of our products and the success of our business model would be severely limited by any reduction or limitation in the use of user information.

OUR BUSINESS MAY BE HARMED BY THE USE OF OUR PRODUCTS FOR ILLEGAL PURPOSES.

     We do not attempt to limit or regulate the types of auction sites that are established using our products. Some customers may use our products to auction items that are subject to regulation by local, state or federal authorities, such as firearms, alcohol and tobacco. We cannot be certain that unlawful goods will not be sold using our products.

The law relating to the liability of software providers for the activities of their users is unclear. We could be subject to civil or criminal claims for unlawful activities carried out by our customers. Any successful claims could have a material adverse effect on our business. Even the defense of a frivolous or other unsuccessful claim could result in substantial costs and diversion of our management's efforts that could have a material adverse effect on our business.

POTENTIAL YEAR 2000 PROBLEMS COULD ADVERSELY AFFECT OUR BUSINESS.

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These systems cannot reliably distinguish dates beginning on January 1, 2000 from dates prior to the Year 2000. Many companies' software and computer systems may need to be upgraded or replaced in order to correctly recognize and process dates beginning in 2000. Significant uncertainty exists in the software industry and in many other industries concerning the potential effects of Year 2000 non-compliance.

     Our internally developed software for sale has been designed to accept only four digit entries in order to resolve Year 2000 ambiguities. However, our products operate with third-party equipment and software that may not be Year 2000 compliant. In addition, we cannot guarantee that the systems of our suppliers or service providers will be Year 2000 compliant.

     The failure of our internal systems, the products or systems of third parties upon which we rely or the hardware or software upon which our products and services rely could result in:

     - our inability to effectively manage sales leads, which in turn could result in fewer sales and lower revenue;

     - the failure of our products to function properly, which in turn could result in our incurring significant costs, and diverting significant human resources, in our efforts to comply with obligations under warranty and/or service agreements;

     - our inability to properly invoice and process payments from our customers and others with whom we have business relationships; and

     - errors or omissions in accounting and/or financial data;

any of which could have a material adverse effect on our business.

     In addition, the computer systems necessary to maintain the viability of the Internet or any of the Web sites that direct buyers to our Web sites may not be Year 2000 compliant. We believe that the Year 2000 issue may adversely affect buyers and potential buyers. The computers of potential buyers may not be Year 2000 compliant, thus preventing such buyers from accessing our customers' Web sites or BidStream.com. In addition, many companies are expending significant resources to address the Year 2000 issue in their current software systems that may reduce the amount of funds available to purchase our products. To the extent that our potential customers experience Year 2000 difficulties, our business could be materially and adversely affected.

WE MAY NOT BE ABLE TO PROTECT OUR DOMAIN NAMES.

     We currently hold the Internet domain names "opensite.com" and "bidstream.com," as well as various other related names. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain all of the desired variations of the "OpenSite" and "BidStream" names in all of the countries in which we conduct business. The presence of similar domain names may create confusion among potential customers and bidders and direct traffic away from our Web sites.

     The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights.

OUR BUSINESS GOALS MAY NOT BE ACHIEVED IF THE PROCEEDS OF THIS OFFERING ARE NOT USED EFFECTIVELY.

     The net proceeds from the sale of our common stock will become part of our general working capital upon completion of this offering. The failure of management to apply these proceeds effectively could materially and adversely affect our business. We may use these funds to expand our business, including increasing our sales and marketing activities, increasing our product development, possible future acquisitions and for general corporate purposes, including working capital. We will have considerable discretion in the application of the net proceeds of this offering to these uses. The net proceeds may be used for corporate purposes that do not increase our profitability or market value. Pending application of the proceeds, they may be placed in investments that do not produce income or that lose value. The timing of our use of the net proceeds will depend on a number of factors, including the amount and timing of our future cash flows.

TRADING IN OUR COMMON STOCK MAY BE LIMITED.

     We cannot predict the extent to which investor interest in OpenSite will lead to the development of a trading market for our common stock or how liquid that market might become. The initial public offering price for our common stock has been determined by negotiations between the underwriters and us and may not be indicative of prices that will prevail in the trading market. If you purchase shares of common stock, you may not be able to resell those shares at or above the initial public offering price.

SIGNIFICANT FLUCTUATION IN THE MARKET PRICE OF OUR COMMON STOCK COULD RESULT IN SECURITIES CLASS ACTION CLAIMS AGAINST US.

     Significant price and volume fluctuations have occurred with respect to the securities of Internet-related companies. Our common stock price is likely to be volatile in the future. In the past, following periods of downward volatility in the market price of a company's securities, class action litigation has often been pursued against companies. If such litigation were pursued against us, it could result in substantial costs and a diversion of our management's attention and resources.

SHARES ELIGIBLE FOR FUTURE SALE COULD ADVERSELY AFFECT STOCK PRICE IN THE
FUTURE.

     Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales may occur, could materially affect prevailing market prices of our common stock and our ability to raise equity capital in the future. A substantial amount of our common stock will be eligible for sale in the public market after this offering.

     Upon completion of this offering, we will have outstanding an aggregate of 16,868,511 shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the 3,681,800 shares sold in this offering will be freely tradable without restriction or registration under the Securities Act, unless such shares are purchased by our affiliates. The remaining 13,186,711 shares of common stock are held by existing stockholders. These shares, as well as any shares sold in this offering that are purchased by one of our affiliates, are restricted securities that may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act. Up to 5,714,285 shares of restricted securities may be eligible for sale in the public market in accordance with the requirements of Rule 144 under the Securities Act beginning on March 30, 2000, and up to 105,263 shares of restricted securities may be eligible for sale in the public market in accordance with the requirements of Rule 144 under the Securities Act beginning on April 23, 2000. Up to an additional 7,367,163 shares of restricted securities may be eligible for sale in the public market in accordance with the requirements of Rule 144. See "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

     Upon completion of this offering, the holders of 9,639,847 shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of such shares under the Securities Act. After such a registration, these shares become freely tradable without restriction under the Securities Act.

NEW INVESTORS IN OPENSITE WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.

     The initial public offering price is expected to be substantially higher than the net tangible book value of each outstanding share of common stock. If you purchase common stock in this offering, you will incur immediate and substantial dilution in net tangible book value per share in the amount of $7.76. There are also a large number of outstanding stock options to purchase our common stock with exercise prices significantly below the estimated initial public offering price of the common stock. To the extent that these options are exercised, there will be further dilution.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW COULD MAKE AN ACQUISITION BY A THIRD PARTY MORE DIFFICULT.

     Some provisions of our certificate of incorporation and bylaws and provisions of Delaware law may deter or prevent a takeover attempt, including an attempt that might result in a premium over the market price for our common stock. Even in the absence of a takeover attempt, these could adversely affect the market price of our common stock. These provisions include:

     STOCKHOLDER PROPOSALS. Our stockholders must follow an advance notification procedure for stockholder nominations of candidates for our board of directors and for other business to be conducted at any stockholders' meeting. These requirements could inhibit a change of control.

     SUPERMAJORITY VOTING. Our certificate of incorporation and bylaws provide that a director may be removed from office only with cause by the affirmative vote of at least 75% of all shares voting on the removal. In addition, the provisions of our certificate of incorporation that relate to the election and removal of directors and the prohibition on the calling of special meetings by stockholders and actions by stockholders by written consent may only be amended by a vote of 75% of our outstanding shares of voting stock. Our bylaws may only be amended by our board of directors or by 75% of our outstanding shares of voting stock.

     PREFERRED STOCK. Our certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of preferred stock having such rights as may be designated by our board of directors, without stockholder approval. An issuance of preferred stock could inhibit a change in control.

     DELAWARE ANTITAKEOVER STATUTE. Delaware law restricts business combinations with interested stockholders upon their acquiring 15% or more of our common stock. This law may have the effect of inhibiting a non-negotiated merger or other business combination.

OUR COMMON STOCK PRICE IS LIKELY TO BE VOLATILE.

     The market for Internet-related and technology companies has been highly volatile in the past. Accordingly, the market price of our common stock is likely to be highly volatile. You may not be able to resell your shares of our common stock following periods of volatility because of the market's adverse reaction to such volatility. We cannot assure you that our stock will trade at the same levels as other Internet stocks or that Internet stocks in general will sustain their current market prices.

     Factors that could cause such volatility may include, among other things:

     - actual or anticipated variations in quarterly operating results;

     - announcements of technological innovations;

     - introduction of competing products or services;

     - changes in financial estimates by securities analysts or our failure to meet analysts' performance expectations;

     - conditions or trends in the Internet industry;

     - changes in the market valuations of other Internet companies;

     - announcements by us or our competitors of significant acquisitions or joint ventures;

     - capital commitments;

     - additions or departures of key personnel; and

     - sales of our common stock.

     Many of these factors are beyond our control. These factors may materially adversely affect the market price of our common stock, regardless of our operating performance.

                           FORWARD-LOOKING STATEMENTS


     Some of the statements contained in this prospectus contain forward-looking information. These statements are found in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." They include statements concerning:

     - our business strategy;

     - liquidity and capital expenditures;

     - use of proceeds of the offering;

     - future sources of revenues;

     - future profitability;

     - expansion of our products and services;

     - trends in Internet activity generally and trends in online auctions in particular;

     - development of BidStream.com;

     - development of indirect sales channels and strategic alliances;

     - expansion of international operations;

     - trends in acceptance of dynamic pricing methods;

     - trends in government regulation; and

     - payment of dividends.

     You can identify these statements by forward-looking words such as "expect," "believe," "goal," "plan," "intend," "estimate," "may" and "will" or similar words. You should be aware that these statements are subject to known and unknown risks, uncertainties and other factors, including those discussed in the section entitled "Risk Factors," that could cause the actual results to differ materially from those suggested by the forward-looking statements.


                                USE OF PROCEEDS



     Our net proceeds from the sale of the 3,681,800 shares of common stock in this offering are estimated to be approximately $36,775,000 ($41,657,000 if the underwriters exercise their over-allotment option in full), assuming an initial public offering price of $11.00 per share and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us in connection with this offering.


     We intend to use the net proceeds from the offering primarily for expansion of our business, including sales and marketing activities, product development, possible future acquisitions and for general corporate purposes, including working capital. We have not yet determined the specific amount of proceeds to be used for each purpose. The amounts we actually use for each purpose may vary significantly and are subject to change at our discretion depending upon factors such as economic or industry conditions, changes in the competitive environment and strategic opportunities that may arise. In addition, we believe that it is important to create a public market for our common stock to facilitate future access to public market funds and provide the availability of a publicly traded stock if we decide to issue common stock in connection with future acquisitions. We have no specific agreements, commitments or understandings with respect to any acquisitions. Pending application of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities.


                                DIVIDEND POLICY


     We do not anticipate declaring or paying any cash dividends for the foreseeable future. We currently expect to retain all earnings, if any, for investment in our business. Our board of directors has broad discretion as to whether to pay dividends. Any determination whether to pay dividends will depend on a number of factors, including our results of operations, financial position and capital requirements, general business conditions, restrictions imposed by financing arrangements, if any, legal and regulatory restrictions on the payment of dividends and other factors that our board of directors deems relevant.

                                 CAPITALIZATION



     The following table sets forth the capitalization of OpenSite as of June 30, 1999 (1) on an actual basis, (2) on a pro forma basis giving effect to the conversion of all outstanding shares of mandatorily redeemable preferred stock into common stock upon the closing of the offering, and (3) on a pro forma as adjusted basis to reflect the sale of 3,181,800 shares of common stock offered at an assumed initial public offering price of $11.00 per share and the sale of 500,000 shares of common stock to CNET at an assumed price of $10.34 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. This information should be read in conjunction with our financial statements and accompanying notes appearing elsewhere in this prospectus.



     The amounts below exclude 1,314,285 shares of common stock presently reserved for issuance upon exercise of options granted under our stock option plan, of which options to purchase 786,905 shares were outstanding as of July 23, 1999 at a weighted average exercise price of $5.49 per share. The amounts below also exclude 93,455 shares of common stock subject to warrants outstanding as of July 9, 1999 at an exercise price of $0.44 per share.



                                                        JUNE 30, 1999
                                          ------------------------------------------
                                                                         PRO FORMA
                                             ACTUAL       PRO FORMA     AS ADJUSTED
                                          ------------   ------------   ------------
Capital lease obligations, net of
  current portion.......................  $     30,359   $     30,359   $     30,359
                                          ------------   ------------   ------------
Mandatorily redeemable preferred stock,
  $.01 par value, 21,175,439 shares
  authorized:
  Series A -- 1,544,610 shares issued
     and outstanding actual, none issued
     and outstanding pro forma and pro
     forma as adjusted..................    19,468,291             --             --
  Series B -- 2,380,952 shares issued
     and outstanding actual, none issued
     and outstanding pro forma and pro
     forma as adjusted..................    24,990,188             --             --
  Series C -- 5,714,285 shares issued
     and outstanding actual, none issued
     and outstanding pro forma and pro
     forma as adjusted..................    24,745,487             --             --
                                          ------------   ------------   ------------
          Total mandatorily redeemable
             preferred stock............    69,203,966             --             --
                                          ------------   ------------   ------------

                                                        JUNE 30, 1999
                                          ------------------------------------------
                                                                         PRO FORMA
                                             ACTUAL       PRO FORMA     AS ADJUSTED
                                          ------------   ------------   ------------
Stockholders' equity (deficit):
  Common stock, $.01 par value,
  75,000,000 shares authorized,
  4,434,250 shares issued and
  outstanding actual; 14,074,098 shares
  issued and outstanding pro forma; and
  17,755,898 shares issued and
  outstanding pro forma as adjusted.....        44,342        140,740        177,558
Additional paid-in capital..............            --     69,107,568    105,845,564
Deferred compensation...................      (108,079)      (108,079)      (108,079)
Treasury stock, cost (887,388 shares)...    (2,795,274)    (2,795,274)    (2,795,274)
Accumulated other comprehensive
  income................................           466            466            466
Accumulated deficit.....................   (48,306,746)   (48,306,746)   (48,306,746)
Notes receivable from stockholders......       (78,500)       (78,500)       (78,500)
                                          ------------   ------------   ------------
          Total stockholders' equity
             (deficit)..................   (51,243,791)    17,960,175     54,734,989
                                          ============   ============   ============
          Total capitalization..........  $ 17,990,534   $ 17,990,534   $ 54,765,348
                                          ============   ============   ============

                                    DILUTION



     As of June 30, 1999, the pro forma net tangible book value of OpenSite was approximately $17,960,175, or $1.36 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, after giving effect to the conversion of all mandatorily redeemable securities. After giving effect to the sale of 3,181,800 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share and the sale of 500,000 shares of common stock to CNET at an assumed price of $10.34 per share, and the receipt of the estimated net proceeds, the pro forma net tangible book value of OpenSite at June 30, 1999, would have been approximately $54.7 million, or $3.24 per share of common stock. This represents an immediate increase in net tangible book value of $1.88 per share to existing stockholders and an immediate decrease in net tangible book value of $7.76 per share to new investors. The following table illustrates this unaudited per share dilution to new investors:



Assumed initial public offering price per share......................   $ 11.00
  Pro forma net tangible book value per share at June 30,
     1999...................................................  $  1.36
  Increase attributable to the offering.....................     1.88
                                                              -------
Pro forma adjusted net tangible book value per share after the
  offering...........................................................      3.24
                                                                        -------
Net tangible book value dilution per share to new investors in the
  offering...........................................................   $  7.76
                                                                        =======



     The following table summarizes, as of June 30, 1999, on the pro forma basis described above, the total number of shares sold by us, the consideration paid to us for those shares and the average price per share paid by the existing stockholders and by new investors purchasing 3,181,800 shares of common stock in the offering at an assumed initial public offering price of $11.00 per share and 500,000 shares of common stock at an assumed price of $10.34 (before deducting the estimated underwriting discounts and commissions and offering expenses):



                           SHARES PURCHASED      TOTAL CONSIDERATION
                         --------------------   ----------------------   AVERAGE PRICE
                           NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                         ----------   -------   ------------   -------   -------------
Existing stockholders
  (1)..................  13,186,711     78.2    $ 24,383,578     37.8       $ 1.85
                         ----------    -----    ------------    -----       ------
New investors..........   3,681,800     21.8      40,169,800     62.2        10.91
                         ----------    -----    ------------    -----       ------
          Total........  16,368,511    100.0%   $ 64,553,378    100.0%      $ 3.83
                         ==========    =====    ============    =====       ======


-------------------------

(1) The consideration received from existing stockholders excludes accretion on mandatory redeemable convertible securities of $42,233,371.


     Assuming full exercise of the underwriters' over-allotment option, the percentage of shares held by existing stockholders would be 76.0% of the total number of shares of common stock to be outstanding after the offering, and the number of shares held by new stockholders would be increased to 4,159,070 shares, or 24.0% of the total number of shares of common stock to be outstanding after the offering.


     These computations are based on the number of shares of common stock outstanding as of June 30, 1999 and exclude:


     - 1,314,285 shares of common stock presently reserved for issuance upon exercise of options granted under our stock option plan, of which options to purchase

       786,905 shares were outstanding as of July 23, 1999 at exercise prices ranging from $0.21 to $10.50 per share and a weighted average exercise price of $5.49 per share; and



     - 93,455 shares of common stock presently reserved for issuance upon exercise of warrants outstanding as of July 23, 1999 at an exercise price of $0.44 per share.


     The exercise of these options and warrants will have the effect of increasing the net tangible book value dilution of new investors in this offering.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected financial data set forth below should be read in conjunction with our financial statements and accompanying notes appearing elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data for the period from inception (July 24, 1996) to December 31, 1996 and the years ended December 31, 1997 and 1998, and the balance sheet data as of December 31, 1997 and 1998, are derived from, and are qualified by reference to, our financial statements, which have been audited by PricewaterhouseCoopers LLP and are included elsewhere in this prospectus. The balance sheet data as of December 31, 1996 is derived from audited financial statements not included in this prospectus. The statement of operations data for the six months ended June 30, 1998 and 1999, and the balance sheet data as of June 30, 1999 are derived from our unaudited financial statements appearing elsewhere in this prospectus. In the opinion of our management, the unaudited financial statements have been prepared on a basis consistent with our audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and results of operations for these unaudited periods. Historical results are not necessarily indicative of results to be expected in the future.


     Pro forma as adjusted balance sheet data gives effect to the conversion of all outstanding shares of mandatorily redeemable preferred stock into common stock upon the closing of the offering and is adjusted to give effect to our sale of 3,181,800 shares of common stock offered at an assumed initial public offering price of $11.00 per share, our sale of 500,000 shares of common stock to CNET at an assumed price of $10.34 per share and the receipt of the estimated net proceeds from the sale.

                           PERIOD FROM
                            INCEPTION
                            (JULY 24,
                              1996)            YEAR ENDED         SIX MONTHS ENDED
                             THROUGH          DECEMBER 31,            JUNE 30,
                           DECEMBER 31,     -----------------    -------------------
                               1996          1997      1998       1998        1999
                          --------------    ------    -------    ------      -------
                                                                     (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Software licenses.....      $   11        $  177    $ 1,072    $  499      $ 2,234
  Services and other....           1           163        209        85          352
                              ------        ------    -------    ------      -------
          Total
             revenue....          12           340      1,281       584        2,586
                              ------        ------    -------    ------      -------
Cost of revenue:
  Cost of software
     licenses...........          --             9         18         7           20
  Cost of services and
     other..............           1            19        131        18          493
                              ------        ------    -------    ------      -------
          Total cost of
             revenue....           1            28        149        25          513
                              ------        ------    -------    ------      -------
Gross profit............          11           312      1,132       559        2,073
                              ------        ------    -------    ------      -------
Operating expense:
  Sales and marketing...          --            43      1,918       210        3,429
  Product development...          --           105        695       172        1,310
  General and
     administrative.....          11            36        923       245        1,751
                              ------        ------    -------    ------      -------
          Total
             operating
             expense....          11           184      3,536       627        6,490
                              ------        ------    -------    ------      -------
Operating income
  (loss)................           0           128     (2,404)      (68)      (4,417)
Interest, net...........          --             2         43         9          241
                              ------        ------    -------    ------      -------
Net income (loss).......      $    0        $  130    $(2,361)   $  (59)     $(4,176)
                              ======        ======    =======    ======      =======
Basic and diluted net
  income (loss) per
  common share..........      $ 0.00        $ 0.03    $ (0.66)   $(0.03)     $(13.31)
                              ------        ------    -------    ------      -------
Shares used in computing
  basic and diluted net
  income (loss) per
  share.................       3,579         3,877      4,106     3,977        3,461
                              ------        ------    -------    ------      -------


                                                                   JUNE 30, 1999
                                            DECEMBER 31,       ----------------------
                                        --------------------               PRO FORMA
                                        1996   1997    1998     ACTUAL    AS ADJUSTED
                                        ----   ----   ------   --------   -----------
                                                                    (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents.............  $ 1    $151   $2,276   $ 19,324    $ 56,099
Working capital (deficit).............   (1)    141    1,780     16,660      53,435
Total assets..........................   (2)    210    3,070     21,856      58,631
Long-term debt and capital lease
  obligations, net of current
  portion.............................   --      17       43         30          30
Mandatorily redeemable convertible
  preferred stock.....................   --      --    4,818     69,204          --
Total stockholders' equity
  (deficit)...........................   --     159   (2,707)   (51,244)     54,735

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and accompanying notes which appear elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors."

OVERVIEW


     OpenSite provides online auction software solutions and has an installed base of over 300 auction sites. According to International Data Corporation, we have approximately a 50% market share of online auction sites. We commenced operation and introduced our first auction software product in 1996. The OpenSite Auction family of software products, available in Professional, Merchant and Corporate versions, enables merchants of all sizes to set up and conduct auctions on the Internet and provides them with the ability to gain more sophisticated functionality as they grow. We have historically sold our software directly to our customers, but are increasing the proportion that is sold through resellers. We also provide related consulting, education and technical support services. Our Concierge service enables our customers to outsource completely to us the process of running Internet auctions, including development, deployment, maintenance and hosting. In addition, BidStream.com is a Web site owned and operated by OpenSite that aggregates the items for bid on participating OpenSite-powered auction sites. While we have derived minimal revenue from BidStream.com, we anticipate it to contribute a growing portion of revenue in the future. As of June 30, 1999, we had 78 full-time employees.


     OpenSite's revenue is currently derived primarily from software license fees and support and maintenance fees. Historically, the predominant portion of our software license revenue and support and maintenance revenue was generated by our direct sales force. However, due to the initiation of sales through resellers in late 1998, we expect that a sizeable portion of our revenue in 1999 will result from sales generated by our resellers. Our resellers do not maintain an inventory of our software.

     While software license revenue and support and maintenance revenue will continue to be the majority of our revenue for the next several years, we expect to generate an increasing portion of our revenue from BidStream.com and OpenSite Concierge service in future years. Revenue from BidStream.com will consist of advertising fees and fees charged to participating auction sites. We expect that BidStream.com will begin to generate advertising fees by the end of 1999 and participation fees in 2000. OpenSite Concierge service began generating fees in the second quarter of 1999. These fees consist of monthly service fees for auction site creation, hosting and administration services.

     We intend to transition our product development efforts from our Buffalo, New York office to our Durham, North Carolina headquarters by December 31, 1999. In connection with this closing of the Buffalo, New York office, we expect to incur a charge of approximately $450,000 in the third quarter of 1999 primarily relating to severance and other compensation expense.

     Software license revenue is generated through the licensing of our software products to end users and resellers. We sell three levels of our OpenSite Auction software product with increasingly sophisticated functionality. The current prices for our auction software products range from $5,000 to $50,000 based on the level of the software. Software license revenue is recognized upon shipment of the software product and fulfillment of the acceptance terms, if any. In instances where the support and maintenance fee and the license fee are included in the same sales arrangement, the support and maintenance revenue is unbundled in an amount that equals the charge for support and maintenance when support and maintenance services are sold separately from the software license. The remaining portion of the revenue for the sale is recognized as software license revenue as discussed above.

     Services and other revenue include support and maintenance, consulting and education services. Support and maintenance services are generally provided over a twelve month period in accordance with our support and maintenance agreements. The annual fees for support and maintenance services vary from $1,000 to $15,000 based on the level of the software product sold and the level of support selected. Support and maintenance fees initially are deferred and recognized ratably over the period of the support and maintenance agreement. Revenue from consulting and education services is charged on a time and materials basis and is recognized as the services are provided.

     Cost of software license revenue consists primarily of personnel costs related to downloading software to our customers' Web sites and costs of product media and manuals. Cost of services and other revenue consists primarily of costs of consulting and customer support and maintenance, including personnel, travel and occupancy and maintenance of the BidStream.com web site.

     Software development costs have been accounted for in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Under the standard, capitalization of software development costs begins upon the establishment of technological feasibility, subject to net realizable value considerations. To date, the period between achieving technological feasibility and the general availability of such software has substantially coincided. Therefore, software development costs qualifying for capitalization have been immaterial. Accordingly, we have not capitalized any software development costs and charged all such costs to product development expense in the period incurred.

RESULTS OF OPERATIONS

     The following table sets forth our historical operating information as a percentage of total revenue for the periods indicated.

                                    PERIOD FROM                        SIX MONTHS
                                     INCEPTION        YEAR ENDED         ENDED
                                  (JULY 24, 1996)    DECEMBER 31,       JUNE 30,
                                  TO DECEMBER 31,   --------------   --------------
                                       1996         1997     1998    1998     1999
                                  ---------------   -----   ------   -----   ------
STATEMENT OF OPERATIONS DATA:
Revenue:
  Software licenses.............         93.1%       52.2%    83.7%   85.5%    86.4%
  Services and other............          6.9        47.8     16.3    14.5     13.6
                                     --------       -----   ------   -----   ------
          Total revenue.........        100.0       100.0    100.0   100.0    100.0
                                     --------       -----   ------   -----   ------
Cost of revenue:
  Cost of software licenses.....          0.0         2.6      1.4     1.2      0.8
  Cost of services and other....          9.7         5.6     10.2     3.1     19.1
                                     --------       -----   ------   -----   ------
          Total cost of
             revenue............          9.7         8.2     11.6     4.3     19.9
                                     --------       -----   ------   -----   ------
Gross Profit....................         90.3        91.8     88.4    95.7     80.1
                                     --------       -----   ------   -----   ------
Operating Expense:
  Sales and marketing...........          0.0        12.8    149.8    35.8    132.6
  Product development...........          0.0        30.9     54.3    29.5     50.6
  General and administrative....         94.0        10.5     72.1    42.0     67.7
                                     --------       -----   ------   -----   ------
          Total operating
             expense............         94.0        54.2    276.2   107.3    250.9
                                     --------       -----   ------   -----   ------
Operating income (loss).........         (3.7)       37.6   (187.8)  (11.6)  (170.8)
Interest, net...................          0.0         0.6      3.4     1.5      9.3
                                     --------       -----   ------   -----   ------
Net income (loss)...............         (3.7)%      38.2%  (184.4)% (10.1)% (161.5)%
                                     ========       =====   ======   =====   ======

SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

REVENUE

     Total revenue increased by 343% to $2,586,000 in the six months ended June 30, 1999 from $584,000 in the six months ended June 30, 1998.

     Software license revenue increased by 348% to $2,234,000 in the six months ended June 30, 1999 from $499,000 in the six months ended June 30, 1998. The number of software licenses sold increased to 184 in the six months ended June 30, 1999 from 47 in the six months ended June 30, 1998. As a percentage of total revenue, software license revenue increased to 86.4% in the six months ended June 30, 1999 from 85.5% in the six months ended June 30, 1998. These increases were a result of our increased sales and marketing efforts combined with the market acceptance and popularity of auctions on the Internet.

     Services and other revenue increased by 316% to $353,000 in the six months ended June 30, 1999 from $85,000 in the six months ended June 30, 1998. As a percentage of total revenue, services and other revenue decreased to 13.6% in the six months ended June 30, 1999 from 14.5% in the six months ended June 30, 1998. The dollar increase was a result of the licensed software customers increasing to 384 at June 30, 1999 from 129 at

June 30, 1998. The decrease as a percentage of total revenue was due to the significant increase in software license revenue.

COST OF REVENUE

     Cost of software license revenue increased by 182% to $20,000 in the six months ended June 30, 1999 from $7,000 in the six months ended June 30, 1998. As a percentage of software license revenue, cost of software license revenue decreased to 0.8% in the six months ended June 30, 1999 from 1.2% in the six months ended June 30, 1998. The dollar increase resulted primarily from the increase in software licensing activity. The percentage decrease was a result of the significant increase in software license revenue.

     Cost of services and other revenue increased by 2,645% to $493,000 in the six months ended June 30, 1999 from $18,000 in the six months ended June 30, 1998. As a percentage of services and other revenue, cost of services and other revenue increased to 140.1% in the six months ended June 30, 1999 from 21.2% in the six months ended June 30, 1998. These increases resulted primarily from the increase in the number of employees providing support and maintenance to 16 at June 30, 1999 from two at June 30, 1998. Cost of services and other revenue increased at a greater rate than services and other revenue as we expanded the infrastructure for our support and maintenance group in advance of recognizing corresponding services and other revenue.

SALES AND MARKETING

     Sales and marketing expense consists primarily of compensation for sales and marketing personnel, advertising, trade shows and other promotional costs and, to a lesser extent, fees for outside professional advisors and overhead costs. Sales and marketing expense increased by 1,538% to $3,429,000 in the six months ended June 30, 1999 from $210,000 in the six months ended June 30, 1998. As a percentage of total revenue, sales and marketing expense increased to 132.6% in the six months ended June 30, 1999 from 35.8% in the six months ended June 30, 1998. Sales and marketing expense increased by $607,000 as a result of the number of sales and marketing employees increasing to 25 at June 30, 1999 from six at June 30, 1998, and by $2,612,000 due to expenditures for marketing and advertising.

PRODUCT DEVELOPMENT

     Product development expense consists primarily of compensation for product development staff and overhead costs. We expense product development costs as they are incurred. Product development expense increased by 661% to $1,310,000 in the six months ended June 30, 1999 from $172,000 in the six months ended June 30, 1998. As a percentage of total revenue, product development expense increased to 50.6% in the six months ended June 30, 1999 from 29.5% in the six months ended June 30, 1998. Product development expense increased primarily as a result of the number of employees in the product development group increasing to 25 at June 30, 1999 from eleven at June 30, 1998. The increase in the number of product development employees was primarily the result of hiring additional software engineers and quality assurance personnel to support our additional product development and testing activities.

GENERAL AND ADMINISTRATIVE

     General and administrative expense consists primarily of compensation for personnel and, to a lesser extent, fees for outside professional advisors and overhead costs. General and administrative expense increased by 615% to $1,751,000 in the six months ended June 30, 1999 from $245,000 in the six months ended June 30, 1998. As a percentage of total revenue, general and administrative expense increased to 67.7% in the six months ended June 30, 1999 from 42.0% in the six months ended June 30, 1998. General and administrative expense increased as a result of the number of general and administrative employees increasing to 12 at June 30, 1999 from three at June 30, 1998, and due to expense of $269,000 related to a put feature of the redeemable common stock warrant, as described in Note 10 to the accompanying Notes to Financial Statements, in the six months ended June 30, 1999. The increase in the number of general and administrative personnel was a result of the addition of new members to the management team during the second half of 1998 and early 1999 as well as development of an administrative infrastructure to support our growth.

INTEREST INCOME, NET

     Interest income, net of interest expense, increased by 2,686% to $241,000 in the six months ended June 30, 1999 from $9,000 in the six months ended June 30, 1998. As a percentage of total revenue, interest income, net of interest expense, increased to 9.3% in the six months ended June 30, 1999 from 1.5% in the six months ended June 30, 1998. The increases were a result of the interest income generated by our increased cash and cash equivalents resulting from the sale of our mandatorily redeemable preferred stock during the fourth quarter of 1998 and the first and second quarters of 1999. Interest expense was insignificant in both periods.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

REVENUE

     Total revenue increased by 277% to $1,281,000 in the year ended December 31, 1998 from $340,000 in the year ended December 31, 1997.

     Software license revenue increased by 505% to $1,072,000 in the year ended December 31, 1998 from $177,000 in the year ended December 31, 1997. As a percentage of total revenue, software license revenue increased to 83.7% in the year ended December 31, 1998 from 52.2% in the year ended December 31, 1997. The number of software licenses sold increased to 118 in the year ended December 31, 1998 from 82 in the year ended December 31, 1997. These increases were a result of our increased sales and marketing efforts combined with the market acceptance and popularity of Internet auctions.

     Services and other revenue increased by 28% to $209,000 in the year ended December 31, 1998 from $163,000 in the year ended December 31, 1997. As a percentage of total revenue, services and other revenue decreased to 16.3% in the year ended December 31, 1998 from 47.8% in the year ended December 31, 1997. The dollar increase was a result of the licensed software customers increasing to 200 at December 31, 1998 from 82 at December 31, 1997. The decrease as a percentage of total revenue was a result of the significant increase in software license revenue in the year ended December 31, 1998.

COST OF REVENUE

     Cost of software license revenue increased by 95% to $18,000 in the year ended December 31, 1998 from $9,000 in the year ended December 31, 1997. As a percentage of software license revenue, cost of software license revenue decreased to 1.6% in the year ended December 31, 1998 from 5.1% in the year ended December 31, 1997. The dollar increase resulted primarily from the increase in software licensing activity. This decrease as a percentage of total revenue resulted primarily from the significant increase in total revenue in the year ended December 31, 1998.

     Cost of services and other revenue increased by 589% to $131,000 in the year ended December 31, 1998 from $19,000 in the year ended December 31, 1997. As a percentage of services and other revenue, cost of services and other revenue increased to 62.8% in the year ended December 31, 1998 from 11.7% in the year ended December 31, 1997. These increases were primarily a result of increasing the number of employees providing support and maintenance to five at December 31, 1998 from two at December 31, 1997.

SALES AND MARKETING

     Sales and marketing expense increased by 4,304% to $1,918,000 in the year ended December 31, 1998 from $43,000 in the year ended December 31, 1997. As a percentage of total revenue, sales and marketing expense increased to 150% in the year ended December 31, 1998 from 12.8% in the year ended December 31, 1997. These increases resulted primarily from the number of sales and marketing employees increasing to 15 at December 31, 1998 from two at December 31, 1997, as well as increased expenditures as part of our marketing and advertising efforts.

PRODUCT DEVELOPMENT

     Product development expense increased by 562% to $695,000 in the year ended December 31, 1998 from $105,000 in the year ended December 31, 1997. As a percentage of total revenue, product development expense increased to 54.3% in the year ended December 31, 1998 from 30.9% in the year ended December 31, 1997. Product development expense increased primarily as a result of the number of employees in the product development group increasing to 20 at December 31, 1998 from three at December 31, 1997. The increase in the number of product development employees was primarily the result of hiring additional software engineers and quality assurance personnel to support our additional product development and testing activities.

GENERAL AND ADMINISTRATIVE

     General and administrative expense increased by 2,491% to $923,000 in the year ended December 31, 1998 from $36,000 in the year ended December 31, 1997. As a percentage of total revenue, general and administrative expense increased to 72.1% in the year ended December 31, 1998 from 10.5% in the year ended December 31, 1997. General and administrative expense increased primarily as a result of the number of general and administrative employees increasing to seven at December 31, 1998 from two at December 31, 1997. This increase in the number of administrative personnel is a result of the addition of new members to the management team during the second half of 1998 as well as development of an administrative infrastructure to support our growth.

INTEREST INCOME, NET

     Interest income, net of interest expense, increased by 1,738% to $43,000 in the year ended December 31, 1998 from $2,000 in the year ended December 31, 1997. As a percentage of total revenue, interest income, net of interest expense, increased to 3.4% in the year ended December 31, 1998 from 0.6% in the year ended December 31, 1997. This increase was a result of the interest income generated by our increased cash and cash equivalents on hand resulting from the sale of mandatorily redeemable preferred stock in the year ended December 31, 1998. Interest expense was immaterial during both periods.

PERIOD FROM INCEPTION (JULY 24, 1996) TO DECEMBER 31, 1996 COMPARED TO THE YEAR ENDED DECEMBER 31, 1997

REVENUE

     Total revenue increased by 2,626% to $340,000 in the year ended December 31, 1997 from $12,000 in the year ended December 31, 1996.

     Software license revenue increased by 1,428% to $177,000 in the year ended December 31, 1997 from $12,000 in the year ended December 31, 1996. As a percentage of total revenue, software license revenue decreased to 52.2% in the year ended December 31, 1997 from 93.1% in the year ended December 31, 1996. The increase in software license revenue was due to the introduction of our auction software products in the year ended December 31, 1997. The decrease in software license revenue as a percentage of total revenue was due primarily to revenue from customer support and maintenance fees in the year ended December 31, 1997, which was not generated in the year ended December 31, 1996.

     Services and other revenue increased by 18,726% to $163,000 in the year ended December 31, 1997 from $1,000 in the year ended December 31, 1996. As a percentage of total revenue, services and other revenue increased to 47.8% in the year ended December 31, 1997 from 6.9% in the year ended December 31, 1996. The increase in services and other revenue as a percentage of total revenue resulted from our introduction of support and maintenance services in the year ended December 31, 1997.

COST OF REVENUE

     Cost of software license revenue increased to $9,000 in the year ended December 31, 1997 from $0 in the year ended December 31, 1996. As a percentage of software license revenue, cost of software license revenue increased to 5.1% in the year ended December 31, 1997 from 0.0% in the year ended December 31, 1996. These increases resulted from the significant increase in software license revenue in the year ended December 31, 1997.

     Cost of services and other revenue increased by 1,472% to $19,000 in the year ended December 31, 1997 from $1,000 in the year ended December 31, 1996. As a percentage of services and revenue, cost of services decreased to 11.7% in the year ended December 31, 1997 from 140.1% in the year ended December 31, 1996. The increase in cost of services and other revenue was due primarily to an increase in the number of support and maintenance employees to two at December 31, 1997 from zero at December 31, 1996.

SALES AND MARKETING

     Sales and marketing expense increased to $44,000 in the year ended December 31, 1997 from $0 in the year ended December 31, 1996. As a percentage of total revenue, sales and marketing expense increased to 12.8% in the year ended December 31, 1997 from 0.0% in the year ended December 31, 1996. The increase in sales and marketing expense was due primarily to an increase in the number of sales and marketing employees to two at December 31, 1997 from zero at December 31, 1996.

PRODUCT DEVELOPMENT

     Product development expense increased to $105,000 in the year ended December 31, 1997 from $0 in the year ended December 31, 1996. As a percentage of total revenue, product development expense increased to 30.9% in the year ended December 31, 1997 from 0.0% in the year ended December 31, 1996. The increase in product development expense was due primarily to an increase in the number of product development employees to three at December 31, 1997 from zero at December 31, 1996, due to the development of our auction software products, which occurred primarily in the year ended December 31, 1997.

GENERAL AND ADMINISTRATIVE

     General and administrative expense increased by 204% to $36,000 in the year ended December 31, 1997 from $12,000 in the year ended December 31, 1996. As a percentage of total revenue, general and administrative expense decreased to 10.5% in the year ended December 31, 1997 from 94.0% in the year ended December 31, 1996. The increase in general and administrative expense resulted from the addition of two general and administrative employee in the year ended December 31, 1997.

INTEREST INCOME, NET

     Interest income, net of interest expense, increased to $2,000 in the year ended December 31, 1997 from $0 in the year ended December 31, 1996. As a percentage of total revenue, interest income, net of interest expense, increased to 0.6% in the year ended December 31, 1997 from 0.0% in the year ended December 31, 1996.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth a summary of our unaudited quarterly operating results for each of the ten quarters in the period ended June 30, 1999, as well as results expressed as a percentage of total revenue for the periods indicated. This information has been derived from unaudited interim financial statements that, in the opinion of management, have been prepared on a basis consistent with the financial statements contained elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with financial statements and accompanying notes appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                            THREE MONTHS ENDED
                          ---------------------------------------------------------------------------------------
                          MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                            1997       1997       1997        1997       1998       1998       1998        1998
                          --------   --------   ---------   --------   --------   --------   ---------   --------
                                                              (IN THOUSANDS)
STATEMENT OF OPERATIONS
  DATA:
Revenue:
Software licenses.......   $    3     $   50     $   56      $   68     $  179     $  321     $   177    $   396
Services and other......        8         25         65          64         38         46          48         76
                           ------     ------     ------      ------     ------     ------     -------    -------
        Total revenue...       11         75        121         132        217        367         225        472
                           ------     ------     ------      ------     ------     ------     -------    -------
Cost of revenue:
Cost of software
  licenses..............       --          3          3           3          3          4           3          8
Cost of services and
  other.................       --         --          2          16          5         14          36         77
                           ------     ------     ------      ------     ------     ------     -------    -------
        Total cost of
          revenue.......       --          3          5          19          8         18          39         85
                           ------     ------     ------      ------     ------     ------     -------    -------
Gross profit............       11         72        116         113        209        349         186        387
                           ------     ------     ------      ------     ------     ------     -------    -------
Operating expense:
Sales and marketing.....        2          5         14          24         62        147         679      1,029
Product development.....       --          3         35          66         56        116         223        300
General and
  administrative........        4          8          2          21         97        148         158        520
                           ------     ------     ------      ------     ------     ------     -------    -------
        Total operating
          expense.......        6         16         51         111        215        411       1,060      1,849
                           ------     ------     ------      ------     ------     ------     -------    -------
Operating income
  (loss)................        5         56         65           2         (6)       (62)       (874)    (1,462)
Interest, net...........       --         --          1           1          5          4           1         33
                           ------     ------     ------      ------     ------     ------     -------    -------
Net income (loss).......   $    5     $   56     $   66      $    3     $   (1)    $  (58)    $  (873)   $(1,429)
                           ======     ======     ======      ======     ======     ======     =======    =======

                          THREE MONTHS ENDED
                          -------------------
                          MAR. 31,   JUNE 30,
                            1999       1999
                          --------   --------
                            (IN THOUSANDS)
STATEMENT OF OPERATIONS
  DATA:
Revenue:
Software licenses.......  $   921    $ 1,313
Services and other......      129        223
                          -------    -------
        Total revenue...    1,050      1,536
                          -------    -------
Cost of revenue:
Cost of software
  licenses..............        8         12
Cost of services and
  other.................      158        336
                          -------    -------
        Total cost of
          revenue.......      166        348
                          -------    -------
Gross profit............      884      1,188
                          -------    -------
Operating expense:
Sales and marketing.....    1,052      2,376
Product development.....      534        776
General and
  administrative........      810        941
                          -------    -------
        Total operating
          expense.......    2,396      4,093
                          -------    -------
Operating income
  (loss)................   (1,512)    (2,905)
Interest, net...........       18        223
                          -------    -------
Net income (loss).......  $(1,494)   $(2,682)
                          =======    =======

                                                         THREE MONTHS ENDED
                       ---------------------------------------------------------------------------------------
                       MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                         1997       1997       1997        1997       1998       1998       1998        1998
                       --------   --------   ---------   --------   --------   --------   ---------   --------
                                                           (IN THOUSANDS)
AS A PERCENTAGE OF TOTAL
REVENUE:
Revenue:
Software licenses....    25.5%      67.3%       46.1%      51.5%      82.3%      87.4%       78.7%       83.9%
Services and other...    74.5       32.7        53.9       48.5       17.7       12.6        21.3        16.1
                        -----      -----       -----      -----      -----      -----      ------      ------
Total revenue........   100.0      100.0       100.0      100.0      100.0      100.0       100.0       100.0
                        -----      -----       -----      -----      -----      -----      ------      ------
Cost of revenue:
Cost of software
  license............     0.0        3.4         2.7        2.4        1.3        1.1         1.3         1.6
Cost of services and
  other..............     3.1        0.4         1.8       12.2        2.1        3.7        15.9        16.4
                        -----      -----       -----      -----      -----      -----      ------      ------
Total cost of
  revenue............     3.1        3.8         4.5       14.6        3.4        4.8        17.2        18.0
                        -----      -----       -----      -----      -----      -----      ------      ------
Gross profit.........    96.9       96.2        95.5       85.4       96.6       95.2        82.8        82.0
                        -----      -----       -----      -----      -----      -----      ------      ------
Operating expense:
Sales and marketing..    14.3        6.3        11.3       17.8       28.9       40.0       302.4       218.0
Product development..     2.9        4.5        28.8       50.2       25.8       31.7        99.5        63.4
General and
  administrative.....    37.2       10.9         1.8       15.9       44.6       40.3        70.3       110.1
                        -----      -----       -----      -----      -----      -----      ------      ------
Total operating
  expense............    54.4       21.7        41.9       83.9       99.3      112.0       472.2       391.5
                        -----      -----       -----      -----      -----      -----      ------      ------
Operating income
  (loss).............    42.5       74.5        53.6        1.5       (2.7)     (16.8)     (389.4)     (309.5)
Interest income,
  net................     0.0        0.6         0.4        1.0        2.2        1.0         0.5         7.0
                        -----      -----       -----      -----      -----      -----      ------      ------
Net income (loss)....    42.5%      75.1%       54.0%       2.5%      (0.5)%    (15.8)%    (388.9)%    (302.5)%
                        =====      =====       =====      =====      =====      =====      ======      ======

                       THREE MONTHS ENDED
                       -------------------
                       MAR. 31,   JUNE 30,
                         1999       1999
                       --------   --------
                         (IN THOUSANDS)
AS A PERCENTAGE OF TO
REVENUE:
Revenue:
Software licenses....     87.7%      85.5%
Services and other...     12.3       14.5
                        ------    -------
Total revenue........    100.0      100.0
                        ------    -------
Cost of revenue:
Cost of software
  license............      0.8        0.8
Cost of services and
  other..............     15.0       21.8
                        ------    -------
Total cost of
  revenue............     15.8       22.6
                        ------    -------
Gross profit.........     84.2       77.4
                        ------    -------
Operating expense:
Sales and marketing..    100.3      154.6
Product development..     50.8       50.5
General and
  administrative.....     77.1       61.3
                        ------    -------
Total operating
  expense............    228.2      266.4
                        ------    -------
Operating income
  (loss).............   (144.0)    (189.0)
Interest income,
  net................      1.8       14.4
                        ------    -------
Net income (loss)....   (142.2)%   (174.6)%
                        ======    =======

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations using proceeds from the issuance of preferred stock to private equity investors. To date, we have received $28,368,000 in proceeds, net of issuance costs, from issuances of preferred stock. At June 30, 1999, our primary source of liquidity was $19,324,000 in cash and cash equivalents.

     Net cash used in operating activities was $2,003,000 in the six months ended June 30, 1999. Net cash used in operating activities was $1,774,000 in the year ended December 31, 1998. Net cash provided by operating activities was $160,000 in the year ended December 31, 1997. Net cash provided by operating activities was $2,000 in the period from inception (July 24, 1996) to December 31, 1996.

     Net cash used in investing activities was $329,000 in the six months ended June 30, 1999. Net cash used in investing activities was $388,000 in the year ended December 31,

1998. Net cash used in investing activities was $39,000 for the year ended December 31, 1997. Net cash used in investing activities was less than $1,000 in the period from inception (July 24, 1996) to December 31, 1996. The cash used in investing activities was primarily for purchases of software for customer call support, computer equipment and office furniture.

     Net cash provided by financing activities in the six months ended June 30, 1999 was $19,380,000. Net cash provided by financing activities was $4,286,000 in the year ended December 31, 1998. Net cash provided by financing activities was $30,000 in the year ended December 31, 1997. No net cash was provided by financing activities in the period from inception (July 24, 1996) to December 31, 1996. The 1998 financing activities consisted primarily of issuances of preferred stock. In January 1998, we completed a private placement of Series A preferred stock, totaling 1,544,610 shares, resulting in gross proceeds of $600,000. In August and September 1998, we completed a private placement of 2,380,952 shares of Series B preferred stock, resulting in gross proceeds of $4,000,000. In March and April 1999, we completed a private placement of 5,714,285 shares of Series C preferred stock, resulting in gross proceeds of $24,000,000. The Series A preferred stock, Series B preferred stock and Series C preferred stock will be converted into shares of common stock automatically upon completion of this offering.

     We have experienced a substantial increase in our capital expenditures, which is consistent with our growth in operations and staffing. We anticipate that capital expenditures will continue to increase for the foreseeable future. Additionally, we will evaluate possible investments in our business, technology and products. We believe our existing liquidity and capital resources, and the proceeds resulting from the sale of common stock in this offering, will be sufficient to satisfy our cash requirements for the next 24 months. These cash requirements are expected to consist primarily of the costs of developing and expanding our European operations, expanding our sales and marketing departments in the United States and increasing advertising expenses. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities or otherwise respond to competitive pressure would be significantly limited. There can be no assurance that we will be able to raise such funds on favorable terms or at all.

     The primary objective of our investment strategy is to preserve principal while maximizing the income we receive from investments without significantly increasing risk. To minimize this risk, to date we have maintained our portfolio of cash equivalents in short-term and overnight investments that are not subject to market risk as the interest paid on such investments fluctuates with the prevailing interest rates. All of our cash equivalents mature in less than one year. Our exposure to foreign currency exchange rate fluctuations is minimal as we do not have any revenues denominated in foreign currencies. Additionally, we have not engaged in any derivative or hedging transactions to date.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). This statement requires companies to report information about operating segments in annual financial statements. It also requires segment disclosures about products and services, geographic areas and major customers. The disclosures prescribed by SFAS No. 131 are effective for fiscal years beginning after

December 15, 1997. Management has determined that OpenSite does not have any separately reportable operating segments as of December 31, 1998 or June 30, 1999.

     In March 1998, the AICPA issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," ("SOP No. 98-1") which provides guidance regarding when software developed or obtained for internal use should be capitalized. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of SOP No. 98-1 did not have a material impact on our financial condition or results of operations.

     In December 1998, the AICPA issued SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions," ("SOP No. 98-9"). SOP No. 98-9 amended SOP No. 97-2 to require recognition of revenue using the "residual method" in circumstances outlined in SOP No. 97-2. Under the residual method, revenue is recognized as follows: (1) the total fair value of undelivered elements, as indicated by Vendor Specific Objective Evidence ("VSOE"), is deferred and subsequently recognized in accordance with the relevant sections of SOP No. 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

     SOP No. 98-9 is effective for fiscal years beginning after March 15, 1999. Also, the provisions of SOP No. 97-2 that were deferred by Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition," ("SOP No. 98-4") will continue to be deferred until the date SOP No. 98-9 becomes effective. We do not expect that the adoption of SOP No. 98-9 will have a material impact on our financial condition or results of operations.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 1999. We intend to adopt SFAS No. 133 when required; however, SFAS No. 133 is not expected to have a material impact on our financial position or results of operations.

IMPACT OF YEAR 2000 COMPUTER ISSUES

     The Year 2000 issue is the result of computer programs using two digits rather than four to define the applicable year without specifying the century. As a result, date-sensitive software may recognize a date of "00" as the year 1900 rather than the Year 2000. Year 2000 issues impact OpenSite both on an external basis in connection with the products and services we offer to end users, as well as on an internal basis as to our own operations and information technology systems. We also face risks relating to the potential Year 2000 non-compliance with vendors that provide products and services to us.

     YEAR 2000 PROJECT TEAM. We have assembled a Year 2000 Project Team composed of OpenSite employees from our management. This team consults with employees from our product management, product development, technical support, internal information technology, accounting and facilities management working groups. We have recently hired a Director of Corporate Technology, in part to ensure Year 2000 readiness. Our Year 2000 Project Team has identified software, equipment and systems supplied to us by third party vendors that are material to our business and have verified all internal systems to be Year

2000 compliant. We are in the process of reviewing and testing our products to determine their ability to correctly process date changes from 1999 through 2000. The goals of the Project Team are to minimize any Year 2000-related impact to our customers and their customers; maintain Year 2000 readiness as a top business priority; and work closely with our internal and external business partners to achieve Year 2000 readiness. To date, we have not become aware of any material Year 2000 compliance problems resulting from our internal or external software, equipment or systems. We will continue to test and evaluate our internal and external software, equipment or systems through 1999 and into the year 2000. Management believes the costs related to Year 2000 compliance have not been material to date and will not grow to have a material adverse effect on our business.

     OPENSITE PRODUCTS. We designed the most recent versions of our products to be Year 2000 compliant. To date, Year 2000 remediation efforts to our products were minor due to our awareness of Year 2000 issues when our products were developed. We have begun the process of testing our products in test environments intended to emulate a Year 2000 environment. To date, no significant problems have been detected as a result of this testing. Actual costs to date for testing existing OpenSite software products have been less than $5,000. We do not expect any additional costs for testing Year 2000 compliance of our products. We anticipate testing to be completed by August 31, 1999.

     YEAR 2000 EXTERNAL EFFORTS AND ISSUES. We have substantially completed the replacement, modification or retirement of hardware or software components for our products and services that were identified by the Year 2000 Project Team to be vital to our core business processes and at risk for Year 2000 failures. In addition, we have requested that our customers, vendors and other third parties participate in our readiness efforts and update us on their Year 2000 progress. Many of our computer systems and business operations are provided and/or maintained by outside suppliers. Our key vendors and suppliers have been asked to demonstrate sufficient Year 2000 readiness. Where feasible, we have tested vendor supplied products that are critical to our operations. Approximately 70% of our significant vendors and suppliers have provided us with written assurances that they are Year 2000 compliant, and the rest of our significant vendors and suppliers have provided us with written assurances that they are continuing to test for Year 2000 compliance. All of our significant vendors and suppliers have provided us with written assurances that they will be Year 2000 compliant in advance of December 31, 1999.

     YEAR 2000 INTERNAL EFFORTS AND ISSUES. Our Year 2000 Project Team has completed corporate-wide inventory of our internal application and system software and of our computers and other equipment to determine if this equipment uses embedded computer chips that may be date sensitive. Based on this analysis, we have, where required, upgraded hardware and software deemed vital to our on-going business by the Year 2000 Project Team to versions or releases identified by our vendors as Year 2000 ready or compliant, implemented computer code changes for non-critical issues not affecting Year 2000 compliance and substantially completed remediation of identified Year 2000 issues in "mission critical" systems or systems that are vital to the successful continuance of core business activities. Actual costs of Year 2000 compliance for our internal systems to date have been approximately $2,500. Total costs of Year 2000 compliance for our internal systems are not expected to exceed $7,500 for testing, compliance and monitoring.

     CONTINGENCY PLANNING. To date, we have not developed any formalized contingency plans to address the risk that our products, systems, customers, vendors or other business partners may fail to be or become Year 2000 compliant. To the extent that we identify third party or other Year 2000 compliance issues that may not be capable of remediation on a timely basis, we will rapidly seek to develop contingency plans in order to minimize our risks.


     REASONABLY LIKELY WORST CASE SCENARIO. The failure of our internal systems, the products or systems of third parties upon which we rely or the hardware or software upon which our products and services rely could result in:


     - our inability to effectively manage sales leads, which in turn could result in fewer sales and lower revenue;

     - the failure of our products to function properly, which in turn could result in our incurring significant costs and diverting significant human resources in our efforts to comply with obligations under warranty and/or service agreements;

     - our inability to properly invoice and process payments from our customers and others with whom we have business relationships; and

     - errors or omissions in accounting and/or financial data;

any of which could have a material adverse effect on our business.

                                    BUSINESS

OVERVIEW


     OpenSite provides online auction software solutions and has an installed base of over 300 auction sites. According to International Data Corporation, we have approximately a 50% market share of online auction sites. Our solutions, which include a variety of cost-effective software products and services, enable small, medium and large merchants to create branded, Internet-based auctions on their own Web sites. Our solutions automate the process of installing, running and maintaining real-time auctions over the Internet. By bringing together buyers and sellers, our products and services help individuals and businesses create new sales channels, manage inventory, attract new customers, introduce new products and strengthen relationships with existing partners and customers. Our customers operate in a wide variety of industries and include Beverly Hills Country Club, Cheapfares.com, CNET, Currans Select Auctions, The Sharper Image, VerticalNet and WineBid.com. OpenSite Auction won a Best of Show Award for e-commerce applications at Fall Internet World 1998 and a Best of Class Award for Web-based selling at Fall Internet Commerce Expo 1998. OpenSite Auction also earned an Analyst's Choice Award from PC Week magazine and received a five-star rating from online magazine Internet.com.


     To date, we have derived substantially all of our revenue from the sale of software products and related services. However, our business as a software developer has evolved since our inception in 1996. For example, we introduced our indirect sales channel in 1998 and BidStream.com in 1999. As of June 30, 1999, we had 78 full-time employees.

INDUSTRY BACKGROUND

GROWTH OF THE INTERNET AND THE RISE OF ELECTRONIC COMMERCE

     The Internet has rapidly emerged as an important medium for communicating, obtaining information and conducting commerce. International Data Corporation estimates that the number of Internet users making online purchases will grow from 31 million in 1998 to approximately 183 million in 2003. The Internet possesses unique and commercially powerful characteristics that differentiate it from traditional forms of media, including freedom from geographical or temporal limitations, real-time access to dynamic interactive content and instantaneous connections between merchants and consumers. International Data Corporation estimates that worldwide commerce over the Internet will exceed approximately $1 trillion by 2003.

EMERGENCE OF DYNAMIC PRICING

     Dynamic pricing, in which prices are determined by buyers and sellers on a transaction-by-transaction basis, is becoming more accepted as a form of electronic commerce. Certain characteristics of traditional commerce, such as multi-tiered distribution, costly product delivery requirements and limited ability to collect and process real-time pricing information, have led to fixed pricing as the dominant transactional format. The Internet, however, has enabled market information to be disseminated more quickly, in greater quantity and to a wider audience than was historically possible. It has also streamlined the process of production and distribution of goods. These factors have reduced the need to adhere to fixed pricing of goods and services. Additionally, consumers and merchants are increasingly utilizing the Internet to buy and sell goods and services.

The interactive nature of the Internet, especially as embodied by real-time updates of information, has also given Internet users an increasing sense of confidence about continuous market refinement of pricing.

INTERNET FACILITATION OF AUCTIONS

     Auctions are among the most well known forms of dynamic pricing. Prior to the Internet, auctions faced critical shortcomings, including location and time constraints, which limited the degree to which buyers and sellers could interact. When information is more difficult to obtain, pricing is a less efficient process. Even in cases where intermediaries such as auction houses become involved to mitigate some of these problems, their fees often reduce the practicality and attractiveness of an auction marketplace. The Internet alleviates many of these problems. It has no geographic or time boundaries and allows large quantities of information to be transmitted instantaneously. Accordingly, online auctions can offer more products to more people over a wider geographic area, providing a better pricing mechanism for both buyers and sellers. Forrester Research projects that the value of goods sold through Internet auctions will increase from $10.1 billion in 1998 to $64.9 billion in 2002, a 59% compound annual growth rate.

BENEFITS OF ONLINE AUCTIONS

     The needs of both merchants and consumers are served by online auctions. Merchants benefit from the following:

          - alternative transaction models;

          - cost-effective methods for liquidating overstock, outdated or perishable inventory;

          - efficient price discovery mechanisms for new products;

          - the ability to collect marketing data on existing and potential buyers; and

          - the ability to attract additional traffic to merchant Web sites.

     Benefits to online bidders include the following:

          - greater flexibility in the timing and pricing of purchases;

          - access to a broader range of items for bid without geographical limitations;

          - the ability to capitalize on real time market conditions which may produce temporary price advantages;

          - the ability to find rare or collectible items to which they might not otherwise be exposed; and

          - the formation of enthusiast communities, chat rooms and newsletters which make online auctions a participatory and enjoyable interactive experience.

THE CURRENT LANDSCAPE FOR ONLINE AUCTIONS

     As a result of these benefits, a growing number of merchants are seeking Internet auction capabilities. Online auction solutions currently can be divided into two categories.

The first category consists of person-to-person Internet auction communities. These communities provide a convenient and popular destination for individuals who wish to trade with each other or for merchants seeking a simple way to auction a limited number of items. These communities, however, generally preclude merchants from maintaining their own brands on the Internet, controlling the online experience of bidders or retaining data on the activity of their bidders. The second category is comprised of applications that allow merchants to control and maintain their own branded online auction sites. These merchants have choices ranging from developing their own online auction capabilities to purchasing online auction applications from third party vendors. Custom built applications are typically expensive and time consuming. Many applications from third party software vendors are difficult to customize, are burdensome to implement and often lack a wide range of features. In addition, these vendors typically do not provide a complete package of ancillary services.

     We believe that a large and growing number of online merchants will seek auction solutions that enable them to create and maintain their own brand images, control their customers' online experience and collect bidder activity data, all in a manner that is simple to implement, quickly operational and facilitates targeted interaction with visitors to their sites. Since Internet auctions are both a relatively new phenomenon and an increasingly critical capability, many companies require a full range of related services to ensure the rapid and effective implementation of an online auction solution. Finally, since traffic is such an important element of successful electronic commerce, merchants are likely to gravitate towards a solution which possesses the ability to attract more bidders to their own auction sites.

THE OPENSITE SOLUTION

     We are the market share leader in online auction software solutions, with an installed base of over 300 auction sites. Our solutions, which include a variety of cost-effective software products and services, enable small, medium and large merchants to create branded, Internet-based auctions on their own Web sites. Our solutions automate the process of installing, running and maintaining real-time auctions over the Internet. By bringing together buyers and sellers, our solutions help businesses create new sales channels, manage inventory, attract new customers, introduce new products and strengthen customer and other business relationships.

     The OpenSite Auction family of products is designed to provide a full range of dynamic pricing functionality and to allow our customers a flexible solution based on their changing needs. Additionally, we provide a range of related services including consulting, implementation and hosting to enable any merchant to launch Internet auctions quickly and easily. We also provide ancillary products to enable auction participants to track and monitor their activity, facilitate proxy bidding and notify them of new items being put up for bid.

     Launched in April 1999, BidStream.com is a Web site owned and operated by OpenSite that aggregates the items for bid on participating OpenSite-powered auction sites. We intend to establish BidStream.com as the central point for locating items for bid at participating OpenSite-powered auction sites. Our proprietary search engine indexes all items for sale at these sites. BidStream.com is designed to provide the general Internet user an effective and time-efficient way to find auction items on which to bid and provides our customers with additional visitors to their Web sites.

     Our solutions have the following benefits:

     INCREASED REVENUE OPPORTUNITIES THROUGH DYNAMIC PRICING. Our products and services facilitate new online revenue opportunities for our customers by easily and efficiently enabling branded Internet auctions. Through our online auction technology, merchants can

          - manage inventory levels more effectively by quickly liquidating overstocks;

          - achieve improved product prices by stimulating demand;

          - conduct price discovery by offering new products for bid;

          - manage perishable inventory by finding buyers in real-time; and

          - build communities of collectors and enthusiasts.

     CONTROL OF BRAND EQUITY. Our products allow customers to control their auction sites rather than list their products in a person-to-person Internet auction community. This enables them to control and expand the presence of their brand equity on the Internet while increasing sales.

     INCREASED SITE TRAFFIC; AGGREGATION OF MARKETING DATA. BidStream.com provides bidders with a central point for locating items for sale on participating OpenSite-powered auction sites. By aggregating the content from these sites, we provide a way for our customers to generate increased site traffic without costly marketing campaigns. Additionally, BidStream.com collects data about visitors to auction sites, which our customers may use to reach more qualified customers and more effectively market products to targeted customers.

     EASE OF USE AND RAPID DEPLOYMENT. Our solutions are designed to enable customers to quickly and easily create sophisticated online auctions, in some cases in as little as two days. Our solutions include pre-designed Web page templates to speed site development. These templates can be easily customized, edited and branded using our template and style editors. Our Concierge service lets businesses establish an online auction almost immediately without an up-front investment in software or hardware.

     FLEXIBLE AND SCALABLE SOLUTIONS. Unlike some other Internet auction software providers, which offer a single product solution, we provide a flexible and scalable growth path for merchants wishing to expand their auction capabilities over time. Our software is offered as a three-tiered product family -- Professional, Merchant and Corporate -- created to meet a wide array of needs. Thus, customers new to online auctions may start with an entry-level product which requires a modest initial investment in time and resources, while customers who are more experienced, or have more complex needs, have the option of a more advanced level of our software. Our products are designed so that the growth path from one level to the next is a relatively seamless and simple process.

     BIDDER EMPOWERMENT. Our solutions provide information, tools and services designed to increase bidders' success at online auctions. For example, AuctionWatch Desktop is an application that allows users to manage their bidding activity more effectively, including multiple bids on multiple sites, from a single screen.

STRATEGY

     Our goal is to maintain and strengthen OpenSite's position as a leader in online auction solutions. Our strategies to achieve this goal include the following:

     USE OUR MARKET LEADERSHIP TO BUILD BRAND AWARENESS. We are the market share leader in online auction software solutions, with an installed base of over 300 auction sites. We believe that OpenSite is the first significant vendor of a complete Internet auction solution and the first to enhance the value proposition to customers through aggregation of auction content from disparate customer sites. We expect to aggressively increase the market impact of the OpenSite brand by expanding our sales and marketing organization and investing significantly in both online and offline advertising. The development and promotion of BidStream.com as a tool for bidders to locate items for bid on our customers' auction sites is a key component of this strategy.

     CONTINUE TO ENHANCE OUR SOLUTIONS. Our family of products and services is designed to provide a full range of auction functionality. As the market for online auctions matures, we believe that the demands of merchants and bidders will grow and become more sophisticated. We intend to continue to invest in our product development resources and to develop new auction solutions to meet these growing demands. We believe that our market share leadership, reflected in an installed base of over 300 auction sites, provides us with a unique advantage in understanding the needs of online auctioneers. We have recently introduced BidStream.com as service to increase traffic to our customers' auction sites. We also intend to release three new products in 1999 that are designed for the needs of specific target markets.

     AGGREGATE CONTENT THROUGH DEVELOPMENT OF BIDSTREAM.COM. Through BidStream.com, we aggregate the content from participating OpenSite-powered auction sites into a single Web site. BidStream.com enables a user to search multiple OpenSite-powered auction locations for specific items. BidStream.com is designed to increase traffic to our customers' auction sites, thus increasing the value we provide to our customers. BidStream.com also allows us to obtain information regarding auction participants and their bidding patterns. We believe that our significant market share gives us an advantage in aggregating substantial quantities of auction content as compared to our competitors with less market share. Although only recently launched, BidStream.com has initially experienced positive customer acceptance and currently aggregates over 90 auction sites containing over 90,000 items for bid. We expect the number of participants to increase as we further promote and educate our customers about the benefits of BidStream.com.

     INCREASE SALES OF HIGH-END SOLUTIONS. As the market for auction technology matures, we intend to target our sales and marketing efforts increasingly towards larger merchants requiring enterprise-level auction solutions. We believe that OpenSite Auction Corporate and other products under development will be attractive as the need for more sophisticated solutions increases. In addition, by increasing our sales of high-end solutions to larger merchants, we expect to sustain revenue growth and increase the quantity of content aggregated on BidStream.com. To support this effort, we intend to accelerate our development of scalable, dynamic pricing solutions capable of integration into widely used IT systems, such as enterprise resource planning and supply-chain management. We also believe that our indirect sales channels will provide us with greater access to this target market.

     DEVELOP INDIRECT SALES CHANNELS. We have developed an indirect sales channel comprised of resellers, systems integrators, Internet Service Providers and others. These channels are designed to reach new and larger target markets, particularly larger merchants, more efficiently than our direct sales force. Established in 1998, our indirect sales channel now consists of 63 resellers. To support these sales efforts, we are developing OpenSite AuctionNow, which is targeted to Internet Service Providers and e-commerce software providers to enable them to embed auction functionality into their product and service offerings. We expect to introduce OpenSite AuctionNow by the end of 1999.

     EXPAND INTERNATIONALLY. Online auctions have the ability to reach potential buyers throughout the world. We believe that a considerable market for our products exists outside the United States. We intend to accelerate our investment in international sales and to add new features and functionality to our products to accommodate accounting, customs, currency and tax requirements of foreign countries. We intend to use our indirect sales channel to accelerate our international marketing efforts. In addition, we have retained Protege Software Ltd. to provide sales and marketing services for our European expansion.

PRODUCTS AND SERVICES

     OPENSITE AUCTION 4.0. OpenSite Auction 4.0, our core product, automates the process of implementing, running and maintaining real-time auctions over the Internet. OpenSite Auction 4.0 is designed to simplify for merchants the process of installing and maintaining an auction site with features such as:

     - remote installation to permit rapid deployment;

     - various predesigned Web page styles and templates with editors to facilitate easy editing to create a customized look and feel;

     - security features such as digital certification, automatic database encryption and multi-level administration authentication;

     - statistic generation tools and log file viewers to view and analyze auction data; and

     - Web browser interfaces, configuration and invoice menus, automated winner calculations, email notification and database archiving designed to simplify the auction management process and monitor auction activity.

     OpenSite Auction 4.0 offers the following features to enhance the auction experience for bidders:

     - monitoring of bidding;

     - notification of new items;

     - facilitation of proxy bidding; and

     - enabling simultaneous bidding on multiple items.

     We offer the following three levels of OpenSite Auction 4.0. Each level is designed to address the unique needs of specific types of customers. Our family of software products is also designed to allow our customers to grow with easy migration paths to increasing levels of functionality.

     - OPENSITE AUCTION PROFESSIONAL, our entry-level version, allows customers to build and operate their own online auctions and to begin operation quickly and economically with modest initial financial and time investment.

     - OPENSITE AUCTION MERCHANT, our mid-level version, enables our customers to allow outside sellers to post items on their auction sites. Customers are also able to place an online store, banner advertisements and classified advertisements on their auction sites. The Merchant level also includes consignment auctions as an additional option for customers and AuctionRate, a participant rating system of bidders and sellers.

     - OPENSITE AUCTION CORPORATE, our premium version, is designed for enterprise level merchants who desire an auction solution that provides more system flexibility and an open database architecture for integration into third party applications. Version 4.0 of the Corporate level enables customers to integrate their online auctions with Oracle databases. The Corporate level offers a wider variety of auction types, including reverse, sealed bid and modified English auctions.

     OpenSite Auction 4.0 was released in the first quarter of 1999. Enhancements include the ability to integrate with Oracle databases, additional auction types, private auctions, notification of new items for bid and enhanced user and administrator interfaces. We continue to develop our products to meet the growing needs of the marketplace. Development plans for the remainder of 1999 include releases relating to automated transaction processing, Oracle support on UNIX platforms and multiple database support.

     OpenSite Auction won a Best of Show Award for e-commerce applications at Fall Internet World 1998. Judging guidelines for this award placed a priority on a product's ability to work with existing standards and the degree to which it contributes to the development of future Internet products and services. OpenSite Auction also won a Best of Class Award for Web-based selling at Fall Internet Commerce Expo 1998. Over 65 companies participated in this program. The criteria for this award included technical/business innovation, user-friendliness, user-efficiency, security attributes and platform flexibility. OpenSite Auction also earned an Analyst's Choice Award from PC Week magazine and received a five-star rating from online magazine Internet.com, in addition to several other positive product reviews from a variety of industry publications.

     AUCTIONWATCH DESKTOP. AuctionWatch Desktop is an application that allows bidders to use one central interface to simultaneously track and bid on multiple items from any auction site on the Internet. AuctionWatch Desktop is currently available as a free download to registered users of BidStream.com. From the central interface the user can bid on items, monitor those bids throughout the auction, or just watch items of interest. Sellers can use the application to track the items they are selling. Using the MagicBid feature, participants can bid on items at preset times while away from their computers. The program includes numerous tools for bidders to track information about items of interest both during and after an auction such as closing price, payment status and shipping status. An address book keeps track of names and addresses, email addresses, identification numbers and passwords.

     BIDSTREAM.COM. Launched in April 1999, BidStream.com is a Web site owned and operated by OpenSite that aggregates the items for bid on participating OpenSite-powered auction sites. Although only recently launched, BidStream.com has initially experienced positive customer acceptance and currently aggregates over 90 auction sites containing over 90,000 items for bid. We expect the number of participants to increase as we further promote and educate our customers about the benefits of BidStream.com. BidStream.com is intended to be the central point for locating items for bid at participating OpenSite-powered auction sites and indexes all items for auction at these sites. BidStream.com provides the general Internet user an effective and time-efficient way to find auction items on which to bid and provides our customers with additional visitors to their Web sites.

     We intend to generate additional site traffic to BidStream.com through a marketing campaign that will include Internet, print and radio advertising as well as affiliate programs and relationships with other Web publishers. For example, BidStream.com will be co-branded with other shopping sites such as CNET to provide links between BidStream.com searches, OpenSite-powered auction sites and focused content sites. We believe these affiliates will direct traffic to BidStream.com, while also providing a category-specific auction page with relevant content and context.

     BidStream.com, as illustrated by the homepage shown below, contains the following features:

          1. Central searching of OpenSite Auction customer sites;

          2. Highlighting of key auction categories such as Art & Antiques, Travel, Collectibles and Technology;

          3. Registration as a member of BidStream.com, for site personalization and special offers;

          4. Site categorization and browsing by site type; and

          5. Download of AuctionWatch Desktop.

                                    (GRAPH)

     OPENSITE CONCIERGE. Our Concierge service includes set-up, software rental, hosting, site design and auction maintenance (adding items, maintaining auctions and creating winners lists). The customer simply provides us with item data and then bills winners and ships products. Once a Concierge site is up and running, the customer can move the site to its own server at any time and administer auctions itself.

     The following table summarizes our current products and services.


          PRODUCTS                                  DESCRIPTION

OpenSite Auction Professional  - An entry level auction solution
                               - Rapid deployment through remote installation
                               - Quick installation through a full set of Web page
                               templates
                               - Simplified editing through template, style and
                               variable editors
                               - Automatic database encryption and multi-level
                               administration authentication security features
                               - Monitors auction data through statistic generation
                               tools and log file viewer
                               - Auction administration tools include automated
                               winner calculations and email notification and
                                 database archiving
                               - Provides hardware and operating system flexibility
                               - Monitors bidding/selling activity
                               - Notifies users of new items
                               - Facilitates proxy bidding
                               - Allows simultaneous bidding on multiple items at a
                               time

OpenSite Auction Merchant      - Includes all Professional level features
                               - Allows auction host to include third party auctions
                               - Includes a participant rating system of bidders and
                               sellers
                               - Allows auction host to include an online store,
                               banner advertisements and classified advertisements
                               - Allows consignment auctions

OpenSite Auction Corporate     - Includes all Professional and Merchant level
                               features
                               - Adds security and flexibility through dynamic pages
                               option and access privileges
                               - Enables auction host to integrate their online
                               auctions with Oracle databases
                               - Include reverse, sealed bid and modified English
                               auctions

AuctionWatch Desktop           - Enables auction participants to use one central
                               interface to monitor and manage all bidding activity
                               - Can be downloaded from BidStream.com


          SERVICES                                  DESCRIPTION

BidStream.com                  - Web site owned and operated by OpenSite that
                               aggregates items for bid on participating
                                 OpenSite-powered auction sites
                               - Central point for locating items for bid at
                               participating OpenSite-powered auction sites and
                                 indexes all items for auction at these sites
                               - Provides general Internet users an effective and
                               time-efficient way to find auction items on which to
                                 bid and provides our customers with additional
                                 visitors to their Web sites
                               - Enables auction participants to monitor multiple
                               auction sites through AuctionWatch Desktop

OpenSite Concierge             - Offers the auction functionality of OpenSite Auction
                               Corporate
                               - Includes set-up, software, rental, hosting, site
                               design and auction maintenance by OpenSite
                               - Permits auction implementation without developing
                               internal infrastructure
                               - Enables sellers to test the auction solution within
                               their business model
                               - Natural upgrade path to OpenSite Auction products

CUSTOMER SERVICES AND SUPPORT

     Our Customer Services organization of 16 people provides a broad range of services to assist customers in successfully implementing Web-based auctions using our products. These include Professional Services, Technical Support and Education Services.

     PROFESSIONAL SERVICES. Our Professional Services group provides complete product installation and configuration, template customization and technical assistance with integrating our products with third party applications. Professional Services consulting is generally offered on a time and materials basis. This group also includes the Concierge auction site creation and hosting service. Concierge customers are generally billed a one-time setup fee and a monthly maintenance fee based on the volume of business on the site.

     TECHNICAL SUPPORT. Our Technical Support group provides basic product support to our licensees. Subscribers use email to ask questions and request assistance of the support staff. Issues are then resolved via email or telephone as appropriate. Technical Support services are generally paid for in advance through annual fixed-fee maintenance fees.

     EDUCATION SERVICES. Our Education Services group designs the curricula and develops the materials for training customers to install, administer and maintain auction sites based on our products. Educational materials are designed for use in both self-paced online and instructor-led learning. Our Education Services will be made available during the third quarter of 1999. Pricing for Education Services offerings is still under consideration at this time.

CUSTOMERS

     We have an installed base of over 300 auction sites in a wide variety of categories. The following table lists some of our customers. Those customers marked with an asterisk participate in BidStream.com.

TECHNOLOGY
AuctionComp*
CNET*
Graham Dorian, Inc.*
NextBid.com*
PCAuctioneer*
Upost

RETAIL/CATALOG
Daddy's Junky Music*
The Sharper Image*

BUSINESS SERVICES
Better Agricultural Goals Corporation*
Buildscape*
BusinessHere.Com LLC*
Dexpo Inc.*
Ecsale Inc.*
Holbrook Incorporated*
Norman Levy Associates Inc.
Private Business, Inc.
SciQuest.com*
Telecom Auction*
Tucker Electronics Company*
VerticalNet

COLLECTIBLES
The BOTB Company*
The Bradford Exchange
Carlisle Productions*
Click and Bid*
CollectEx*
CollectibleMarkets.com*
Colonial Management Ltd.*
Cyber City Auctions*
Express Auction Services, Inc.*
Funtime Auction Classifieds*
Heartland America
Krause Publications*
Market Perceptions Inc.*
Rarex Holdings LLC*
Royal Auctions*
Stein Auction*
Up4Auction.com*
Web Technologies*
Weston/Sachs*
Williams Gallery*

SPORTING GOODS/MEMORABILIA
Basketball Bonanza*
Cannondale Corporation*
Currans Select Auctions*
The Mountain Zone*
Sporting Auction*
SportsCards Center*

ART AND ANTIQUES
American Fine Arts Online Inc.*
Art Auction 1*
ArtNet Worldwide*
Asian Collectibles*
Biddingtons*
Dargate Auction Galleries*
Export Tyre Holding Co.*
The Globe Gallery
The Home Page Factory*
Retro Galleries*

COINS AND STAMPS
AwardMasters Philatelics*
Glen Johnson U.S. Currency*
Gregory Deeter Philatelic Services

BOOKS AND MOVIES
American Booksellers Foundation for Free
  Expression
BooksbyBid*
Mole-Richardson
Pacific Book Auctions Galleries Inc.*

JEWELRY AND GEMSTONES
Galaxy Gold (Sugal Manufacturing)*
Gem Auction G. Inc.*
Gem Shopping Network*

CHARITIES
Afundraiser.com*
Beverly Hills Country Auction*
Cape Cod Auction

FOOD AND BEVERAGE
Brentwood Wine Co.*
Winebid.com*

MISCELLANEOUS
American Society of Association Executives*
Arizona Internet Auctions*
Auctions Online, LLC*
Cyberhorse.com*
Fastalk*
OAC LLC*
PushKart Global Internet Marketing*
RH Communications*
The Sale Barn.com, Inc.
The Shopping Channel
ThinkAuction Inc.*
Vitalogy Soft*

TRAVEL AND VACATION
Cheapfares.com
Holiday Resale Homes*
Magical Holiday*
Wholesalebid.com*

AUTOMOBILES AND MOTORCYCLES
Austweb*
British Only Motorcycle and Parts*
David A. Enterprises
Mobilia Magazine*
Salvage Direct*

TECHNOLOGY

     Our technology is designed to operate on a variety of hardware and software platforms and to meet the business needs of our customers. We followed an efficient cross-platform development strategy to allow for broad platform support from a single code base. In addition, the software provides the necessary interface capabilities to enable content aggregation by BidStream.com.

     BROAD PLATFORM SUPPORT. OpenSite Auction 4.0 is supported on a variety of the most common hardware and software platforms used for e-commerce. NT Server 4.0, BSD 3.1, BSD 4.0, Linux RedHat 5.x, Linux Debian and Linux Slackware 3.6 are all supported on Intel hardware. Solaris 2.6 is supported on SPARC hardware. The software is designed to run in conjunction with the Internet Information Server (IIS) on NT 4.0, and in conjunction with the Netscape Enterprise Server on all other operating systems.

     CROSS-PLATFORM ARCHITECTURE. OpenSite Auction 4.0 is built as a collection of Common Gateway Interface routines to avoid the necessity of development for Web server-dependent interfaces. The user interface components are constructed with Hypertext Markup Language (HTML) and JavaScript based templates for ease of customization.

     STANDARD PROGRAMMING LANGUAGES. OpenSite Auction 4.0 was developed using the ANSI Standard C and C++ programming languages to provide maximum cross-platform portability across operating systems.

     COMPATIBILITY WITH DATABASE MANAGEMENT SYSTEMS. We offer two options for back-end database management. Our proprietary database provides an efficient database solution with reporting and management enabled through the administrative interface at no additional cost. OpenSite Auction 4.0 Corporate features Oracle database support designed to allow a more robust database and more scalable system solution for larger customers. This solution also allows reporting and analysis via third party tools.

     ADHERENCE TO INDUSTRY STANDARDS. We have invested considerable resources in creating a product architecture that conforms to the standards that are broadly accepted for Internet commerce applications. The products use the Common Gateway Interface (CGI) and Hypertext Transfer Protocol (HTTP) for Internet access, the Secure Socket Layer (SSL) for secure network transmissions, the Information Server Application

Programming Interface (ISAPI) for access to Microsoft's Internet servers and HTML and JavaScript templates for representing user interface content.

     INTEGRATION WITH BIDSTREAM.COM. OpenSite Auction 4.0 incorporates design features which allow for the extraction and transmission of auction item data to provide BidStream.com with timely updates on the status of all of the items on participating auction sites. The aggregated content base represented by BidStream.com has the potential of attracting more bidders and sellers to our customers' auctions. This increased bidder and seller base in turn makes the deployment of an auction with our products even more attractive. As more OpenSite licenses are sold, the content aggregated by BidStream.com increases, repeating the cycle on a larger scale.

     OBJECT-ORIENTED PARADIGM. We are developing the Enterprise Auction Toolkit on which the AuctionNow products will be constructed, as an object-oriented interface. The implementation is being done in ANSI standard C++.

     N-TIER ARCHITECTURE. With the Enterprise Auction Toolkit and the AuctionNow products, we will provide auction system components that are tailored for use in enterprise N-tier systems, which minimally provide for a user interface tier (typically a Web server), a business rules tier (the auction engine) and a database tier. The auction engine is built with a distributed object interface, employing CORBA on Solaris or DCOM on NT. The interface to the user interface tier is constructed as an in-process server, using the Web Application Interface (WAI) to the Netscape Enterprise Server (NES) and the ISAPI to Microsoft's IIS. The interface to the database tier is via OCI for the Oracle database, or via the ODBC abstraction for other select database products. Automatic email notifications are accomplished via the Simple Mail Transfer Protocol (SMTP).

PRODUCT DEVELOPMENT

     Our product development organization of 27 people is responsible for developing the architecture, designing, implementing and testing the software and tools, and developing the end user documentation for our products. Our product development organization efforts reflect the combined experience of interacting with and solving problems for over 300 customers.

     Most of our development efforts are directed toward producing a more scalable auction solution for large enterprises, whether they deploy the auction on their own behalf or do so for their customers as an auction service bureau.

     Our product development organization consists of three product groups, a documentation group and a quality assurance group. Each of the development groups follows a process of product requirement definition, resource planning and scheduling, design, implementation, test, final acceptance testing, release and maintenance. Appropriate documents are generated and reviewed at each phase of the product development process, including product specification, design specification, development plan, schedule, test plan and quality assurance plan documents. Industry accepted third party tools and systems are used in all phases of development for document creation and control, source and object code creation, source code maintenance and control, project tracking, test automation and defect resolution.

     Our product development expenses were approximately $0 in 1996, $105,000 in 1997, $695,000 in 1998 and $1,310,000 in the six months ended June 30, 1999.

FUTURE PRODUCTS

     We expect to introduce the following products by the end of 1999. These products are currently being tested at selected customer sites. Further development of these products is expected to be required prior to their release.

     OPENSITE AUCTION 4.1 will contain enhancements such as Oracle database support on Solaris/Netscape, integrated via WAI for scalability. The target market will be merchants that desire a premium auction solution with the flexibility to connect to many different business applications.

     OPENSITE AUCTIONNOW ISP will (1) enable Internet Service Providers to offer auction functionality to their customers through a virtual hosting environment,
(2) enable management of multiple auctions from a single database and (3) allow easy installation and configuration with simplified Web browser menus.

     OPENSITE AUCTIONNOW TX is a version of OpenSite AuctionNow ISP that is designed to address the specific needs of Internet Service Providers that have adopted Open Market as their electronic commerce standard. This solution will be sold through the Open Market sales force.

     OPENSITE ENTERPRISE AUCTION TOOLKIT is a software developer's kit that will provide an Application Programming Interface (API) on which customers can build highly custom extensible auction applications. This will offer (1) system flexibility with a variety of database options and auction types, including private auctions, and (2) integration capabilities enabled through an open object-oriented architecture. The target market will be large enterprises which want to integrate auction functionality within their current infrastructure.

SALES & MARKETING

SALES

     Our sales philosophy is to combine direct selling and indirect channel sales in order to maximize our sales efforts. The sales organization currently has a staff of 13 people, which we expect to expand significantly.

     We initially marketed our products exclusively through a direct sales organization. This direct sales group achieved its results by pursuing inquiries generated from online banner advertising, trade show attendance and contact requests from our Web site. The sales organization is located primarily at our corporate headquarters in Durham, North Carolina. We also maintain a sales office in the United Kingdom.

     At the end of 1998, we modified our sales strategy to move toward a combination of direct sales and indirect sales through resellers. At that time, we began recruiting a reseller channel to optimize market coverage. Our resellers, most of which are value-added resellers providing systems integration and Web site design services, allow us to obtain incremental sales opportunities and provide a natural service extension to our customers. Worldwide channel recruitment efforts have yielded 63 resellers to date. The median period that these resellers have been with us is just over one month, and we have added over 49 new customers through these resellers. We currently have three sales professionals dedicated to establishing and developing reseller relationships. We plan to continue the expansion of this group.

     We are currently creating a sales group that will concentrate on specific national accounts within targeted industry segments, the first of which will be technology, travel/hospitality, media and retail. These sales representatives are expected to be located in the San Francisco, New York, Chicago and Boston areas.

     The sales support staff includes a sales engineer, a pre-sales group, an account management group and a sales coordinator. The sales engineer helps in the more technical sales opportunities. The pre-sales group is responsible for screening all inquiries and introducing those prospects to the proper sales person as expediently as possible. Account managers are assigned to customers to provide continuity and enhance customer satisfaction. Our sales coordinator helps coordinate the knowledge and information flow throughout the organization.

MARKETING

     Our marketing effort is focused on product positioning, brand awareness and lead generation. Our marketing group consists of 12 people and is divided into the following areas:

     PRODUCT MANAGEMENT. Product managers are responsible for developing and positioning market driven products and services. Their duties include providing direction for product development as well as new product concept planning. Product managers are also responsible for segmenting the marketplace and refining the target customer base for our products.

     MARKET RESEARCH. The Director of Market Research is responsible for monitoring industry analyst reports, fielding primary research studies and managing our beta testing program and customer panels. We emphasize the importance of listening to customers and resellers, monitoring our competition and using this information in our product management process.

     MARKETING PROGRAMS. The Marketing Programs group is responsible for building brand awareness, generating leads, channel marketing and maintaining consistency in the look and feel of the OpenSite brand image. This group's responsibilities include management of participation in targeted trade shows and conferences, print advertising and online marketing, targeted direct mail efforts and daily updating of the corporate Web site. This group also develops sales tools such as our corporate brochure and product sheets, white papers and case studies as well as our industry guides -- The Web Auction Guide and The Web Auction Security Guide. Every program has measurement tools in place to measure the return on investment and determine which activities are the most effective and efficient, allowing us to constantly work toward optimizing our marketing program mix.

     PUBLIC RELATIONS. Our Public Relations group is supplemented by an outside public relations firm. We communicate with industry analysts and targeted trade, channel, vertical and business press on a regular basis through a combination of phone briefings, in-person tours and trade show appointments.

BUSINESS RELATIONSHIPS

     We believe that a key to the successful execution of our marketing strategy is to establish strategic application, aggregation and service relationships. These relationships can help us achieve brand awareness and revenue goal attainment, as well as assist us in developing customer solutions and optimizing product compatibility.

     RELATIONSHIPS WITH APPLICATION PROVIDERS. To ensure compatibility of our products with the infrastructure of customers' IT assets, we plan to proactively establish relationships with companies that have complementary technology. These include: (1) e-commerce applications, (2) infrastructure applications and (3) platform vendors.


     RELATIONSHIPS WITH CONTENT AGGREGATORS. To maximize the value of BidStream.com, we will attempt to match open auction categories with portal sites. The initial list of categories that we are actively pursuing includes computer/technology, travel/hospitality, collectibles and sporting items/sports memorabilia. Currently, we have secured a relationship with CNET for the computer and technology category and are in discussions concerning other potential relationships. CNET has also agreed to purchase 500,000 shares of our common stock in this offering.


     RELATIONSHIPS WITH PROVIDERS OF ANCILLARY SERVICES. To enhance bidders' auction experience, increase consumer confidence and simplify on-line transactions, we intend to establish relationships with companies that provide ancillary services that would allow us to augment our existing revenue stream, foster goodwill with our customers and their customers and strengthen our market position.

INTERNATIONAL OPERATIONS

     We believe that markets outside the United States will provide an increasing portion of our revenues in the future. In April 1999 we opened our first international office in London. We entered into an agreement with Protege Software Ltd., a United Kingdom-based company that provides outsourced support for Internet companies wishing to establish a European business presence.

     Our agreement requires Protege to provide a General Manager to our European operation and to equip and staff an office of sales and marketing professionals as business needs demand. Other than the General Manager, all European hires will be employees of OpenSite's European subsidiary and will be supported by back-office employees of Protege.

COMPETITION

     We face competition in a number of areas, including application, aggregation, auction hosting and other services.

     APPLICATION. Our direct competitors include other software providers, application service providers and system integrators who create unique solutions suited to a specific customer as well as solutions developed in-house at individual organizations.

     The number of dynamic pricing software providers is increasing every quarter. These providers can be segmented into entry and enterprise level. The entry-level providers tend to offer solutions for companies who desire easy entry into the auction market without a large financial investment. Most software is relatively inexpensive (less than $10,000), and price and ease of use are often the deciding factor in this target market. Competitors in this arena include Auction Broker, Beyond Solutions and Emaze.

     Another category of application competitors focuses on enterprise-level solutions. The target market for these competitors is larger businesses that desire system flexibility and integration into back-end ERP and supply-chain systems. Functionality and a desire for an open architecture are key decision criteria for this target market. Competitors in the enterprise-level market include IBM's Net.commerce product, Moai Technologies, Trading Dynamics and Webvision.

     AGGREGATION. A number of aggregation sites exist today, including the Bidder Network, Bidder's Edge and BidFind. In addition to these aggregation sites, there are other person-to-person online auction community sites that contain a large number of auction items, including Amazon.com, Auction Universe, eBay, OnSale and uBid. These large content sites have significant brand recognition and large amounts of site traffic.

     AUCTION HOSTING. We believe that the outsourced Internet technology model will become increasingly popular in the auction space. Currently, only two competitors offer outsourced auction-hosting services similar to our Concierge product. They are the Bidder Network and FairMarket.

     SERVICES. We also believe that some business consultants currently provide auction-related services and solutions in the course of their work. As the acceptance of online auctions grows, we believe that more consultants will develop expertise in the area of online auctions. These competitors include Andersen Consulting and iXL.

LICENSING, INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     Protection of our technology and other proprietary assets and respect for the intellectual property rights of others are among our highest priorities. We rely heavily on various types of intellectual property for our success and competitive positioning. We use trademarks, copyrights, trade secrets and the laws pertaining to them as well as contractual provisions to protect our intellectual property. Currently, our most important proprietary rights are those embodied in our OpenSite Auction product and BidStream.com Web site. However, no combination of intellectual property protections can provide complete assurance of the value of intellectual property or a guarantee of its continued availability. We believe that our knowledge of the marketplace, new product development, enhancements to existing products and the technical and creative abilities of our employees are equally important to the establishment and maintenance of our strong market position in a rapidly changing and evolving competitive and technological landscape.

     Creation and/or implementation of our technology, business model, marketing research and plans, lead generation activities, customer lists, alliance plans and similar proprietary assets are all protected at their inception and throughout their economic lifetimes by confidentiality and proprietary rights agreements which each of our employees is required to execute contemporaneously with commencement of employment. We also rely on confidentiality agreements entered into with contractors and vendors.

     All proprietary aspects of our licensed software are protected principally by the contractual provisions found in our standard confidentiality agreement. Each prospective customer is required to execute a confidentiality agreement before access to our products is granted, whether via a demonstration or directly. We also require execution of a standard comprehensive license agreement before unsupervised access to our products is granted. These licenses typically grant nonexclusive, nontransferable and perpetual access to the software at a single designated location on a single central processing unit by trained users. Misuse of the software or violation of a contractual provision is grounds for revocation of the license.

     We also protect the source code for our proprietary software as a trade secret and a copyrighted work. We maintain a source code escrow arrangement with an independent third party. Some of our customers have limited access to the source code through this escrow under certain conditions, principally where we fail to support or maintain the software pursuant to our contractual obligations or where we cease doing business. This limited accessibility of our source code may increase the possibility of its misappropriation by third parties.

     There can be no assurance that we will be successful in protecting our proprietary technologies or that our competitors will not develop similar technology independently. Any failure to protect our intellectual property assets sufficiently could have a material adverse effect on our business.

     We own the registered trademarks "OpenSite," "AuctionWatch" and two other marks and have applications pending with the US Patent and Trademark Office for registration of seven additional trademarks and service marks. We also claim rights in other unregistered marks. We also rely on these marks to protect our principal domain names. We police unauthorized use of our trademarks and service marks and take such action as may be necessary and advisable to protect them. Litigation may be required in the future to enforce our trademark rights.

     We do not presently integrate proprietary third party software into our products. Certain products currently under development are, however, likely to have embedded software. We expect that such software would be acquired pursuant to license agreements and would be supported by annual maintenance and support agreements with the software vendor. If we cannot obtain licenses to these technologies or obtain continued support from the providers, development and delivery of our planned software releases could be delayed until functionally equivalent software could be obtained or developed and integrated into our products. Such a possibility could have a material adverse effect on our business.

     We are actively seeking to expand our market reach to include a number of countries outside North America. The laws of many countries do not honor the protections of proprietary rights that are available in the United States. Litigation to protect intellectual property rights outside the United States could be very expensive and have uncertain results. Such litigation, whether or not successful is likely to be time-consuming and costly to prosecute, require the use of substantial management attention and resources and could have a material adverse effect on our business.

     Over the past few years, several software patents have been issued to companies providing various products and services related to auctions and dynamic pricing applications. In addition, many patent applications have reportedly been filed. Some of those patents issued are currently the subject of litigation in the federal courts. To date, we are not aware of any judicial pronouncements that would establish precedent in this area. We have not been notified that our products infringe on the proprietary rights of any third party. With the growth in the number of Web-based software products and services available from new and existing companies striving for a competitive advantage, claims of infringement of the intellectual property rights within this and related industry segments are expected to rise. Such claims, whether or not they have merit, are likely to be time-consuming and costly to defend, require the use of substantial management attention and resources and could result in the need to enter into royalty or licensing arrangements, which may not be available on acceptable terms. Our inability to successfully defend a claim of product infringement coupled with an inability to license the subject technology or to develop non-infringing technology could have a material adverse effect on our business.

LAW AND GOVERNMENTAL REGULATION

     We are subject to various laws and regulations affecting our business. While there are relatively few laws that actually exist to regulate Internet-related companies and electronic commerce in general, the sizeable growth of Internet usage and electronic commerce transactions has prompted many governmental bodies to commence consideration of legislation in such areas as pricing, content, data protection, privacy protection, intellectual property protection, taxation and consumer protection. Enactment of laws or regulations in these areas could place burdens on us, either directly or as a burden to electronic commerce in general.

     Laws applicable to electronic commerce and Internet communications are becoming more common. Congress has recently passed legislation concerning on-line copyright protection and Congress continues to consider laws relating to Internet taxation. The European Union has recently enacted regulations relating to on-line privacy protections. These laws and regulations are very recent and their impact on us and our industry is yet to be determined. This could include litigation which, whether or not successful, would be likely to be time-consuming and costly and require the use of substantial management attention and resources. The application of these laws and regulations and others that may be enacted affecting the Internet and electronic commerce, could have a material adverse effect on our business.

EMPLOYEES

     As of June 30, 1999, we had 78 full-time employees, of which 41 were in product development and customer services, 25 in sales and marketing and 12 in administration and other departments. None of our employees are covered by a collective bargaining agreement. We consider our relations with our employees to be good.

FACILITIES

     Our principal administrative, sales, marketing, support and research and development facility is located in approximately 25,000 square feet in Durham, North Carolina. We also maintain a product development and quality assurance office located in Buffalo, New York, which will be consolidated with our Durham, North Carolina facilities by December 31, 1999, and a sales office in the United Kingdom. We believe our facilities are adequate for our current requirements and will meet future growth needs.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers and their ages as of the date of this prospectus are as follows:

NAME                                           AGE   POSITION
----                                           ---   --------
Kip A. Frey..................................  40    President, Chief Executive Officer
                                                     and Director
Douglas B. Kubel.............................  41    Senior Vice President, Technology
Timothy K. Oakley............................  37    Senior Vice President and Chief
                                                     Financial Officer
Roger R. Edgar...............................  35    Vice President, Corporate Development
                                                     and Strategy
James R. Ford................................  45    Vice President, Finance and
                                                     Operations
Thomas F. Hanlon, III........................  35    Vice President, Sales and Business
                                                     Development
Grace Ueng Trombetta.........................  33    Vice President, Marketing
Richard E. Widin.............................  43    Vice President, Business and Legal
                                                     Affairs
Justin Hall-Tipping (1)......................  42    Director
Roger Hurwitz (2)............................  34    Director
Mark Jauquet.................................  32    Director
Ross B. Kenzie (1)...........................  67    Director
Mitchell M. Mumma (2)........................  39    Director
Alan J. Taetle (1)...........................  35    Director

-------------------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     KIP A. FREY has served as our President and a director of OpenSite since August 1998 and Chief Executive Officer since March 1999. From January 1998 to June 1998, Mr. Frey served as President of Accipiter, Inc., an Internet software company, which was acquired by CMGI in April 1998. From June 1994 to December 1997, Mr. Frey was Executive Vice President of Ventana Communications Group, a division of International Thomson Publishing, a multimedia and software publisher. Prior to that, Mr. Frey held various executive and legal positions at Turner Broadcasting System and practiced law with Parker, Poe, Adams & Bernstein. Mr. Frey is a Visiting Lecturer at Duke University's Sanford Institute for Public Policy Studies and received a J.D. from Duke University and an A.B. from the University of Southern California. Mr. Frey's employment agreement provides that Mr. Frey will serve as a member of our board of directors.

     DOUGLAS B. KUBEL has served as our Senior Vice President, Technology since April 1999. From October 1994 to March 1999, Mr. Kubel served as Vice President, Engineering and Technology at Interactive Magic, an entertainment software company. From September 1987 to September 1994, Mr. Kubel served as a Senior Manager for Sun Microsystems, a computer workstation and software vendor. Mr. Kubel has completed the Program for Technology Managers at the University of North Carolina at Chapel Hill's Kenan-Flagler School of Business and received a B.S. in Electrical Engineering from North Carolina State University.

     TIMOTHY K. OAKLEY has served as our Senior Vice President and Chief Financial Officer since July 1999. From April 1998 to July 1999, Mr. Oakley served as Vice President, Chief Financial Officer, Secretary and Treasurer for Strategic Technologies, Inc., a systems integration company. From April 1996 to March 1998, Mr. Oakley was Vice President, Chief Financial Officer, Secretary and Treasurer for Broadband Technologies, Inc., a publicly-held provider of telecommunications software and equipment. From October 1990 to March 1996, Mr. Oakley held various executive positions at MCI Communications, a telecommunications service provider, with his last position being Controller of the Consumer and Small Business Operating Unit and Director. Mr. Oakley is a CPA and received an M.B.A. from Emory University and a B.S.B.A. from East Carolina University.

     ROGER R. EDGAR has served as our Vice President, Corporate Development and Strategy since March 1999 and as our Director of Business Development from September 1998 to March 1999. From January 1998 to September 1998, Mr. Edgar served as Director of Business Development at Accipiter, Inc. From December 1995 to December 1997, Mr. Edgar was Product Manager and Business Development Manager at HAHT Software, Inc., an Internet development tools company. From July 1994 to December 1995, Mr. Edgar was a director at Jumpstart Development Corporation, a consulting firm. Mr. Edgar received an M.B.A. from Duke University and a B.S. in Finance from Babson College.

     JAMES R. FORD has served as our Vice President, Finance and Operations since October 1998. From January 1998 to October 1998, Mr. Ford served as the Controller for Research and Development of the Mobile Phones and Terminals division at Ericsson, a telecommunications products company. From December 1993 to January 1998, Mr. Ford served as Controller for Ventana Communications, an Internet software developer and publisher. Mr. Ford received an M.B.A. from Florida State University and a B.S. in Accounting and Finance from Gardner-Webb College.

     THOMAS F. HANLON, III has served as our Vice President, Sales and Business Development since March 1999 and as our Director of Sales from May 1998 to March 1999. From January 1995 to April 1998, Mr. Hanlon served as Regional District Manager at Ultimate Software Group, a human resource and payroll software company. From November 1989 to December 1994, Mr. Hanlon served as Regional Sales Manager for ADP, Inc., a payroll and administrative services company. Mr. Hanlon received a B.S. in Business Management with a concentration in Finance at the State University of New York at Buffalo.

     GRACE UENG TROMBETTA has served as our Vice President, Marketing since March 1999. From October 1998 to March 1999, Ms. Trombetta served as our Director of Marketing. From October 1996 to September 1998, Ms. Trombetta served as Director of Business Development for Interactive Magic. From September 1994 to September 1996, Ms. Trombetta served as Product Line Manager for The Learning Company, a children's educational software company. Ms. Trombetta received an M.B.A. from Harvard Business School and a B.S. in Management Science from Massachusetts Institute of Technology.

     RICHARD E. WIDIN has served as our Vice President, Business and Legal Affairs since March 1999. From March 1997 to March 1999, Mr. Widin served as Vice President and Director at A.M. Pappas & Associates, a venture capital and transaction services firm. From May 1995 to October 1996, Mr. Widin served as Senior Vice President, Planning and Administration for Imonics, a software and systems integration company. From 1991 to

May 1995, Mr. Widin served as Vice President and General Counsel for Encompass, G.P., a logistics software company. Prior to that, Mr. Widin held various positions with CSX, General Electric and White & Case. Mr. Widin received a Master of Laws in Taxation from Georgetown University and both a J.D. and a B.S. in Accounting from Villanova University.

     JUSTIN HALL-TIPPING has served as a director of OpenSite since March 1999. Mr. Hall-Tipping is Managing Director of SG Capital Partners LLC. From 1995 to 1997, Mr. Hall-Tipping served as Director of the Data Intelligence Group for Reuters plc. From 1992 to 1995, Mr. Hall-Tipping founded and served as CEO of Heartbeat Corp. Mr. Hall-Tipping received an M.B.A. from Harvard Business School and a B.Sc. in International Finance and Banking from City University, London.

     ROGER HURWITZ has served as a director of OpenSite since March 1999. Mr. Hurwitz is currently a Vice President of GE Capital Equity Capital Group, Inc., the private equity division of General Electric Capital Corporation, and has been with GE Capital since March 1996. From July 1995 to March 1996, Mr. Hurwitz worked in Corporate Finance at Chase Manhattan Bank. From 1993 to 1995, Mr. Hurwitz attended the Wharton School at the University of Pennsylvania where he received an M.B.A. Mr. Hurwitz received a B.S. in Accounting from Syracuse University.

     MARK JAUQUET, co-founder of OpenSite, has served as a director of OpenSite from our inception until March 1999 and from May 1999 to the present. Mr. Jauquet has served as our Chief Scientist since May 1999 and as our Vice President, Technology from May 1997 to April 1999. From October 1996 to May 1997, Mr. Jauquet served as an analyst for Health Care Plan, an HMO. From August 1994 to June 1996, Mr. Jauquet served as an analyst for Fonorola, a Canadian telecommunications company. Mr. Jauquet received an M.B.A. from the University of Buffalo and a B.S. from Lafayette College.

     ROSS B. KENZIE has served as a director of OpenSite since January 1998. Prior to his retirement in 1989, Mr. Kenzie served as the Chairman of the Board and Chief Executive Officer of Goldome, a publicly-held banking corporation. Prior to joining Goldome in 1957, Mr. Kenzie served as Executive Vice President and Director of Merrill Lynch & Co. and Merrill, Lynch, Pierce, Fenner & Smith. Mr. Kenzie currently serves as a director of Rand Capital Corporation, a publicly-held venture capital company and as a Manager of Auction Ventures, LLC, a venture capital investor. Mr. Kenzie received a degree from the United States Military Academy at West Point, New York.

     MITCHELL M. MUMMA has served as a director of OpenSite since August 1998. Mr. Mumma has served as a General Partner of Intersouth Partners, a venture capital firm, since August 1989 and as a director for numerous other companies. Prior to that, Mr. Mumma held various management positions with technology companies. Mr. Mumma received a B.S. in Management Science from Duke University.

     ALAN J. TAETLE has served as a director of OpenSite since August 1998. Mr. Taetle has been a General Partner with Noro-Moseley Partners, a venture capital firm, since May 1998. From March 1995 to April 1998, Mr. Taetle was Executive Vice President of Marketing and Business Development for MindSpring Enterprises, an Internet Service Provider. From November 1992 to March 1995, Mr. Taetle served as Director of Operations and Product Management at CogniTech Corporation, a developer of retail management software. Mr. Taetle received an M.B.A. from Harvard Business School and a B.A. in Economics from the University of Michigan.

     Our Board of Directors consists of a single class of directors. Each of our directors serves for a term of one year. There are no family relationships between any of the directors or executive officers of OpenSite.

COMMITTEES OF THE BOARD OF DIRECTORS

     The members of the Audit Committee are Messrs. Hurwitz and Mumma. The Audit Committee reviews the scope and timing of our audit services, the auditor's report on our financial statements following completion of its audit and its policies and procedures with respect to internal accounting and financial control and any other services our independent auditor is asked to perform. In addition, the Audit Committee makes annual recommendations to the board of directors for the appointment of independent auditors for the following year.

     The members of the Compensation Committee are Messrs. Kenzie (Chairman), Hall-Tipping, and Taetle. The Compensation Committee reviews and evaluates the compensation and benefits of all our officers, reviews general policy matters relating to compensation and benefits of our employees and makes recommendations concerning these matters to the board of directors. The Compensation Committee also administers our stock option plans.

COMPENSATION OF DIRECTORS

     Our directors currently do not receive any compensation for services performed in their capacity as directors. We reimburse each director for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors and any of its committees.

EXECUTIVE COMPENSATION

     The following table sets forth the total compensation paid by OpenSite during 1998 for our Chief Executive Officer. No executive officer was paid total annual salary and bonuses determined in excess of $100,000 during 1998.

                           SUMMARY COMPENSATION TABLE

                                                       ANNUAL
                                                    COMPENSATION
                                                  -----------------    ALL OTHER
          NAME AND PRINCIPAL POSITION             SALARY     BONUS    COMPENSATION
          ---------------------------             -------   -------   ------------
Michael Brader-Araje (1)........................  $69,308   $10,000      $2,379(2)

-------------------------

(1) Mr. Brader-Araje, OpenSite's founder, served as our Chief Executive Officer until March 1999.

(2) Consists of matching contributions to a retirement savings plan.

     STOCK OPTION PLAN. Our stock option plan became effective as of July 10, 1998. The aggregate number of shares reserved for issuance under the Stock Option Plan is 1,666,666 shares. The purpose of the stock option plan is to provide incentives for key employees, officers, consultants and directors to promote our success and to enhance our ability to attract and retain the services of such persons. Options granted under the stock option plan may be either options intended to qualify as "incentive stock options" under Section 422 of the Code or nonqualified stock options.


     As of July 23, 1999, 352,380 shares of common stock had been issued under the stock option plan and options to purchase 786,905 shares of common stock were outstanding under the stock option plan at a weighted average exercise price of $5.49 per share.


     401(K) PROFIT SHARING PLAN. OpenSite maintains a 401(k) Profit Sharing Plan which is intended to be a tax-qualified defined contribution plan under
Section 401(k) of the Code. In general, all employees of OpenSite are eligible to participate. The 401(k) Plan includes a salary deferral arrangement pursuant to which participants may contribute, subject to certain Code limitations, a maximum of 15% of their first $66,666 in salary on a pre-tax basis. Subject to certain Code limitations, OpenSite may make a matching contribution at a rate of 100% of the participant's contributions, up to 3% of the participant's salary. A separate account is maintained for each participant in the 401(k) Plan. The portion of a participant's account attributable to his or her own contributions is 100% vested. The portion of the account attributable to OpenSite contributions is 100% vested. Distributions from the 401(k) Plan may be made in the form of a lump-sum cash payment or in installment payments.

EMPLOYMENT AGREEMENTS

     In August 1998, OpenSite and Kip A. Frey entered into an Executive Employment Agreement. Subsequently, effective as of July 8, 1999, OpenSite and Mr. Frey entered into an Amended and Restated Executive Employment Agreement pursuant to which Mr. Frey serves as the President, Chief Executive Officer, and as a member of the board of directors of OpenSite. The agreement provides for an annual salary of $150,000 through and including May 31, 1999, with an increase in annual salary to $200,000 beginning as of June 1, 1999. The agreement also provides for a bonus plan with a targeted bonus of up to 50% of the annual salary based upon performance standards determined by the board of directors. The initial term of this agreement expires on December 31, 2002 and, unless terminated, the agreement will renew on an annual basis thereafter. If we terminate Mr. Frey's employment without cause or as a result of a change of control of OpenSite, Mr. Frey will be entitled to receive his then current base salary, benefits and pro rata bonus for twelve months after termination. The agreement contains provisions restricting Mr. Frey from competing with our business or soliciting our customers during his employment and for a period of one year thereafter.

                           RELATED PARTY TRANSACTIONS

     In August 1998, OpenSite loaned Mr. Frey $65,000, which he used to purchase shares of our common stock. These shares are subject to an Amended and Restated Restricted Stock Agreement dated as of July 8, 1999, pursuant to which the agreement states that the August 1998 note was cancelled and re-issued and re-executed as of October 1998. This loan bears interest at a rate of 6% per annum and is repayable on December 31, 2002. As of July 9, 1999, the total principal and accrued interest under this loan was approximately $69,000.

     In March 1999, OpenSite loaned Mr. Frey $300,000. This loan bears interest at the rate of 6% per annum and is repayable upon the earlier of the termination of Mr. Frey's employment with OpenSite or December 31, 2002. As of July 9, 1999, the total principal and accrued interest under this loan was approximately $303,000. Mr. Frey pledged his shares of common stock of OpenSite to secure this loan.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information with respect to the beneficial ownership of our common stock as of the date of this prospectus and as adjusted to reflect the sale by OpenSite of common stock in this offering by: (1) each director of OpenSite; (2) all executive officers and directors of OpenSite as a group; and (3) all those known by OpenSite to be beneficial owners of more than five percent of the outstanding shares of common stock. Unless otherwise set forth herein, the street address of the named beneficial owner is 2800 Meridian Parkway, Durham, North Carolina 27713.


                                          SHARES BENEFICIALLY    SHARES BENEFICIALLY
                                                 OWNED               OWNED AFTER
                                         PRIOR TO OFFERING(1)         OFFERING
                                         ---------------------   -------------------
                 NAME                     SHARES       PERCENT    SHARES     PERCENT
                 ----                    ---------     -------   ---------   -------
Noro-Moseley Partners IV, L.P..........  1,904,761(2)   14.4%    1,904,761    11.3%
  9 North Parkway Square
  4200 Northside Parkway, NW
  Atlanta, Georgia 30327
Auction Ventures, LLC..................  1,544,610      11.7     1,544,610     9.2
  369 Franklin Street
  Buffalo, New York 14202
SGC Partners I LLC.....................  1,488,095(3)   11.3     1,488,095     8.8
  1221 Avenue of the Americas
  New York, New York 10020
Michael Brader-Araje...................  1,352,053      10.3     1,352,053     8.0
Mark Jauquet...........................  1,352,053      10.3     1,352,053     8.0
GE Capital Equity Investments, Inc.....  1,190,476(4)    9.0     1,190,476     7.1
  120 Long Ridge Road
  Stamford, Connecticut 06927
Intersouth Partners IV, L.L.C..........  1,160,714       8.8     1,160,714     6.9
  One Copley Parkway, Suite 102
  Morrisville, North Carolina 27713
Southeast Interactive Technology Fund
  II, LLC..............................    892,857       6.8       892,857     5.3
  2525 Meridian Parkway, Suite 300
  Durham, North Carolina 27713
Wakefield Group, II, LLC...............    744,047       5.6       744,047     4.4
  1110 East Morehead Street
  Charlotte, North Carolina 28204
CNET, Inc..............................    714,285       5.4     1,214,285     7.2
  150 Chestnut Street
  San Francisco, California 94111
Kip A. Frey............................    309,523       2.3       309,523     1.8
Justin Hall-Tipping....................         --        --            --      --
Roger Hurwitz..........................         --        --            --      --
Ross B. Kenzie.........................  1,544,610(5)   11.7     1,544,610     9.2

                                          SHARES BENEFICIALLY    SHARES BENEFICIALLY
                                                 OWNED               OWNED AFTER
                                         PRIOR TO OFFERING(1)         OFFERING
                                         ---------------------   -------------------
                 NAME                     SHARES       PERCENT    SHARES     PERCENT
                 ----                    ---------     -------   ---------   -------
Mitchell M. Mumma......................  1,160,714(6)    8.8     1,160,714     6.9
Alan J. Taetle.........................  1,904,761(7)   14.4     1,904,761    11.3
All directors and executive officers as
  a group (13
  persons)(2)(3)(4)(5)(6)(7)...........  6,314,518      47.9     6,314,518    37.4


-------------------------


(1) For purposes of calculating the percentage beneficially owned, the number of shares of common stock deemed outstanding prior to this offering consists of 13,186,711 shares outstanding as of July 23, 1999. The number of shares of common stock deemed outstanding after this offering includes an additional 3,681,800 shares that are being offered for sale by OpenSite in this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person or group who has or shares voting or investment power with respect to such shares.


(2) Includes shares owned by Noro-Moseley Partners IV-B, L.P., a related entity.

(3) SGC Partners I LLC is a wholly owned subsidiary of SG Merchant Banking Fund L.P. The general partner of SG Merchant Banking Fund L.P. is SG Capital Partners L.L.C. SG Cowen Securities Corporation, a wholly owned subsidiary of Societe Generale, is the managing member of SG Capital Partners L.L.C. As a result of these relationships, SG Merchant Banking Fund L.P., SG Capital Partners L.L.C., SG Cowen Securities Corporation and Societe Generale may each be deemed to share beneficial ownership of these shares. Each of these entities disclaims such beneficial ownership.

(4) GE Capital Equity Investments, Inc. ("GE Equity"), a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"), shares beneficial ownership with GECC with respect to all of such shares held of record by GE Equity.

(5) Consists of shares owned by Auction Ventures, LLC, of which Mr. Kenzie serves as Manager. Mr. Kenzie disclaims beneficial ownership of such shares.

(6) Consists of shares owned by Intersouth Partners IV, L.L.C., of which Mr. Mumma is a General Partner. Mr. Mumma disclaims beneficial ownership of such shares.

(7) Consists of shares owned by Noro-Moseley Partners IV, L.P., of which Mr. Taetle is a General Partner. Mr. Taetle disclaims beneficial ownership of such shares.

                          DESCRIPTION OF CAPITAL STOCK


GENERAL


     Our authorized capital stock consists of (1) 75,000,000 shares of common stock, $.01 par value per share, and (2) 10,000,000 shares of preferred stock, $.01 par value per share. As of July 23, 1999, we had issued and outstanding 13,186,711 shares of common stock. The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.


COMMON STOCK

     Holders of shares of our common stock are entitled to one vote per share for the election of directors and all matters to be submitted to a vote of our stockholders. Holders of shares of our common stock may not cumulate votes in the election of directors. Subject to the rights of any holders of preferred stock which may be issued in the future, the holders of shares of our common stock are entitled to share ratably in such dividends as may be declared and paid out of legally available funds. In the event of dissolution, liquidation or winding up of OpenSite, holders of our shares of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences, if any. Holders of shares of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares of common stock to be issued in this offering will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Our board of directors is authorized, subject to limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions on the shares of each such series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change of control of OpenSite. There are no outstanding shares of preferred stock and no series have been designated.

ANTITAKEOVER EFFECTS OF PROVISIONS OF CERTIFICATE OF INCORPORATION AND BYLAWS

     Under Delaware law, all stockholder actions must be effected at a duly called annual or special meeting. Our bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the board of directors or our Chief Executive Officer. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our Secretary of the stockholder's intention to bring such business before the meeting. The holders of a majority of our outstanding shares will constitute a quorum for the transaction of business. Each stockholder has one vote per share of stock. Except as explained below or provided by Delaware law, approval of a majority of those stockholders who are present is required to take any action.

     Our certificate of incorporation and bylaws provide that a director may be removed from office only with cause by the affirmative vote of at least 75% of all shares voting on the removal. Cause is defined as incompetence, mental or physical incapacity, breach of fiduciary duty involving dishonesty, personal profit, a failure to perform stated duties or a violation of law. In addition, the provisions of our certificate of incorporation that relate to the election and removal of directors and the prohibition on the calling of special meetings by stockholders and actions by stockholders by written consent may only be amended by a vote of 75% of our outstanding shares of voting stock. Our bylaws may only be amended by our board of directors or by a vote of 75% of our outstanding shares of voting stock.

     These provisions of our certificate of incorporation and bylaws are intended to discourage types of transactions that may involve an actual or threatened change of control of OpenSite. Such provisions are designed to reduce the vulnerability of OpenSite to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of OpenSite. Such provisions are also intended to discourage tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making tender offers for our shares and, consequently, may also inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in the management of OpenSite.

EFFECT OF DELAWARE ANTITAKEOVER STATUTE

     We are subject to Section 203 of the Delaware General Corporation Law, or the Antitakeover Law, which regulates corporate acquisitions. The Antitakeover Law prevents certain Delaware corporations, including those whose securities are listed for trading on the Nasdaq National Market, from engaging under certain circumstances in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of the Antitakeover Law, a "business combination" includes, among other things, a merger or consolidation involving OpenSite and the interested stockholder and the sale of more than 10% of OpenSite's assets. In general, the Antitakeover Law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of OpenSite and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may opt out of the Antitakeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not opted out of the provisions of the Antitakeover Law.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our bylaws and Section 145 of the Delaware General Corporation Law require us to indemnify:

     - a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director was a party because such director was a director of OpenSite against reasonable expenses incurred by the director in connection with the proceeding; and

     - an individual who is made a party to a proceeding because such individual is or was a director or officer of OpenSite against liability incurred by such individual in the proceeding if the individual acted in a manner believed in good faith to be in or not opposed to the best interests of OpenSite and, in the case of any criminal proceeding, such individual had no reasonable cause to believe such individual's conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or other persons controlling us pursuant to the foregoing provisions, we recognize that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LIMITATIONS OF DIRECTOR LIABILITY

     Our certificate of incorporation limits personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by the Delaware General Corporation Law. Such provisions provide that no OpenSite director shall have personal liability to OpenSite or to its stockholders for monetary damages for breach of fiduciary duty of care or other duty as a director. However, such provisions shall not eliminate or limit the liability of a director:

     - for any breach of the director's duty of loyalty to OpenSite or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for voting or assenting to unlawful distributions; or

     - for any transaction from which the director derived an improper personal benefit.

     Any amendment, modification or repeal of such provisions will not eliminate or reduce the effect of such provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment, repeal or adoption of such an inconsistent provision. If the Delaware General Corporation Law is subsequently amended to provide for further limitations on the personal liability of directors of corporations for breach of duty of care or other duty as a director, then the personal liability of the directors of OpenSite will be so further limited to the greatest extent permitted by the Delaware General Corporation Law.

REGISTRATION RIGHTS

     We have granted registration rights to some of our existing stockholders covering 9,639,847 shares of our common stock and 93,455 shares of common stock subject to an outstanding warrant. Subject to specified limitations, approximately six months after the date of this prospectus, holders of these securities may require that we register all or part of these securities for sale under the Securities Act as long as the offering value of the securities to be registered on any occasion is in excess of $20,000,000. Until we are entitled to register our shares on Form S-3 (a short form registration statement), these holders may only make four such demands. Once we are entitled to use Form S-3, which may be as early as August 2000, these holders may make such demands on an unlimited number of occasions.

     If we register any of our common stock, either for our own account or for the account of other security holders, and the registration form to be used may be used for the registration of the securities of the holders described above, the holders are entitled to include their shares of common stock in the registration. All of these holders have waived their rights to register securities in connection with this offering.

     In all cases, a holder's right to include shares in a registration is subject: (1) to a registration priority arrangement and (2) in an underwritten registration, to the ability of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of all of the registrations will be paid by us, and all selling expenses (e.g., underwriting discounts, selling commissions and stock transfer taxes) will be paid by the holders of the securities being registered.

LISTING

     We have applied for trading and quotation of our common stock on the Nasdaq National Market under the trading symbol "OPNS."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such shares may occur, could materially and adversely affect prevailing market prices of our common stock and our ability to raise equity capital in the future.


     Upon completion of this offering, we will have outstanding an aggregate of 16,868,511 shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the 3,681,800 shares sold in this offering will be freely tradable without restriction or registration under the Securities Act, unless such shares are purchased by our affiliates. However, the 500,000 shares sold directly to CNET will be subject to the lock-up agreements described below. The remaining 13,186,711 shares of our common stock are held by existing stockholders. Such shares, as well as any shares sold in this offering that are purchased by one of our affiliates, are restricted securities that may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below.



     As a result of the lock-up agreements described below and the provisions of Rules 144 and 701, the shares sold to CNET and the restricted securities will be available for sale in the public market as follows:



     - 500,000 shares will be freely tradable without restriction or registration under the Securities Act upon expiration of the lock-up agreements;


     - 7,367,163 shares may be eligible for sale in accordance with the requirements of Rule 144 upon expiration of the lock-up agreements; and

     - 5,714,285 shares may be eligible for sale in accordance with the requirements of Rule 144 beginning on March 30, 2000, and 105,263 shares may be eligible for sale in accordance with the requirements of Rule 144 on April 23, 2000.

     LOCK-UP AGREEMENTS. All of our officers, directors and stockholders and holders of most of our outstanding options have signed lock-up agreements under which they have agreed that for a period 180 days following the date of this prospectus, without the prior written consent of SG Cowen Securities Corporation, they will not:

     - directly or indirectly, offer, sell, assign, transfer, encumber, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, other than by operation of law, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock which may be deemed to be beneficially owned in accordance with the rules and regulations promulgated under the Securities Act); or

     - enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of our common stock whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     RULE 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (including an affiliate of ours) who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of restricted securities that does not exceed the greater of:


     - 1% of the number of shares of our common stock then outstanding, which will equal approximately 169,000 shares immediately after this offering; or


     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding such sale.

     Such sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     RULE 701. In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with restrictions. Specifically, shares acquired pursuant to Rule 701 may be sold by nonaffiliates without regard to the holding period, volume limitations or information or notice requirements of Rule 144, and by our affiliates without regard to the holding period requirement.


     REGISTRATION RIGHTS. Upon completion of this offering, the holders of 9,639,847 shares of our common stock and the holder of 93,455 shares of our common stock issuable upon the exercise of warrants outstanding as of July 23, 1999, or their transferees, will be entitled to rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock -- Registration Rights." After such a registration, these shares become freely tradable without restriction under the Securities Act.



     STOCK OPTIONS AND WARRANTS. Options to purchase an aggregate of 33,273 shares of our common stock will be fully vested as of July 23, 1999. Of the total shares issuable pursuant to these vested options, 10,615 are subject to the 180-day lock-up agreements described above. As of July 23, 1999, options to purchase an additional 753,632 shares of common stock were outstanding but subject to future vesting and an additional 527,381 shares of common stock were available for future grants under our stock option plan. In addition, 93,455 shares of common stock are issuable upon the exercise of warrants outstanding as of July 23, 1999.


     Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and options issuable pursuant to our stock option plan. Subject to the lock-up agreements, shares covered by these registration statements will be eligible for sale in the public markets, other than shares owned by our affiliates, which may be sold in the public market if they qualify for an exemption from registration under Rule 144 or 701.

                                  UNDERWRITING



     Subject to the terms and conditions of the underwriting agreement, each of the underwriters named below, for whom Hambrecht & Quist LLC, The Robinson-Humphrey Company, LLC, SoundView Technology Group, Inc. and Wachovia Securities, Inc. are acting as representatives, has agreed to purchase from OpenSite the number of shares of common stock set forth opposite their names in the table below. Generally, no underwriter is responsible for the obligations of any other underwriter.



                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
Hambrecht & Quist LLC.......................................
The Robinson-Humphrey Company, LLC..........................
SoundView Technology Group, Inc.............................
Wachovia Securities, Inc....................................
                                                              ---------
          Total.............................................  3,181,800
                                                              =========



     The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on the occurrence of events specified in the underwriting agreement. The underwriters have committed to purchase all shares of common stock reflected in the above table if any of the shares are purchased.



     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.



                                                         PAID BY US
                                                 ---------------------------
                                                     NO
                                                  EXERCISE     FULL EXERCISE
                                                 -----------   -------------
Per share......................................
Total..........................................



     We will pay the offering expenses, estimated to be $890,000.



     The underwriters propose to offer the shares of common stock which they have agreed to purchase directly to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $ per share. The underwriters may allow and these dealers may reallow a concession not in excess of $ per share to other dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The representatives have informed us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered hereby.



     We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 477,270 additional shares of common stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of the additional shares which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock reflected in the above table. We will be obligated, pursuant to the option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of common stock.



     The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.



     We have agreed to indemnify the underwriters against liabilities under the securities laws arising out of or based upon untrue statements of material facts or material omissions contained in the registration statement or the prospectus. We have also agreed to contribute to payments that the underwriters may be required to make in respect of those liabilities.



     OpenSite, all of our directors, officers and existing stockholders, who hold an aggregate of 16,368,571 shares, together with the holders of options to purchase 561,904 shares of our common stock, have agreed with the underwriters that for a period of 180 days following the date of this prospectus, without the prior written consent of Hambrecht & Quist LLC, they will not (1) directly or indirectly, offer, sell, assign, transfer, encumber, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, other than by operation of law, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock which may be deemed to be beneficially owned in accordance with the rules and regulations promulgated under the Securities Act); or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise.



     There are persons participating in this offering that may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with this offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions.



     These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. This stabilizing, if commenced, may be discontinued at any time.

     Prior to the offering, there has been no public market for the common stock. The initial public offering price for the common stock will be determined by negotiations among OpenSite and the underwriters. Among the factors to be considered in determining the initial public offering price will be prevailing market and economic conditions, revenues and results of operations of OpenSite, market valuations of other companies engaged in activities similar to OpenSite's activities, estimates of the business potential and prospects of OpenSite, the present state of OpenSite's business operations, OpenSite's management and other factors deemed relevant. The estimated initial public offering price range shown on the cover of this preliminary prospectus is subject to change as a result of changes in these factors.



     At the request of OpenSite, the underwriters have reserved for sale, at the initial public offering price, not more than five percent of the shares of common stock reflected in the table above for designated individuals, including officers and directors of OpenSite, who may express an interest in purchasing shares in this offering. Any such persons may, as a condition to purchasing these reserved shares, be required to agree not to offer, sell or otherwise dispose of any such reserved shares for a period of 180 days following the date of this prospectus without the prior written consent of Hambrecht & Quist LLC. The number of shares of common stock available for sale to the general public will be reduced to the extent that these persons purchase these reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered by the underwriters.



                                  DIRECT SALE



     This prospectus is also being used in connection with the direct sale of 500,000 shares by us to CNET at a price equal to the initial public offering price minus six percent. CNET has agreed to enter into a lock-up agreement on terms substantially similar to those described in "Underwriting."



     We have agreed to pay to the underwriters a financial advisory fee of $55,000 in connection with the shares we are selling to CNET. The underwriters will not receive underwriting discounts or commissions with respect to these shares.


                                 LEGAL MATTERS

     The validity of the issuance of the shares of the common stock to be sold in this offering will be passed upon for OpenSite by Morris, Manning & Martin, L.L.P., Atlanta, Georgia, and Hutchison & Mason, PLLC, Raleigh, North Carolina. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

     The financial statements of OpenSite as of December 31, 1997 and 1998 and for the period from inception (July 24, 1996) to December 31, 1996 and the years ended December 31, 1997 and 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             CHANGE IN ACCOUNTANTS

     On May 10, 1999, we dismissed KPMG LLP and engaged PricewaterhouseCoopers LLP as our independent accountants. Our board of directors participated in and approved the decision to change independent accountants. The report of KPMG LLP on our financial statements for the two years in the period ended December 31, 1998 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with its audit for the two years in the period ended December 31, 1998 and through May 10, 1999, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused them to make reference thereto in their report on the financial statements for such years.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or document.

     You may read and copy all or any portion of the registration statement and the exhibits at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference rooms. Also, the SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy and information statements and other information with the SEC. These periodic reports, proxy and information statements and other information will be available for inspection and copying at the public reference facilities, regional offices and SEC's Web site referred to above.

                          OPENSITE TECHNOLOGIES, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Report of Independent Accountants...........................    F-2
Balance Sheets as of December 31, 1997 and 1998, and June
  30, 1999..................................................    F-3
Statements of Operations for the period from inception (July
  24, 1996) to December 31, 1996, the years ended December
  31, 1997 and 1998, and the six months ended June 30, 1998
  and 1999..................................................    F-4
Statements of Stockholders' Equity (Deficit) for the period
  from inception (July 24, 1996) to December 31, 1996, the
  years ended December 31, 1997 and 1998, and the six months
  ended June 30, 1999.......................................    F-5
Statements of Cash Flows for the period from inception (July
  24, 1996) to December 31, 1996, the years ended December
  31, 1997 and 1998, and the six months ended June 30, 1998
  and 1999..................................................    F-6
Notes to Financial Statements...............................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of OpenSite Technologies, Inc.


The reverse stock split described in Note 2 to the financial statements has not been consummated at July 26, 1999. When it has been consummated, we will be in a position to furnish the following report:


          "In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of OpenSite Technologies, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from inception (July 24, 1996) to December 31, 1996 and the years ended December 31, 1997 and 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."

                                          /s/ PRICEWATERHOUSECOOPERS LLP

Raleigh, North Carolina
May 25, 1999

                          OPENSITE TECHNOLOGIES, INC.

                                 BALANCE SHEETS

                                                   DECEMBER 31,                        PRO FORMA
                                              ----------------------     JUNE 30,       JUNE 30,
                                                1997        1998           1999           1999
                                              --------   -----------   ------------   ------------
                                                                               (UNAUDITED)
                                              ASSETS
Current assets:
  Cash and cash equivalents.................  $151,345   $ 2,276,031   $ 19,324,090   $ 19,324,090
  Accounts receivable, net..................    23,713       303,312      1,033,250      1,033,250
  Prepaid expenses..........................        --        61,591        168,018        168,018
                                              --------   -----------   ------------   ------------
         Total current assets...............   175,058     2,640,934     20,525,358     20,525,358
                                              --------   -----------   ------------   ------------
Property and equipment, net.................    33,538       417,723        802,573        802,573
Note receivable from officer................        --            --        300,000        300,000
Other assets................................     1,838        11,032        227,867        227,867
                                              --------   -----------   ------------   ------------
         Total assets.......................  $210,434   $ 3,069,689   $ 21,855,798   $ 21,855,798
                                              ========   ===========   ============   ============

                          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................  $ 19,502   $    75,542   $    148,581   $    148,581
  Accrued expenses..........................    14,571       408,839      2,471,486      2,471,486
  Deferred revenue..........................        --       354,802      1,221,289      1,221,289
  Capital lease obligations -- current
    portion.................................        --        22,155         23,908         23,908
                                              --------   -----------   ------------   ------------
         Total current liabilities..........    34,073       861,338      3,865,264      3,865,264
Note payable................................    17,000            --             --             --
Capital lease obligations -- noncurrent
  portion...................................        --        42,765         30,359         30,359
Redeemable common stock warrants............        --        54,221             --             --
Mandatorily redeemable convertible preferred
  stock.....................................        --     4,817,892     69,203,966             --
Commitments and contingencies (Note 11)
Stockholders' equity (deficit):
  Common stock, $.01 par value, 40,000,000
    shares authorized: 3,976,607, 4,328,987
    and 4,434,250 shares issued and
    outstanding at December 31, 1997 and
    1998, and June 30, 1999, respectively;
    14,074,097 shares pro forma.............    39,765        43,289         44,342        140,740
  Additional paid-in capital................    26,024            --             --     69,107,568
  Deferred compensation.....................        --            --       (108,079)      (108,079)
  Treasury stock, at cost, 887,388 shares...        --            --     (2,795,274)    (2,795,274)
  Accumulated other comprehensive income....        --            --            466            466
  Retained earnings (accumulated deficit)...    93,572    (2,671,316)   (48,306,746)   (48,306,746)
  Notes receivable from stockholders........        --       (78,500)       (78,500)       (78,500)
                                              --------   -----------   ------------   ------------
         Total stockholders' equity
           (deficit)........................   159,361    (2,706,527)   (51,243,791)    17,960,175
                                              --------   -----------   ------------   ------------
         Total liabilities and stockholders'
           equity (deficit).................  $210,434   $ 3,069,689   $ 21,855,798   $ 21,855,798
                                              ========   ===========   ============   ============

The accompanying notes are an integral part of these financial statements.

                          OPENSITE TECHNOLOGIES, INC.

                            STATEMENTS OF OPERATIONS

                                    FOR THE
                                     PERIOD
                                 FROM INCEPTION
                                   (JULY 24,            YEAR ENDED             SIX MONTHS ENDED
                                    1996) TO           DECEMBER 31,                JUNE 30,
                                  DECEMBER 31,    ----------------------   -------------------------
                                      1996          1997        1998          1998          1999
                                 --------------   --------   -----------   ----------   ------------
                                                                                  (UNAUDITED)
Revenue:
  Software licenses............    $   11,600     $177,234   $ 1,072,152   $  499,030   $  2,233,537
  Services and other...........           863      162,469       208,393       84,686        352,582
                                   ----------     --------   -----------   ----------   ------------
         Total revenue.........        12,463      339,703     1,280,545      583,716      2,586,119
                                   ----------     --------   -----------   ----------   ------------
Cost and operating expense:
  Cost of software licenses....            --        9,000        17,550        7,050         19,894
  Cost of services and other...         1,209       19,010       130,939       17,978        493,496
  Sales and marketing..........            --       43,541     1,917,745      209,306      3,428,470
  Product development..........            --      105,054       695,282      172,088      1,309,826
  General and administrative...        11,714       35,607       922,689      244,934      1,751,002
                                   ----------     --------   -----------   ----------   ------------
         Total operating
           expense.............        12,923      212,212     3,684,205      651,356      7,002,688
                                   ----------     --------   -----------   ----------   ------------
         Operating income
           (loss)..............          (460)     127,491    (2,403,660)     (67,640)    (4,416,569)
                                   ----------     --------   -----------   ----------   ------------
Interest income (expense):
  Interest income..............             2        2,336        48,362        8,644        245,509
  Interest expense.............            (8)          --        (5,419)          --         (4,636)
                                   ----------     --------   -----------   ----------   ------------
      Interest income
         (expense), net........            (6)       2,336        42,943        8,644        240,873
                                   ----------     --------   -----------   ----------   ------------
         Net income (loss).....          (466)     129,827    (2,360,717)     (58,996)    (4,175,696)
Distributions to preferred
  stockholders.................            --           --       (39,457)          --             --
Accretion of preferred stock...            --           --      (324,661)     (54,076)   (41,908,710)
                                   ----------     --------   -----------   ----------   ------------
         Net income (loss)
           available to common
           stockholders........    $     (466)    $129,827   $(2,724,835)  $ (113,072)  $(46,084,406)
                                   ==========     ========   ===========   ==========   ============
Net income (loss) per common
  share-basic and diluted......    $     0.00     $   0.03   $     (0.66)  $    (0.03)  $     (13.31)
                                   ==========     ========   ===========   ==========   ============
Weighted average shares used in
  basic and diluted net income
  (loss) per common share
  calculation..................     3,578,947     3,877,465    4,106,066    3,976,608      3,461,142
                                   ==========     ========   ===========   ==========   ============
Pro forma per common share data
  (unaudited):
  Pro forma net loss per common
    share-basic and diluted....                              $     (0.34)               $      (0.38)
                                                             -----------                ------------
  Pro forma weighted average
    basic and diluted shares
    outstanding................                                6,885,824                  10,863,771
                                                             -----------                ------------

The accompanying notes are an integral part of these financial statements.

                          OPENSITE TECHNOLOGIES, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                      NOTES        ACCUMULATED
                                    COMMON STOCK       ADDITIONAL                   RECEIVABLE        OTHER
                                 -------------------    PAID-IN       DEFERRED         FROM       COMPREHENSIVE    TREASURY
                                  SHARES     AMOUNT     CAPITAL     COMPENSATION   STOCKHOLDERS      INCOME          STOCK
                                 ---------   -------   ----------   ------------   ------------   -------------   -----------
Balance at inception (July 24,
 1996).........................  3,578,946   $35,789   $             $      --       $     --         $ --        $        --
Net loss for the period from
 inception (July 24, 1996) to
 December 31, 1996.............         --        --          --            --             --           --                 --
                                 ---------   -------   ---------     ---------       --------         ----        -----------
Balance at December 31, 1996...  3,578,946    35,789                        --             --           --                 --
Issuance of common stock.......    397,661     3,976      26,024            --             --           --                 --
Net income.....................         --        --          --            --             --           --                 --
                                 ---------   -------   ---------     ---------       --------         ----        -----------
Balance at December 31, 1997...  3,976,607    39,765      26,024            --             --           --                 --
Dividends paid to S corporation
 stockholders..................         --        --          --            --             --           --                 --
Change from S-Corporation to
 C-Corporation.................         --        --      93,572            --             --           --                 --
Distribution to Series A
 preferred stockholders........         --        --          --            --             --           --                 --
Issuance of common stock.......    352,380     3,524      74,976            --        (78,500)          --                 --
Accretion of mandatorily
 redeemable convertible
 preferred stock...............         --        --    (194,572)           --             --           --                 --
Net loss.......................         --        --          --            --             --           --                 --
                                 ---------   -------   ---------     ---------       --------         ----        -----------
Balance at December 31, 1998...  4,328,987    43,289          --            --        (78,500)          --                 --
Deferred compensation related
 to grant of stock options
 (unaudited)...................         --        --     118,450      (118,450)            --           --                 --
Amortization of deferred
 compensation
Repurchase of common stock
 (unaudited)...................                               --            --             --           --         (2,795,274)
Termination of put provision of
 redeemable common stock
 warrants (unaudited)..........         --        --     322,737            --             --           --                 --
Exercise of warrants to
 purchase common stock
 (unaudited)...................    105,263     1,053       7,789            --             --           --                 --
Accretion of mandatorily
 redeemable convertible
 preferred stock (unaudited)...         --        --    (448,976)           --             --           --                 --
Net loss (unaudited)...........         --        --          --            --             --           --                 --
Other comprehensive income --
 foreign currency translation
 adjustment (unaudited)........         --        --          --            --             --          466                 --
                                 ---------   -------   ---------     ---------       --------         ----        -----------
Balance at June 30, 1999
 (unaudited)...................  4,434,250   $44,342   $      --     $(108,079)      $(78,500)        $466        $(2,795,274)
                                 =========   =======   =========     =========       ========         ====        ===========

                                   RETAINED         TOTAL
                                   EARNINGS     STOCKHOLDERS'
                                 (ACCUMULATED      EQUITY
                                   DEFICIT)       (DEFICIT)
                                 ------------   -------------
Balance at inception (July 24,
 1996).........................   $   (35,789)  $         --
Net loss for the period from
 inception (July 24, 1996) to
 December 31, 1996.............          (466)          (466)
                                 ------------   ------------
Balance at December 31, 1996...       (36,255)          (466)
Issuance of common stock.......            --         30,000
Net income.....................       129,827        129,827
                                 ------------   ------------
Balance at December 31, 1997...        93,572        159,361
Dividends paid to S corporation
 stockholders..................      (141,053)      (141,053)
Change from S-Corporation to
 C-Corporation.................       (93,572)            --
Distribution to Series A
 preferred stockholders........       (39,457)       (39,457)
Issuance of common stock.......            --             --
Accretion of mandatorily
 redeemable convertible
 preferred stock...............      (130,089)      (324,661)
Net loss.......................    (2,360,717)    (2,360,717)
                                 ------------   ------------
Balance at December 31, 1998...    (2,671,316)    (2,706,527)
Deferred compensation related
 to grant of stock options
 (unaudited)...................            --             --
Amortization of deferred
 compensation
Repurchase of common stock
 (unaudited)...................                   (2,795,274)
Termination of put provision of
 redeemable common stock
 warrants (unaudited)..........            --        322,737
Exercise of warrants to
 purchase common stock
 (unaudited)...................            --          8,842
Accretion of mandatorily
 redeemable convertible
 preferred stock (unaudited)...   (41,459,734)   (41,908,710)
Net loss (unaudited)...........    (4,175,696)    (4,175,696)
Other comprehensive income --
 foreign currency translation
 adjustment (unaudited)........            --            466
                                 ------------   ------------
Balance at June 30, 1999
 (unaudited)...................  $(48,306,746)  $(51,243,791)
                                 ============   ============

The accompanying notes are an integral part of these financial statements.

                          OPENSITE TECHNOLOGIES, INC.

                            STATEMENTS OF CASH FLOWS

                                     FOR THE PERIOD
                                     FROM INCEPTION           YEAR ENDED               SIX MONTHS ENDED
                                     (JULY 24, 1996)         DECEMBER 31,                  JUNE 30,
                                     TO DECEMBER 31,    -----------------------    -------------------------
                                          1996            1997         1998          1998           1999
                                     ---------------    --------    -----------    ---------    ------------
                                                                                          (UNAUDITED)
Cash flows from operating
  activities:
  Net income (loss)................      $ (466)        $129,827    $(2,360,717)   $ (58,995)   $ (4,175,696)
  Adjustments to reconcile net
    income (loss) to net cash
    provided by (used in) operating
    activities:
    Bad debt expense...............          --            5,099        164,092      164,092         193,422
    Depreciation expense...........          80            6,519         78,220       11,530         144,487
    Deferred revenue...............          --               --        354,802       64,346         866,487
    Non-cash consulting expense....          --           17,000         54,221           --         268,516
    Amortization of deferred
      compensation.................          --               --             --           --          10,371
    Changes in operating assets and
      liabilities:
      Increase in accounts
         receivable................        (863)         (27,949)      (443,691)    (252,226)       (923,360)
      Increase (decrease) in
         prepaid expenses and other
         assets....................          --           (1,838)       (70,785)     (25,224)       (323,262)
      Increase (decrease) in
         accounts payable..........       2,949           16,553         56,040       53,889          73,039
      Increase in accrued expenses
         and taxes other than
         income....................          --           14,571        394,268       18,073       1,862,647
                                         ------         --------    -----------    ---------    ------------
    Net cash provided by (used in)
      operating activities.........       1,700          159,782     (1,773,550)     (24,515)     (2,003,349)
                                         ------         --------    -----------    ---------    ------------
Cash flows from investing
  activities:
  Purchases of property and
    equipment......................        (715)         (39,422)      (387,610)    (145,098)       (329,337)
                                         ------         --------    -----------    ---------    ------------
    Net cash used in investing
      activities...................        (715)         (39,422)      (387,610)    (145,098)       (329,337)
                                         ------         --------    -----------    ---------    ------------
Cash flows from financing
  activities:
  Repayment of note payable........          --               --        (17,000)     (17,000)             --
  Principal payment on capital
    lease obligation...............          --               --         (9,875)          --         (10,653)
  Repurchase of common stock.......          --               --             --           --      (2,795,274)
  Repurchase of mandatorily
    redeemable convertible
    preferred stock................          --               --             --           --      (1,397,636)
  Loan to officer..................          --               --             --           --        (300,000)
  Dividends paid...................          --               --       (180,510)    (141,053)             --
  Proceeds from issuance of
    mandatorily redeemable
    convertible preferred stock,
    net............................          --               --      4,493,231      555,171      23,875,000
  Proceeds from issuance of common
    stock..........................          --           30,000             --           --              --
  Exercise of warrant to purchase
    common stock...................                                                                    8,842
                                         ------         --------    -----------    ---------    ------------
    Net cash provided by financing
      activities...................          --           30,000      4,285,846      397,118      19,380,279
                                         ------         --------    -----------    ---------    ------------
    Effect of changes in foreign
      exchange currency on cash and
      cash equivalents.............                                                                      466
                                         ------         --------    -----------    ---------    ------------
    Net increase in cash and cash
      equivalents..................         985          150,360      2,124,686      227,505      17,048,059
Cash and cash equivalents at
  beginning of period..............          --              985        151,345      151,345       2,276,031
                                         ------         --------    -----------    ---------    ------------
Cash and cash equivalents at end of
  period...........................      $  985         $151,345    $ 2,276,031    $ 378,850    $ 19,324,090
                                         ======         ========    ===========    =========    ============

The accompanying notes are an integral part of these financial statements.

                          OPENSITE TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND PRESENTATION


     OpenSite Technologies, Inc. (the "Company") develops and markets Internet auction technology that enables organizations to create branded, interactive, real-time Internet auctions. The Company offers a range of products and services including its OpenSite Auction software as well as its BidStream.com Web site. The Company's predecessor was incorporated on July 24, 1996 in North Carolina and was merged into OpenSite Technologies, Inc., a Delaware corporation, in January 1998. All of the outstanding stock of the Company and its predecessor were owned by the same group of stockholders at the date of the merger. The individual stockholders owned the same percentage interest in the Company and its predecessor before and after the merger. At the time of the merger, the Company was non-operating and had no operating assets or liabilities. Accordingly, this merger was accounted for in a manner similar to a pooling of interests as the transaction represented a transfer of assets and liabilities between entities under common control.


     All of the Company's software licensing and services and other revenue during the period from inception (July 24, 1996) through December 31, 1998 are from sales transactions originating in the United States. Revenue from international sales is insignificant for the six month period ended June 30, 1999.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

UNAUDITED INTERIM FINANCIAL INFORMATION

     The financial statements as of June 30, 1998 and 1999 and for the six month periods then ended are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of the Company's management, necessary for a fair presentation of financial position, results of operations and cash flows. All financial statement disclosures related to the six month periods ended June 30, 1998 and 1999 are unaudited.

UNAUDITED PRO FORMA BALANCE SHEET

     The board of directors has authorized the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of common stock in an initial public offering ("IPO"). If the IPO is consummated as presently anticipated, all shares of the Series A, Series B, and Series C convertible preferred stock will automatically convert into an equal number of shares of common stock. The unaudited pro forma balance sheet reflects the subsequent conversion of Series A, Series B, and Series C convertible preferred stock into common stock as if such conversion had occurred as of June 30, 1999.

STOCK SPLIT

     In August 1998, the Company declared a 6,959 for 1 stock split for all common and preferred stockholders.

     In July 1999, the Company approved a 1 for 2.1 reverse stock split which will be effective upon the effective date of the Company's IPO. The financial statements for all periods presented have been restated to reflect these transactions.

                          OPENSITE TECHNOLOGIES, INC.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


BASIS OF CONSOLIDATION


     The consolidated financial statements at June 30, 1999 include the accounts of OpenSite Technologies, Inc. and its wholly-owned subsidiary, OpenSite Europe, Ltd. All significant intercompany accounts and transactions have been eliminated. Prior to April 1999, the Company had no subsidiaries.


CASH AND CASH EQUIVALENTS


     The Company considers all highly liquid investments with an original maturity of three months or less at date of purchase to be cash equivalents.


CASH FLOW


     The Company had the following non-cash investing and financing activities during 1998:

Non-cash investing and financing activities:
  Capital lease obligations.................................  $74,795
  Issuance of common stock for notes receivable.............  $78,500

     There were no non-cash financing and investing activities during the period from inception (July 24, 1996) to December 31, 1996 or the year ended December 31, 1997.


FAIR VALUE OF FINANCIAL INSTRUMENTS


     The Company's financial instruments, which are comprised of cash in demand deposit accounts, accounts receivable, investments in short term commercial paper and accounts payable, are carried at cost which approximates their fair market value at December 31, 1997 and 1998.


PROPERTY AND EQUIPMENT


     Property and equipment are stated at cost less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to operations. Major expenditures for renewals and betterments are capitalized and depreciated. Property and equipment under capital leases are initially recorded at the present value of minimum lease payments at the inception of the lease.

     Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Property and equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the lease term.

                          OPENSITE TECHNOLOGIES, INC.

     Depreciation periods for property and equipment are as follows:

Computer equipment..........................................  2-3 years
Furniture and fixtures......................................    5 years
Leasehold improvements......................................  1-3 years
Assets under capital leases.................................  1-3 years


OTHER ASSETS


     The costs of trademarks are capitalized and are amortized using the straight-line method over the remaining lives of the trademarks from the date the trademarks are purchased, which are up to ten years.


IMPAIRMENT OF LONG-LIVED ASSETS


     The Company evaluates the recoverability of its property and equipment and other assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of," ("SFAS No. 121"). SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. No impairments were required to be recognized during the period from inception (July 24, 1996) to December 31, 1996 and the years ended December 31, 1997 and 1998 or the six month period ended June 30, 1999.


INCOME TAXES


     The Company accounts for income taxes using the liability method which requires the recognition of deferred tax assets or liabilities for the temporary differences between financial reporting and tax bases of the Company's assets and liabilities and for tax carryforwards. A valuation allowance is recorded, if necessary, to reduce net deferred tax assets to their realizable values if management does not believe it is more likely than not that the net deferred tax assets will be realized.

     Prior to January 1, 1998, the Company had elected subchapter S status for Federal income tax purposes and, accordingly, no income tax provision is presented for periods prior to 1998 as income was taxable personally to the stockholders.


REVENUE RECOGNITION


     The Company's revenue is derived from software licenses as well as support and maintenance, training and consulting services. The Company adopted American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-4 effective January 1, 1998. The adoption did not have a material effect on the timing of the Company's revenue recognition or cause changes to its revenue recognition policies.

     Revenue from software licenses is recognized when there is evidence of an arrangement, the product has been shipped, fees are fixed and determinable and collection of the related receivable is probable. Support and maintenance revenue, which is included

                          OPENSITE TECHNOLOGIES, INC.

in services and other revenue, is deferred and recognized ratably over the service period. When software and services are sold under one contract, revenue is allocated to each element based on their respective fair values, with these fair values being determined using the price charged when that element is sold separately. Partner fees, another component of services and other revenue, are deferred and recognized ratably over a period of twelve months, which represents the period of membership in the partnership program. At the end of each partner's initial twelve months of membership, the Company has the ability to unilaterally terminate a partner's participation in the program. Consulting and training service revenue, which is also included in services and other revenue, is deferred and recognized as the services are performed.


SALES AND MARKETING EXPENSES


     Sales and marketing expenses consist of costs, including salaries and sales commissions, of all personnel involved in the sales process. Sales and marketing expenses also include costs of advertising, trade shows and certain indirect costs.


SOFTWARE DEVELOPMENT COSTS


     Software development costs have been accounted for in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Under the standard, capitalization of software development costs begins upon the establishment of technological feasibility, subject to net realizable value considerations. To date, the period between achieving technological feasibility and the general availability of such software has substantially coincided; therefore, software development costs qualifying for capitalization have been immaterial. Accordingly, the Company has not capitalized any software development costs and has charged all such costs to product development expense.


ADVERTISING COSTS


     All costs of advertising the services and products offered by the Company are expensed as incurred. Advertising expense totaled $0, $16,475 and $200,713 for the period from inception (July 24, 1996) to December 31, 1996 and the years ended December 31, 1997 and 1998, respectively.


STOCK-BASED COMPENSATION


     The Company accounts for stock based compensation based on the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") which states that no compensation expense is recorded for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value per share of the Company's common stock on the grant date. The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") which requires compensation expense to be recognized for disclosure purposes, based on the fair value of the options granted at the date of the grant.

                          OPENSITE TECHNOLOGIES, INC.

TRANSLATION OF FOREIGN FINANCIAL STATEMENTS


     Assets and liabilities of foreign operations, where the functional currency is the local currency, are translated into U.S. dollars at the rate of exchange at each reporting date. Revenues and expenses are translated using the weighted average exchange rate for the month in which the transactions occur. Gains and losses from translating foreign currency financial statements are accumulated in other comprehensive income.


SIGNIFICANT CUSTOMERS AND CREDIT RISK


     The Company performs ongoing credit evaluations to reduce credit risk and requires no collateral from its customers. Management estimates the allowance for uncollectible accounts based on their credit evaluation.


NET LOSS PER COMMON SHARE


Historical

     The Company computes net income (loss) per common share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," ("SFAS No. 128") and SEC Staff Accounting Bulletin No. 98 ("SAB No. 98"). Under the provisions of SFAS No. 128 and SAB No. 98, basic net income (loss) per common share ("Basic EPS") is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted net income (loss) available to common stockholders per common share ("Diluted EPS") is computed by dividing net income (loss) by the weighted average number of common shares and dilutive common share equivalents then outstanding.

Pro forma (unaudited)

     Pro forma net loss per common share is calculated assuming conversion of all mandatorily redeemable convertible preferred stock which converts automatically upon the completion of the initial public offering (see Note 9). Therefore, accretion of mandatorily redeemable preferred stock of $324,661 and $41,908,710 for the year ended December 31, 1998 and the six months ended June 30, 1999, respectively, and the distribution to preferred stockholders of $39,457 during the year ended December 31, 1998 are excluded from the calculation of pro forma net loss per common share. The calculations of pro forma net loss per common share for the year ended December 31, 1998 and the six months ended June 30, 1999 do not include 38,858 and 392,267 equivalent shares, respectively, of common stock as their impact would be anti-dilutive.

COMPREHENSIVE INCOME (LOSS)

     The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("SFAS No. 130") effective January 1, 1998. SFAS No. 130 requires the Company to display an amount representing comprehensive income for the year in a financial statement which is displayed with the same prominence as other financial statements. The Company had no items of other comprehensive income (loss) during the years ended December 31, 1998 and 1997 and the period from inception

                          OPENSITE TECHNOLOGIES, INC.

(July 24, 1996) to December 31, 1996. The only item of other comprehensive income during the six months ended June 30, 1999 is a foreign currency translation adjustment.

SEGMENT DISCLOSURES

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). This statement requires companies to report information about operating segments in annual financial statements. It also requires segment disclosures about products and services, geographic areas and major customers. The disclosures prescribed by SFAS No. 131 are effective for fiscal years beginning after December 15, 1997. Management has determined that the Company does not have any separately reportable operating segments as of December 31, 1998 or June 30, 1999.

SOFTWARE OBTAINED OR DEVELOPED FOR INTERNAL USE

     In March 1998, the AICPA issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," ("SOP No. 98-1") which provides guidance regarding when software developed or obtained for internal use should be capitalized. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Management expects that the adoption of SOP No. 98-1 will not have a material impact on the Company's financial position or results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1998, the AICPA issued SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions," ("SOP No. 98-9"). SOP No. 98-9 amended SOP No. 97-2 to require recognition of revenue using the "residual method" in circumstances outlined in SOP No. 97-2. Under the residual method, revenue is recognized as follows: (1) the total fair value of undelivered elements, as indicated by Vendor Specific Objective Evidence ("VSOE") is deferred and subsequently recognized in accordance with the relevant sections of SOP No. 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

     SOP No. 98-9 is effective for fiscal years beginning after March 15, 1999. Also, the provisions of SOP No. 97-2 that were deferred by Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition," ("SOP No. 98-4") will continue to be deferred until the date SOP No. 98-9 becomes effective. The Company does not expect that the adoption of SOP No. 98-9 will have a material impact on the Company's financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 1999. The

                          OPENSITE TECHNOLOGIES, INC.

Company intends to adopt SFAS No. 133 when required; however, SFAS No. 133 is not expected to have a material impact on the Company's financial position or results of operations.

3. ACCOUNTS RECEIVABLE

     Accounts receivable are presented net of an allowance for doubtful accounts of $3,500, $108,500 and $276,182 at December 31, 1997 and 1998 and June 30,
1999, respectively.

     Changes in the allowance for doubtful accounts consisted of the following:

                                                  YEARS ENDED
                                                 DECEMBER 31,         SIX MONTHS
                                              -------------------        ENDED
                                               1997        1998      JUNE 30, 1999
                                              -------    --------    -------------
                                                                      (UNAUDITED)
Allowance for doubtful accounts at beginning
  of period.................................  $    --    $  3,500      $108,500
Additions charged to costs and expenses.....    5,099     164,092       193,422
Deductions..................................   (1,599)    (59,092)      (25,740)
                                              -------    --------      --------
Allowance for doubtful accounts at end of
  period....................................  $ 3,500    $108,500      $276,182
                                              =======    ========      ========

     The Company had no allowance for doubtful accounts during 1996.

4. PROPERTY AND EQUIPMENT

     Property and equipment at December 31, 1997 and 1998 and June 30, 1999 consisted of the following:

                                           DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                               1997           1998          1999
                                           ------------   ------------   -----------
                                                                         (UNAUDITED)
Computer equipment.......................    $34,139        $377,354     $  650,885
Office furniture and equipment...........      5,998          87,944        133,624
Leasehold improvements...................         --          37,244        247,370
                                             -------        --------     ----------
                                              40,137         502,542      1,031,879
Less accumulated depreciation............     (6,599)        (84,819)      (229,306)
                                             -------        --------     ----------
                                             $33,538        $417,723     $  802,573
                                             =======        ========     ==========

                          OPENSITE TECHNOLOGIES, INC.

5. ACCRUED EXPENSES

     Accrued expenses consisted of the following:

                                                      DECEMBER 31,
                                                   ------------------    JUNE 30,
                                                    1997       1998        1999
                                                   -------   --------   -----------
                                                                        (UNAUDITED)
Accrued compensation.............................  $    --   $154,694   $  318,280
Professional services............................    3,000     96,532      623,502
Stock issuance costs.............................       --         --       43,061
New facility costs...............................       --         --      280,000
Marketing........................................       --    116,264    1,131,385
Other............................................   11,571     41,348       75,258
                                                   -------   --------   ----------
                                                   $14,571   $408,838   $2,471,486
                                                   =======   ========   ==========

6. INCOME TAXES

     There is no current income tax provision or benefit for the year ended December 31, 1998 or the six months ended June 30, 1999 because the Company has generated a net operating loss for which there is no carryback potential. There is no deferred income tax provision or benefit recorded for the year ended December 31, 1997 or the period from inception (July 24, 1996) to December 31, 1996 because prior to 1998, the Company had elected subchapter S status for Federal income tax purposes. Therefore, the Company was not liable for income taxes and all profit and loss was taxable to the shareholders.

     Significant components of the Company's deferred tax assets and liabilities at December 31, 1998 consist of the following:

Deferred tax assets:
  Domestic net operating loss carryforwards.................  $709,084
  Accounts receivable.......................................    42,261
  Research and development credit...........................    37,783
  Deferred revenue..........................................    49,077
  Compensation related items................................    21,119
  Other.....................................................       839
                                                              --------
     Gross deferred tax assets..............................   860,163
     Less: Valuation allowance..............................  (859,698)
                                                              --------
     Net deferred tax assets................................       465
                                                              --------
Deferred tax liabilities:
  Fixed and intangible assets...............................       465
                                                              --------
          Total deferred tax liabilities....................       465
                                                              --------
     Net deferred tax asset (liability).....................  $     --
                                                              ========

     For 1998, the Company has provided a full valuation allowance against its net deferred tax assets since realization of these benefits could not be reasonably assured. The increase in valuation allowance of $859,698 resulted primarily from the generation of net operating loss carryforwards. There were no deferred tax assets or liabilities for the year

                          OPENSITE TECHNOLOGIES, INC.

ended December 31, 1997 or the period ended December 31, 1996 because the Company had elected subchapter S status prior to 1998.

     As of December 31, 1998, the Company had Federal and state net operating loss carryforwards of approximately $1,900,000. The net operating loss carryforwards expire in various amounts starting in 2018 and 2013 for Federal and state tax purposes, respectively. The utilization of the Federal net operating loss carryforward may be subject to limitation under the rules regarding a change in stock ownership as determined by the Internal Revenue Code. If the Company's utilization of its net operating loss carryforwards is limited, and the Company has taxable income which exceeds the permissible yearly net operating loss carryforward, the Company would incur a Federal income tax liability even though its net operating loss carryforwards exceed its taxable income.

     Taxes computed at the statutory Federal income tax rate of 34% are reconciled to the provision for income taxes for the year ended December 31, 1998 as follows:

                                                                           % OF
                                                                          PRETAX
                                                               AMOUNT      LOSS
                                                              ---------   ------
United States Federal tax at statutory rate.................  $(753,344)   (34)%
State taxes (net of federal benefit)........................    (62,301)    (5)
Research and development credit.............................    (37,783)    (2)
Other, net..................................................     (6,270)    (0)
Change in valuation allowance...............................    859,698     41
                                                              ---------    ---
Provision for income taxes..................................  $      --      0%
                                                              =========    ===

7. NOTE PAYABLE

     During December 1997, the Company recorded a note payable to one of its common stockholders for $17,000, related to the cost of terminating a consulting agreement. This note accrued interest at 10% and was repaid in 1998.

8. CAPITAL STOCK

     During the year ended December 31, 1998, the Company's Articles of Incorporation were amended and restated to authorize 20,000,000 shares of common stock with a par value of $0.01 and 9,175,439 shares of preferred stock with a par value of $0.01, of which 4,175,439 were designated as Series A preferred stock and 5,000,000 were designated as Series B preferred stock. In March 1999, the Company's Articles of Incorporation were again amended and restated to increase the number of authorized shares of common stock to 40,000,000, and to authorize 12,000,000 shares of Series C preferred stock with a par value of $0.01. At all times, the Company shall reserve a number of shares of unissued common stock for the purpose of effecting the conversion of its issued and outstanding shares of all series of preferred stock and the exercise of all outstanding warrants and options to purchase the Company's common stock.

     In August 1998, the Company issued 309,523 restricted shares of the Company's common stock at a price of $0.21 per share to an employee of the Company in exchange for a note payable to the Company of $65,000. In October 1998, the Company entered

                          OPENSITE TECHNOLOGIES, INC.

into an agreement with another employee, whereby the employee was issued 42,857 restricted shares of common stock at a price of $0.32 per share in exchange for a note payable to the Company of $13,500. If the employees are terminated for "cause," as defined in their respective employment agreements, the Company has the option to repurchase the shares at the original purchase price. If the employees are terminated for "good reason," as defined in their respective employment agreements, the Company has the option to repurchase the shares at the greater of the original purchase price, or the fair value of the common stock, according to the terms of the agreement. If the employees are terminated "without cause," as defined in their respective employment agreements, the employees have the right to sell the shares back to the Company at the greater of the original purchase price or the fair market value of the stock, according to the terms of the agreement.

     At inception, the Company issued 3,578,946 shares of common stock to the Company's founders. In April 1997, the Company sold 397,661 shares of common stock in exchange for proceeds of $30,000.


9. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK


     In January 1998, the Company sold 1,988,304 shares of Series A preferred stock in a private placement transaction in exchange for proceeds of $555,171, net of issuance costs of $44,829. In August and September 1998, the Company sold 2,380,952 shares of Series B preferred stock in a private placement transaction in exchange for proceeds of $3,938,060, net of issuance costs of $61,940.

     In March 1999, the Company sold 5,119,047 shares of Series C preferred stock in a private placement transaction for proceeds of $21,375,000, net of issuance costs of $125,000. In April 1999, the Company sold an additional 595,238 shares of Series C preferred stock in a private placement transaction, receiving proceeds of $2,500,000. Total proceeds from these transactions were $23,875,000, net of issuance costs of $125,000.

     In conjunction with the sale of the Series C preferred stock, the Company repurchased, in March 1999, 887,388 shares of common stock at a purchase price of $3.15 per share, 443,694 shares of Series A preferred stock at a purchase price of $3.15 per share, and 26,845 warrants at a price of $3.15 per warrant, less the exercise price of the warrant, for an aggregate purchase price of $4,265,635.

     As of December 31, 1998 and June 30, 1999, the Series A preferred stock had an aggregate liquidation preference of $600,000 and the Series B preferred stock had an aggregate liquidation preference of $4,000,000. As of June 30, 1999, the Series C preferred stock had an aggregate liquidation preference of $32,250,000.

                          OPENSITE TECHNOLOGIES, INC.

RIGHTS, PREFERENCES AND TERMS OF PREFERRED STOCK

     The following is a summary of the rights, preferences, and terms of the Company's outstanding series of preferred stock:

DIVIDENDS

     The holders of the Series A, Series B, and Series C preferred stock shall be entitled to receive dividends in any fiscal year in an amount determined by the board of directors, when, and if declared by the board of directors in accordance with Company's bylaws, as amended. No dividends may be paid to any of the holders of shares of common stock or any of the individual series or holders of the Company's Series A, Series B, or Series C preferred stock unless an equivalent dividend has been declared and paid on all outstanding shares of the Series A, Series B, and Series C preferred stock.

LIQUIDATION

     In the event of any liquidation, dissolution, or winding up of the Company, holders of Series C preferred stock are entitled to receive an amount equal to $6.30 per share if such event were to occur prior to December 31, 1999, or an amount equal to $8.40 per share if such event were to occur subsequent to December 31, 1999. After payment has been made to the holders of Series C preferred stock, the holders of Series A and Series B preferred stock are entitled to receive an amount equal to $0.3018 and $1.68 per share, respectively. In the event that assets of the Company are not sufficient to provide payments to the holders of Series A and Series B preferred stock, any remaining assets shall be distributed to holders of the Series A and Series B preferred stock on a pro rata basis, based on their respective liquidation preferences. After payments have been made to the holders of Series A, Series B, and Series C preferred stock, the remaining assets of the Company will be distributed to the holders of common stock.

CONVERSION

     Each share of Series A, Series B, and Series C preferred stock is convertible at the option of the holder into common shares of the Company at a one to one conversion ratio, subject to certain adjustments as defined. Conversion is automatic for holders of Series A, Series B, and Series C preferred stock upon the closing of a firm commitment for an underwritten public offering with net proceeds to the Company of at least $25,000,000. Conversion is also automatic for any class of Series A, Series B, or Series C preferred stock upon the election of holders of at least 75% of the total number of shares in any class to convert their preferred shares into common shares.

VOTING

     Holders of Series A, Series B, and Series C preferred shares have voting rights on an as if converted basis.

REDEMPTION

     In the event that the Series A, Series B, and Series C preferred stock has not been converted into common stock prior to the fifth anniversary of the issuance date of the

                          OPENSITE TECHNOLOGIES, INC.

Series C preferred stock, the Series A preferred shares or the Series B preferred shares are redeemable at the option of at least a two-thirds vote of the holders of the respective series, and the Series C preferred stock shall be redeemable upon the written request of any holder of Series C preferred stock. The redemption price for the Series A and Series B preferred stock shall be an amount equal to the greater of the appraised per share value of the Company's common stock, or an amount equal to the original purchase price plus an amount equal to 12.5% per annum, less the aggregate amount of all dividends actually paid since the issuance date. The redemption price for the Series C preferred stock shall be two times the original purchase price.

     As the redemption price of the Series A and Series B preferred stock is variable in amount, its carrying value is adjusted to the redemption amount at each balance sheet date. The Company recorded a charge to stockholders' equity of $324,661 for the year ended December 31, 1998 and $41,908,710 for the six months ended June 30, 1999 to reflect the Series A and Series B preferred stock at its fair value.

10. STOCK OPTIONS AND WARRANTS

STOCK OPTIONS

     In July 1998, the Company adopted a stock option plan (the "Plan") which provided for the grant of up to 952,380 stock options. In May 1999, the Company increased the number of options authorized under the Plan to 1,666,666. Stock options granted under the Plan have exercise periods not to exceed ten years. Options granted under the Plan during the year ended December 31, 1998 vest over a period of four years.

     The Company continues to apply APB No. 25 and related interpretations in accounting for the Plan. Had compensation costs for the Plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the methods of SFAS No. 123, the Company's net loss for the year ended December 31, 1998 would have increased from $2,360,717 to $2,375,472. The Company's net loss per share for the year ended December 31, 1998 would be the same as reported under APB No. 25.

     The fair value of each option is estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the year ended December 31, 1998: risk free interest of 5.5%, expected life of four years, dividend yield of 0%, and a volatility factor of 0%.

                          OPENSITE TECHNOLOGIES, INC.

     A summary of the status of the Plan as of December 31, 1998 and June 30, 1999 and changes during the year ended December 31, 1998 and the six months ended June 30, 1999 is presented below:

                                                                         WEIGHTED
                                                              SHARES     AVERAGE
                                                            UNDERLYING   EXERCISE
                                                             OPTIONS      PRICE
                                                            ----------   --------
Outstanding at December 31, 1997..........................        --      $  --
Granted...................................................   276,427       0.25
                                                             -------      -----
Outstanding at December 31, 1998..........................   276,427       0.25
Granted (unaudited).......................................   342,381       6.82
Forfeited (unaudited).....................................    (7,141)       .32
                                                             -------      -----
Outstanding at June 30, 1999 (unaudited)..................   611,667      $3.93
                                                             =======      =====

     The Company did not grant any stock options during the year ended December 31, 1997 or the period from inception (July 24, 1996) to December 31, 1996.

     All options granted during the year ended December 31, 1998 were granted with an exercise price equal to the fair value of the underlying common stock on the grant date, as determined by the board of directors. During the six months ended June 30, 1999, the Company recognized $118,450 in deferred compensation related to options granted at an exercise price less than fair values. The weighted average fair value of options granted during the year ended December 31, 1998 was $0.03. The following table summarizes information about the Company's stock options:

                                    OPTIONS OUTSTANDING
                                   AT DECEMBER 31, 1998
                                 -------------------------      OPTIONS EXERCISABLE
                                                REMAINING    --------------------------
                                   NUMBER      CONTRACTUAL   DECEMBER 31,    JUNE 30,
EXERCISE PRICE                   OUTSTANDING      LIFE           1998          1999
--------------                   -----------   -----------   ------------   -----------
                                                                            (UNAUDITED)
  $0.17........................    126,666      9.5 years       9,365         29,265
  $0.32........................    149,761       10 years          --             --
                                   -------                      -----         ------
                                   276,427                      9,365         29,265
                                   =======                      =====         ======

WARRANTS

     In August 1998, the Company entered into a consulting agreement with a director of the Company. Pursuant to this agreement, the Company issued warrants to purchase 120,300 shares of common stock at an exercise price of $0.44 per share. These warrants expire on December 31, 2002. The Company also issued warrants to this director to purchase 105,263 shares of common stock at an exercise price of $0.10. The $0.10 warrants were subsequently exercised in April 1999. In the event that the holders of Series A preferred stock request the redemption of their shares pursuant to the terms described in Note 9, this director can elect to put any outstanding warrants back to the Company at the per share redemption value of the Series A preferred stock, less the exercise price of the warrants.

                          OPENSITE TECHNOLOGIES, INC.

     During the year ended December 31, 1998 and the six months ended June 30, 1999, the Company recognized consulting expense of $54,221 and $268,516, respectively, to reflect the increase in value of the put feature of these warrants. In conjunction with the issuance of the Series C preferred stock and the directors resignation from the board of directors in March 1999, the warrants were amended such that the redemption provision expired on March 31, 1999. Accordingly, the carrying amount of the remaining outstanding warrants was transferred to additional paid in capital as of that date.

11. COMMITMENTS

     The Company entered into a capital lease for furniture and equipment that expires in 2001. The gross amount of furniture and equipment and related accumulated depreciation recorded under capital leases and included in property and equipment was as follows at December 31, 1998:

Furniture and equipment.....................................  $74,795
Less accumulated depreciation...............................   (6,402)
                                                              -------
                                                              $68,393
                                                              =======

     There were no capital leases at December 31, 1997.

     The Company also has several non-cancelable operating leases, primarily for office space and office equipment, that extend through August 2001. Rental expense, including maintenance charges, for operating leases during 1998 and 1997 was $72,295 and $7,227, respectively.

     The future minimum lease payments under the non-cancelable lease agreements are as follows:

                                                             CAPITAL    OPERATING
                                                              LEASES     LEASES
                                                             --------   ---------
Year ending December 31:
  1999.....................................................  $ 30,588   $ 90,244
  2000.....................................................    30,588     61,644
  2001.....................................................    17,843     30,802
                                                             --------   --------
Total future minimum lease payments........................    79,019   $182,690
                                                                        ========
Less amount representing interest..........................   (14,099)
                                                             --------
Present value of future minimum lease payments.............    64,920
Less current portion.......................................   (22,155)
                                                             --------
Obligations under capital leases, excluding current
  portion..................................................  $ 42,765
                                                             ========

     In March 1999, the Company entered into an agreement with Protege Software Limited ("Protege"), whereby Protege will provide a general manager for the Company's European subsidiary, Opensite Europe Ltd., and will provide certain back office and administrative functions. The initial term of the agreement is an 18 month period beginning April 1, 1999. However, the agreement will be automatically extended for a

                          OPENSITE TECHNOLOGIES, INC.

subsequent 12 month period unless the agreement is terminated by either Protege or the Company.

     The Company will pay Protege a fee of approximately $23,000 per month, plus out-of-pocket costs, for these services. In addition, Protege can earn an additional fee based on 7.5% of net revenue from support and maintenance services and 15% of net revenue from software licensing related to sales within Protege's territory, as defined in the agreement.

12. RELATED PARTY TRANSACTION

     In March 1999, an officer of the Company borrowed $300,000 from the Company in exchange for a promissory note due upon the earlier of the termination of the officer's employment with the Company or December 31, 2002 with an interest rate of 6% per annum. The promissory note is collateralized by 309,523 shares of restricted stock owned by the officer.

13. SUBSEQUENT EVENT (UNAUDITED)

     In July 1999, the Company determined that it would discontinue its product development office in Buffalo, New York by December 31, 1999. In connection with this office closing, the Company expects to incur a charge of approximately $450,000 primarily related to severance and other compensation expense.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                3,681,800 SHARES



                                 OPENSITE LOGO


                                  COMMON STOCK

                            -----------------------

                                   PROSPECTUS
                            -----------------------


                               HAMBRECHT & QUIST


                         THE ROBINSON-HUMPHREY COMPANY


                           SOUNDVIEW TECHNOLOGY GROUP



                           WACHOVIA SECURITIES, INC.


                            ------------------------

                                            , 1999

                            ------------------------


     You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.



     No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any jurisdiction outside the United States. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.



     Until                   , 1999, all dealers that buy, sell or trade in our
common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee.........  $ 12,510
National Association of Securities Dealers, Inc. fee........     5,000
Nasdaq National Market listing fee..........................    90,000
Accountants' fees and expenses..............................   300,000*
Legal fees and expenses.....................................   250,000*
Blue Sky fees and expenses..................................     5,000*
Transfer Agent's fees and expenses..........................    20,000*
Printing and engraving expenses.............................   200,000*
Miscellaneous...............................................     7,490*
                                                              --------
          Total Expenses....................................  $890,000*
                                                              ========

-------------------------

* Estimated.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Restated Certificate of Incorporation limits personal liability for breach of the fiduciary duty of its directors to the fullest extent provided by the General Corporation Law of the State of Delaware. Such provisions provide that no director of OpenSite shall have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty of care or other duty as a director. However, such provisions shall not eliminate or limit the liability of a director

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for voting or assenting to unlawful distributions; or

     - for any transaction from which the director derived an improper personal benefit.

     Any amendment, modification or repeal of such provisions will not eliminate or reduce the effect of such provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment, repeal or adoption of such an inconsistent provision. If the General Corporation Law of the State of Delaware is subsequently amended to provide for further limitations on the personal liability of directors of corporations for breach of duty of care or other duty as a director, then the personal liability of the directors of OpenSite will be so further limited to the greatest extent permitted by the General Corporation Law of the State of Delaware.

     Section 7 of the Underwriting Agreement filed as Exhibit 1.1 hereto also contains certain provisions pursuant to which certain officers, directors and controlling persons of the Company may be entitled to be indemnified by the underwriters named therein.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The share numbers presented below are provided with respect to our shares of common stock and Series A preferred stock, Series B preferred stock and Series C preferred stock and reflect (1) various stock splits and (2) the recapitalization of the Series A preferred stock, Series B preferred stock and Series C preferred stock into common stock, which will occur immediately prior to completion of this offering.

     In January 1998, we sold an aggregate 1,544,610 shares of Series A preferred stock to Auction Ventures, LLC for an aggregate offering price of $600,000. This issuance of securities was deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) thereof.

     In August 1998, we sold 309,523 shares of restricted common stock to Kip A. Frey for an aggregate offering price of $65,000. This issuance of securities was deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance on Rule 701 promulgated hereunder.

     In August 1998, we issued warrants to purchase an aggregate 198,719 shares of common stock to Bandrowski Enterprises LLC in exchange for services. This issuance of securities was deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) thereof.

     In August and September 1998, we sold an aggregate 2,380,952 shares of Series B preferred stock to Intersouth Partners IV, L.P., Noro-Moseley Partners, L.P., Southeast Interactive Technology Fund II, LLC, and Wakefield Group II, LLC for an aggregate offering price of $4,000,000. This issuance of securities was deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) thereof.

     In October 1998, we sold 42,857 shares of restricted common stock to James
R. Ford for an aggregate offering price of $13,500. This issuance of securities was deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance on Rule 701 promulgated hereunder.

     In March and April 1999, we sold an aggregate 5,714,285 shares of Series C preferred stock to CNET, Inc., GE Capital Equity Investments, Inc., Intersouth Partners IV, L.P., Noro-Moseley Partners, IV, L.P., Noro-Moseley Partners IV B, L.P., Societe Generale Capital Corporation, Southeast Interactive Technology Fund II, LLC, and Wakefield Group II, LLC for an aggregate offering price of $24,000,000. This issuance of securities was deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance on
Section 4(2) thereof.

     Recipients of securities in these transactions represented their intention to acquire the securities for investment purposes only and not with a view to or for the sale in connection with any distribution of those securities, and we affixed appropriate legends to the share certificates issued in those transactions. All recipients of these securities had adequate access, through their relationships with us or otherwise, to information about us.

ITEM 16.  EXHIBITS


EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
1.1*     --   Form of Underwriting Agreement.
3.1*     --   Amended and Restated Certificate of Incorporation of the
              Registrant.
3.3*     --   Amended and Restated Bylaws of the Registrant.
4.1*     --   See Exhibits 3.1 and 3.3 for provisions of the Amended and
              Restated Certificate of Incorporation and Amended and
              Restated Bylaws of the Registrant defining rights of the
              holders of Common Stock of the Registrant.
4.2*     --   Specimen Stock Certificate.

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
5.1+     --   Opinion of Morris, Manning & Martin, L.L.P., Counsel to the
              Registrant, as to the legality of the shares being
              registered.
10.1*    --   Office Space Lease dated May 15, 1998 by Ticon, Inc. and
              OpenSite.
10.2*    --   Office Space Lease dated August 31, 1998 by Ticon
              Properties, LLC and OpenSite.
10.3*    --   Commercial Lease (Office) dated October 26, 1998 by and
              between K.K.G.R.H. Assoc. L.P. and OpenSite.
10.4*    --   Office Space Lease dated February 16, 1999 by Ticon
              Properties, LLC and OpenSite.
10.5*    --   OpenSite Stock Option Plan.
10.6*    --   Amendment No. 1 to OpenSite Stock Option Plan.
10.7*    --   Amended and Restated Executive Employment Agreement dated as of July 8, 1999 by and between OpenSite and Kip A. Frey.
10.8*    --   Amended and Restated Restricted Stock Agreement dated as of
              July 8, 1999 by and between OpenSite and Kip A. Frey.
10.9*    --   Registration Rights Agreement dated as of March 30, 1999.
10.10*   --   Agreement dated as of March 30, 1999, by and between
              OpenSite and Kip A. Frey
10.11*   --   Pledge Agreement, dated as of March 30, 1999, by and among
              OpenSite, Kip A. Frey and Gross, Shuman, Brizdle &
              Gilgillan, P.C.
10.12*   --   Form of Indemnity Agreement.
10.13*   --   Form of OpenSite Business Partner Agreement.
10.14*   --   Form of OpenSite Concierge Auction Hosting and Services
              Agreement.
10.15*   --   Form of License Agreement.
10.16*   --   Office Space Lease commencement date July 1, 1999 by CMD
              Properties, Inc. and OpenSite.
16.1**   --   Letter from KPMG LLP, dated July      , 1999.
21.1*    --   List of Subsidiaries.
23.1+    --   Consent of PricewaterhouseCoopers LLP.
23.2+    --   Consent of Morris, Manning & Martin, L.L.P. (included in
              Exhibit 5.1).
24.1*    --   Powers of Attorney (included on signature page).
27.1*    --   Financial Data Schedule (for SEC use only).


-------------------------

 + Filed herewith.

 * Previously filed.

** To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The Registrant hereby undertakes that:

          (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

          (ii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina on the 26th day of July, 1999.


                                          OPENSITE TECHNOLOGIES, INC.

                                          By:          /s/ KIP A. FREY
                                             -----------------------------------
                                                         Kip A. Frey
                                                President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kip A. Frey and Richard E. Widin and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


           SIGNATURE                           TITLE                    DATE
           ---------                           -----                    ----

        /s/ KIP A. FREY           President, Chief Executive        July 26, 1999
--------------------------------    Officer (Principal Executive
          Kip A. Frey               Officer) and Director

               *                  Vice President and Chief          July 26, 1999
--------------------------------    Financial Officer (Principal
       Timothy K. Oakley            Financial and Accounting
                                    Officer)

               *                  Director                          July 26, 1999
--------------------------------
      Justin Hall-Tipping

               *                  Director                          July 26, 1999
--------------------------------
         Roger Hurwitz

               *                  Director                          July 26, 1999
--------------------------------
          Mark Jauquet

           SIGNATURE                           TITLE                    DATE
           ---------                           -----                    ----

               *                  Director                          July 26, 1999
--------------------------------
         Ross B. Kenzie

                                  Director
--------------------------------
         Mitchell Mumma

               *                  Director                          July 26, 1999
--------------------------------
         Alan J. Taetle

      *By: /s/ KIP A. FREY
--------------------------------
          Kip A. Frey,
        Attorney-in-Fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
1.1*     --   Form of Underwriting Agreement.
3.1*     --   Amended and Restated Certificate of Incorporation of the
              Registrant.
3.3*     --   Amended and Restated Bylaws of the Registrant.
4.1*     --   See Exhibits 3.1 and 3.3 for provisions of the Amended and
              Restated Certificate of Incorporation and Amended and
              Restated Bylaws of the Registrant defining rights of the
              holders of Common Stock of the Registrant.
4.2*     --   Specimen Stock Certificate.
5.1+     --   Opinion of Morris, Manning & Martin, L.L.P., Counsel to the
              Registrant, as to the legality of the shares being
              registered.
10.1*    --   Office Space Lease dated May 15, 1998 by Ticon, Inc. and
              OpenSite.
10.2*    --   Office Space Lease dated August 31, 1998 by Ticon
              Properties, LLC and OpenSite.
10.3*    --   Commercial Lease (Office) dated October 26, 1998 by and
              between K.K.G.R.H. Assoc. L.P. and OpenSite.
10.4*    --   Office Space Lease dated February 16, 1999 by Ticon
              Properties, LLC and OpenSite.
10.5*    --   OpenSite Stock Option Plan.
10.6*    --   Amendment No. 1 to OpenSite Stock Option Plan.
10.7*    --   Amended and Restated Executive Employment Agreement dated as of July 8, 1999 by and between OpenSite and Kip A. Frey.
10.8*    --   Amended and Restated Restricted Stock Agreement dated as of
              July 8, 1999 by and between OpenSite and Kip A. Frey.
10.9*    --   Registration Rights Agreement dated as of March 30, 1999.
10.10*   --   Agreement dated as of March 30, 1999, by and between
              OpenSite and Kip A. Frey
10.11*   --   Pledge Agreement, dated as of March 30, 1999, by and among
              OpenSite, Kip A. Frey and Gross, Shuman, Brizdle &
              Gilgillan, P.C.
10.12*   --   Form of Indemnity Agreement.
10.13*   --   Form of OpenSite Business Partner Agreement.
10.14*   --   Form of OpenSite Concierge Auction Hosting and Services
              Agreement.
10.15*   --   Form of License Agreement.
10.16*   --   Office Space Lease commencement date July 1, 1999 by CMD
              Properties, Inc. and OpenSite.
16.1**   --   Letter from KPMG LLP, dated July      , 1999.
21.1*    --   List of Subsidiaries.
23.1+    --   Consent of PricewaterhouseCoopers LLP.
23.2+    --   Consent of Morris, Manning & Martin, L.L.P. (included in
              Exhibit 5.1).

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
24.1*    --   Powers of Attorney (included on signature page).
27.1*    --   Financial Data Schedule (for SEC use only).


------------------------------

 + Filed herewith.

 * Previously filed.

** To be filed by amendment.